Annual Report 2012



Absorption
Analytics
Availability
Cap Rates
Committed
Dealmakers
Demographic
Expanding
Financial Services
High Margins
Information

We are CoStar

Innovation
Insight
Inventory
Knowledge
Lease Comps
Lease Management
Listings
Marketplaces
Mobility
Portfolio Management
Productivity
Rental rates
Sale Comps










SIMON







CBRE

Microsoft





Colliers INTERNATIONAL

TISHMAN SPEYER

COMMERCIAL REAL ESTATE'S #1 INFORMATION,
ANALYTICS AND MARKETING PLATFORM


CoStar
GROUP

We are the **number one provider** of mission-critical information, analytics and marketing services for the **$11 trillion** commercial real estate industry in the United States and United Kingdom.

$350 MILLION
2012 ANNUAL REVENUE

94%
12-MONTH TRAILING RENEWAL RATE

10 MILLION
UNIQUE MONTHLY VISITORS TO OUR WEBSITES

$20 MILLION
RECORD FOURTH QUARTER EBITDA



We Are Just Getting Started

Dear Shareholders:

2012 was an outstanding year for CoStar Group. In addition to our excellent financial performance, we dramatically expanded our platform of commercial real estate services and positioned the company for higher revenue and earnings growth. It was truly a transformational year with many highlights:

- In April 2012, we closed the much-anticipated acquisition of LoopNet, Inc., which combines the industry-leading information and analytics services of CoStar with LoopNet's powerful online marketing platform. The cross-selling opportunity is tremendous, and we have already begun realizing the benefits with record annual revenue and EBITDA, as well as expanding margins.
- We posted the best financial performance in our Company's history as we generated approximately $350 million in revenue in 2012. We crossed the $100 million revenue mark in a quarter for the first time in the fourth quarter of 2012. Our quarterly EBITDA reached an all-time high of $20 million in the fourth quarter of 2012, which represents an 86% increase year-over-year. For the full-year, we achieved record EBITDA of $60 million.
- Our renewal rates increased to all-time highs. Our 12-month trailing renewal rate for annual subscription services increased 90 basis points from 2011 to a record 94% in 2012. Even more gratifying was our 99% renewal rate among the more than 5,000 annual subscription customers who have been CoStar clients for more than five years. We believe our customers obtain enormous value from their CoStar subscriptions, and their satisfaction is reflected in their continued use over the years.
- We added a record number of new clients in 2012 as we continued to grow revenues, generated larger profits and expanded our reach into the multi-billion dollar market for our services.
- In the United States, nearly 15,000 individuals are using our ground-breaking mobile iPad application CoStarGo®, which is contributing positively to our sales.



- We have become a powerful force in commercial real estate on the Internet. As of January 2013, over 10 million unique monthly users in aggregate visited CoStar websites, with over one million accessing our sites from mobile devices. We believe nearly 25% of all commercial real estate traffic on the Internet goes through one of our websites.
- In the United Kingdom, we launched CoStarGo and our suite of online information and analytics services: CoStar Property®, CoStar COMPS® and CoStar Tenant®. Now, commercial real estate professionals all across the U.K. can access the full power of CoStar's data and analytics on an iPad.

With each strategic development, we are refining and improving upon our success in building the premier industry platform of mission-critical products and services for anyone involved with commercial real estate. We now service a highly-diversified client base of nearly 200,000 paying subscribers in aggregate who are using our information, analytics, marketing and software solutions to be more efficient, more productive and more profitable.

We believe the cross-sell potential from the LoopNet acquisition could significantly impact revenue over the next 5 years.

LOOPNET. As we expected, the acquisition of LoopNet is proving to be transformational. LoopNet operates the leading online marketplace for commercial real estate with 6.7 million registered users, mostly small tenants and buyers, and LoopNet.com attracts over four million unique visitors per month. The addition of LoopNet provides increased scale, access to a large customer base and helps accelerate our ability to provide our products and services to an even wider audience. CoStar and LoopNet are two of the premier brands in commercial real estate. Together, we are clearly the "go-to" source for information, analytics and marketing solutions for the commercial real estate industry.

Operationally, we have been working nonstop on integrating our resources to capture what we see as a once-in-a-lifetime opportunity. From research to customer service, technology, sales, finance and human resources, we have made great strides in bringing the two companies together to maximize this tremendous opportunity. In less than a year, we have already achieved nearly $20 million in annualized cost synergies.

As we grow our platform, I believe tighter integration of infrastructure and alignment of strategy and resources among our brands will lead to greater operating efficiencies, cost savings and new products.

The potential cross-selling opportunity to our respective customer bases is substantial. We have identified approximately 100,000 LoopNet users that we believe are outstanding prospects to buy CoStar's superior information services. In addition, there are thousands of brokers and owners that have listings in CoStar but do not advertise their listings with LoopNet. We believe the cross-sell potential from the LoopNet acquisition could significantly impact revenue over the next five years. While the additional annual revenue potential is very large, we have only scratched the surface of this opportunity. Through February 2013, we have already generated almost $15 million in cross-selling revenue. We are increasing the size of our field sales force in order to reach more LoopNet customers faster with powerful demonstrations of CoStar information products.

Since the acquisition, we have brought renewed focus and marketing attention to LoopNet's Premium Lister service where owners and brokers pay to list properties that are for sale or for lease. Research we conducted since the acquisition confirmed that LoopNet's brand recognition is very strong but revealed that customers are not clear on LoopNet's value proposition, specifically the benefit of a paid "Premium" listing vs. a free listing. In the third quarter, we launched an aggressive sales and marketing campaign to generate awareness of Premium Lister and to better demonstrate the value of a paid listing on LoopNet.

On the sales side, we greatly increased the Premium Lister sales effort, with our field sales force now selling quarterly and annual subscriptions at the firm and site level. In less than two quarters' time, we have reversed the negative seasonal sales trend in LoopNet's flagship service that existed prior to the acquisition. Premium Lister is now growing and that growth is accelerating. Premium Lister sales for the month of January 2013 alone were better than any other quarter at LoopNet in the years leading up to the acquisition. I believe Premium Lister sales are going to significantly impact CoStar's revenue growth and margin expansion for many years to come.

THE UNITED KINGDOM. In the fourth quarter, we introduced CoStarGo and CoStar's full suite of information and analytics services in the United Kingdom. This marks the first time commercial real estate professionals in the U.K. will have access to CoStar Suite, which is a much more robust platform than the FOCUS information service we have offered in the U.K. In the field, they now also have the full power of CoStar at their fingertips with CoStarGo.

We introduced the services initially to a select group of FOCUS users through a series of launch events in London, Glasgow, Birmingham, Manchester and Edinburgh in November and December 2012, and focused our U.K. sales team on training and driving adoption among this select client base. In January 2013, we began offering CoStar Suite as a premium upgrade to our broader U.K. customer base and to new clients, supported by an aggressive sales and marketing campaign. The initial reaction has been overwhelmingly positive. If CoStarGo is a game changer in the United States, we believe it is even more so in the United Kingdom, where clients have never been able to access such high-quality, comprehensive data so easily.

NEW PRODUCT INITIATIVES FOR 2013. We believe our technology team is the best in the industry. Just as with our previous acquisitions, the LoopNet acquisition brought tremendous complementary software talent to our company. In 2012, our development team was sharply focused on integrating CoStar and LoopNet's databases and back-end systems while progressing on the ambitious product roadmap I have put in front of them.

We are currently preparing for a major software release in 2013 that will bring exciting new features and applications to our number one revenue generator—CoStar Suite—as well as upgrades to our mobile products. In addition to providing more value to our core customers, this and subsequent planned releases will greatly enhance the value we can offer to property owners, institutional investors, banks, retailers and corporations.


COSTAR
GROUP

CONCLUSION. I am extremely pleased with our financial results, but more importantly I have never been more excited about what's to come. We believe we are extremely well-positioned to achieve our goal of a $500 million revenue run rate as we exit 2014, with adjusted EBITDA margins of 30 to 35%, and we are well on our way to $1 billion in high-margin annual revenues.

We believe the addressable market for our current offering of products and services is multi-billions of dollars, so we are really still only at the beginning of realizing this enormous opportunity.

I look forward to updating you on our progress.

Sincerely,

ANDREW C. FLORANCE
Founder & Chief Executive Officer



We Are

CRE Marketing At Its Best

When it comes to marketing commercial real estate on the Internet, there is no better place than LoopNet.

LoopNet.com is the most heavily visited commercial real estate website in the world with over four million unique monthly visitors.

We estimate 25% of all commercial real estate activity on the Internet goes through CoStar's websites.


LoopNet®

CITYFEET.COM

SHOWCASE.COM

A subscription to LoopNet's Premium Lister service allows owners and brokers to maximize exposure for properties they have for sale or for lease to over 6.7 million registered members of LoopNet. The LoopNet marketplace continues to grow, and in 2012 we achieved all-time highs in the total number of LoopNet registered members and unique subscribers to our services. In addition, profile views are approaching 3 million per week.

LoopLink® is our online search engine service, which enables commercial real estate firms to showcase their available properties both on the LoopNet marketplace and their firm's own website using our search software branded with the client's logo. This maintenance-free solution increases exposure and makes a brokerage firm's website more accessible in search engines such as Google, Yahoo! and Bing.

Commercial real estate participants are relying more and more on mobile devices, and we are working on new mobile offerings on both the iOS and Android platforms. Our 2012 enhancements allowed searchers to easily locate and contact our Premium Listers. Users can now better market availabilities by taking photos from their device and adding them directly to their



We are leveraging exposure for properties through all of our channels including LoopNet.com, Cityfeet.com, SHOWCASE.com and our national distribution system, which reaches over 200 newspapers across the United States.

FRED G. SAINT, President, LoopNet



With the tremendous growth in members accessing our websites through mobile devices, we plan to launch significant upgrades to both the iOS and Andriod platforms for LoopNet in 2013.

WAYNE B. WARTHEN, Chief Technology Officer & Senior Vice President, Information Technology, LoopNet

LoopNet listings, while searchers can save specific searches and track properties right from their phone, as well as receive in-app notifications of changes to these properties. These changes have resulted in over 300,000 new application installs in 2012 and approximately 23% of all LoopNet profile views are now occurring on a mobile device.

Driving high traffic volume to central marketplaces on the Internet has been a trademark of LoopNet. We have created successful, robust online marketplaces in commercial real estate for sale or for lease; land, farm and agricultural properties outside of the urban development zones; and small businesses, which ultimately rely on commercial real estate information and marketing services to find space.

LandsofAmerica® and BizBuySell® are the leaders in their respective verticals, and along with BizQuest® and LandandFarm™, nearly 2.5 million people come to our marketplace verticals each month.



In addition to growing each of our verticals, we expect to employ enhancements to each site that will encourage members to visit our other sites. This will further increase traffic and the value of listing across all of our sites.

CURTIS M. KROEKER, President, Marketplace Verticals


LandsofAmerica.com
#1 in Rural Real Estate Online

BizBuySell®

BizQuest

LandAndFarm.com®

We Are

Growing Revenue Over A Diverse Customer Base



We are aggressively increasing the size of our field sales team in order to reach the vast cross-selling opportunity resulting from the combination of LoopNet and CoStar.

JOHN L. STANFILL, Senior Vice President, Sales & Customer Service

Everyone involved in commercial real estate can benefit from CoStar's services.

- Major banks and financial institutions like JP Morgan and Citi use our data, forecasting and analytics to help manage and value their large commercial real estate equity and loan portfolios;
- Global commercial real estate firms like CBRE, Jones Lang LaSalle and Colliers International count on our comprehensive property, sales comparables and tenant information, our search engine technology, lease management tools and our marketing platforms;
- International corporations like Starbucks, Microsoft, and UPS use several of our service offerings, including information, analytics, and lease management to manage and maximize their CRE holdings;
- The world's largest property owners, including Simon, Vornado, and Prologis rely on CoStar information and marketing solutions to understand market conditions, attract tenants and position their properties most effectively in the marketplace;
- Large investors like Prudential and GE Capital use our information, analytics, forecasting and asset management tools to better understand the commercial landscape, which helps them make investment decisions in their multi-billion dollar portfolios;
- Government agencies from local municipalities to the Federal Deposit Insurance Corporation (FDIC), General Services Administration (GSA) and Internal Revenue Service (IRS) use our information to better understand the commercial real estate market. CoStar's Commercial Repeat-Sales Indices are used in the Federal Reserve's quarterly Flow of Funds report.


Microsoft

Prudential

UNITED STATES
FEDERAL RESERVE SYSTEM

citi

ups

CBRE
CB RICHARD ELLIS

comcast


We Are

Expanding Our Platform of Services

We are building the premier industry platform of mission-critical services for anyone involved with commercial real estate. As demonstrated by our purchase of LoopNet, we seek acquisitions that will enhance our service offerings and allow us to cross-sell to clients who are seeking a centralized commercial real estate solution. Some of our recent acquisitions include:


PPR

ACQUIRED IN 2009

Property and Portfolio Research (PPR) provides strategic advisory services, forecasting and risk management tools used by institutional investors, government agencies and lenders. With economists and analysts located in the U.S. and the U.K., PPR provides coverage for metropolitan areas in the U.S., U.K. and Europe.


RESOLVE

ACQUIRED IN 2009

Resolve Technology provides software solutions to banks and institutional investors. These services include: Resolve Request™, which allows users to manage commercial real estate investments; and Resolve Portfolio Maximizer® for modeling partnership structures, calculating waterfall distributions and creating "what if" scenarios for alternative investment decisions.


VP
Virtual Premise™

ACQUIRED IN 2011

Virtual Premise provides real estate portfolio and lease management solutions to help organizations like retailers, banks, service providers and other occupiers of real estate better connect their real estate initiatives with their company's corporate goals. Virtual Premise's integrated software solutions help clients streamline operations and reduce costs.

Our goal is to fully integrate all of our acquisitions so we can achieve greater operational effectiveness within the entire company and drive high-margin growth.

FRANK A. CARCHEDI, Executive Vice President, Operations



We Are CoStar

"**People are the number one asset at CoStar**. Our ability to deliver outstanding services to our clients is based upon the talents and efforts of the nearly 2,000 employees of CoStar.


Lisa Ruggles | Field Research


Barclay Howe | Product Development


Dean Violagis | Research


David Bow | Customer Service


Leah McMurtry | Member Services


Asmaae Benmerzouga | Research


Michael Cohen | Advisory Services


Scot Bohl | Product Development


Joe Pascal | Sales


Marlene Ondrovich | IT


Andrew Ventura | Product Development

2012 Excellence Awards:

Through their hard work and commitment to excellence, **they are the engine that drives our success**. I am extremely proud of our people because **they are truly the heart and soul of CoStar.**"

ANDREW FLORANCE, Founder & Chief Executive Officer



Jeff Blasbalg | Product Management



Meghan Reames | Marketing



Yaton Bowens | Enterprise Architect



Kelly Steitz | Marketing



Dawn Wilson | Accounting



Jerry Rodgers | Engineering



Brian Weaver | Field Research



Andrew Kean | U.K. Sales



Bob Evatt | Product Development



Craig Farrington | Research



Jason Butler | Product Development

- Washington Business Journal Best Real Estate Deals of 2012
- Alliance for Workplace Excellence Award
- Greater Washington's Healthiest Employers
- Commuter Connections Employer Recognition Award
- SmartCEO Smart CXO Award
- Washington Business Journal CFO of the Year
- Gold Marcom Award
- Washington Metropolitan Area Corporate Counsel Association Outstanding Small Law Department Award

We Are

The Largest and Most Comprehensive CRE Database



We make over 120,000 updates to our database every day.

JENNY L. KITCHEN, Senior Vice President, Research

We have invested more than $1 billion over the past 20 years to build and maintain the largest, most comprehensive database for commercial real estate covering the United States and the United Kingdom.

Over 1,000 CoStar researchers continue to expand and improve this massive database. We have over 130 research vehicles in the field and our field researchers conduct 15,000 sign checks daily, visit thousands of properties and take millions of photographs. Our field researchers are now conducting video space tours properties. The videos will be posted on LoopNet and CoStar with a Premium Lister subscription.

We currently provide detailed coverage of office, land, industrial, retail and multifamily properties. In 2012, we completed the first phase of a major initiative to expand our dataset in multifamily. We now have comprehensive information on over 60,000 properties across the United States with 20 or more units and effective rents for nearly 70,000 properties. We believe we now have the most comprehensive database of multifamily properties available anywhere. This expanded dataset, combined with major enhancements to how that data is delivered within our products, is expected to have tremendous appeal to brokers, owners, investors, lenders and appraisers that work with multifamily properties.

91 BILLION SQ. FEET TRACKED

4.2 MILLION BUILDINGS

1.6 MILLION LISTINGS


COSTAR GROUP
FIELD RE

We Are
Leading Technology Innovation

We are creating a fully integrated platform of information, analytics and marketing services for the commercial real estate industry, delivered across the Internet and on mobile devices.



We are deploying cutting-edge technology to drive efficiencies and profitability for our clients.

FRANK A. SIMURO, Chief Information Officer

At the top of our list of technology initiatives is the integration of CoStar and LoopNet's back-end systems. We believe these efforts will lead to greatly increased efficiency and cost synergies in several aspects of our business—research and data collection, customer relationship management, customer support and internal systems. Upon completion, these initiatives are expected to significantly enhance our ability to upsell and cross-sell from within the products. For example, one major enhancement planned is the ability to show searchers on LoopNet how many more properties they would see had they conducted the same search using CoStar Property. Similarly, we will be able to show a broker or owner with a free listing on LoopNet how much exposure they are missing by not having paid for Premium exposure for their listing.

At the same time, we are moving forward on a number of major initiatives for 2013 and beyond.

Our developers are working to bring to life a very detailed design layout for what we have been calling CoStar Fusion. Our goal is to create a highly integrated, customizable user interface that will allow even better access to our massive proprietary database coupled with amazing analytics capabilities. Users will be able to access the entire CoStar platform in one place.

Rather than a single launch date, we are working on a long series of enhancements for the integration of our service offerings and the web and mobile delivery of our products. We will be adding new features and functionality improvements on a regular basis that we expect will ultimately lead to a better user experience and more value for each of the distinct user groups we serve.

We are nearing completion of our Lease Discounted Cash Flow (DCF) module, and we expect to launch it in 2013 along with a major upgrade to the current CoStar Suite.

Lease DCF gives our clients the ability to perform complicated discounted cash flow analysis on multiple lease scenarios and give meaningful side- by-side comparisons that will help their clients understand the true cost of the leases they are considering. CoStar's Lease DCF will be available on both our web service and the iPad.





We Are

Strengthening Our U.K. Offering

At the end of 2012, our service offering in the U.K. took a dramatic leap forward with the launch of CoStar Suite and CoStarGo. Commercial real estate professionals in the U.K. have benefited from CoStar's deep, actively updated database for many years, but with CoStar Suite they now have access to more robust research and better analytic tools. And with CoStarGo they can access our comprehensive information, images and analytic tools when they are in the field with their clients.



With the best data, the best products and the best CRE news service in the United Kingdom, we believe we are poised for a tremendous year.

GILES R. NEWMAN, Managing Director, CoStar U.K. Limited




REVOLUTIONISE
THE WHERE YOU WORK

We believe the CoStar Suite and CoStarGo platform will be a major catalyst in growing our revenues in the U.K. beyond the approximately $20 million annual revenue we have realized in recent years. We believe the U.K. market opportunity is substantial, and we are the only firm capable of realizing that opportunity.

In addition to our information and analytics, we offer other important services throughout the U.K. Our Propex® service facilitates the introduction of buyers to agents representing properties and owners. Every week we provide updates directly to over 17,000 commercial property investors and agents listing newly available investments. CoStar News is the preeminent source of commercial property news in the U.K., and our readership currently exceeds 28,000.

We generated nearly $350 million in annual revenue and over $60 million in annual EBITDA—both are the most in our Company's history.

BRIAN J. RADECKI, Chief Financial Officer



2012 Financial Highlights

In 2012 we achieved record financial results and significant milestones in several key areas:

- Our quarterly EBITDA reached an all-time high of $20 million in the fourth quarter, which represents an 86% increase year-over-year.
- The fourth quarter of 2012 marked the first time the Company crossed the $100 million mark in revenue for a quarter.
- We have increased revenue in 14 consecutive quarters.
- The balance sheet is very strong with over $177 million in cash and investments as of December 31, 2012.

Additionally, our renewal rates on annual subscription services increased to all-time highs. Our 12-month trailing renewal rate increased to a record 94% in 2012. We also had a 99% renewal rate for the more than 5,000 annual subscription customers who have been CoStar clients for more than five years. With the acquisition of LoopNet, we now have nearly 200,000 paying subscribers in aggregate.

IN THOUSANDS, EXCEPT PER SHARE DATA

OPERATIONS	2008	2009	2010	2011	2012
Revenues	$212,428	$209,659	$226,260	$251,738	$349,936
Net Income	$24,623	$18,693	$13,289	$14,656	$9,915
Net Income per share-diluted	$1.26	$0.94	$0.64	$0.62	$0.37
Weighted average outstanding shares-diluted	19,550	19,925	20,707	23,527	26,949

BALANCE SHEET	2008	2009	2010	2011	2012
Cash, cash equivalents and investments	$224,590	$255,698	$239,316	$573,379	$177,726
Total assets	$334,384	$404,579	$439,648	$771,035	$1,165,139
Stockholders' equity	$303,421	$359,006	$381,502	$659,177	$826,343

2012 Financial Highlights (Continued)

QUARTERLY EBITDA
(IN MILLIONS)



20
15
10
5
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2011
2012

FIVE YEAR REVENUE GROWTH
(IN MILLIONS)



350
300
250
200
150
2008
2009
2010
2011
2012

RECONCILIATION OF QUARTERLY EBITDA WITH 2011–2012 QUARTERLY NET INCOME
(IN MILLIONS)

	2011				2012			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income	$4.5	$2.6	$2.3	$5.2	$5.1	($6.7)	$6.8	$4.7
Purchase amortization	0.8	0.8	0.9	1.0	1.0	5.8	7.9	7.6
Depreciation and other amortization	2.6	2.4	2.1	2.2	2.3	2.4	2.8	3.0
Interest income	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)
Interest expense	-	-	-	-	-	1.2	1.8	1.8
Income tax expense, net	2.8	1.5	0.9	2.8	3.7	5.6	0.4	3.5
EBITDA	**$10.5**	**$7.1**	**$6.0**	**$11.0**	**$11.9**	**$8.2**	**$19.6**	**$20.5**

This report contains "forward-looking statements," including, without limitation, statements regarding CoStar's expectations, beliefs, intentions or strategies regarding the future. These statements are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. Please review the section entitled "Risk Factors" in CoStar's Form 10-K for the year ended December 31, 2012, for potential factors that could cause actual results to differ materially from these forward-looking statements. All forward-looking statements are based on information available to CoStar on the date of this report, and we assume no obligation to update such statements whether as a result of new information, future events or otherwise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 0-24531

CoStar Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2091509**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1331 L Street, NW, Washington, DC 20005
(Address of principal executive offices) (zip code)

(202) 346-6500
(Registrant's telephone number, including area code)

(877) 739-0486
(Registrant's facsimile number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of the common stock on June 29, 2012 on the Nasdaq Stock Market, Nasdaq Global Select Market, the aggregate market value of registrant's common stock held by non-affiliates of the registrant was approximately $2.2 billion.

As of February 22, 2013, there were 28,339,028 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2012, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. Business

In this report, the words "we," "our," "us," "CoStar" or the "Company" refer to CoStar Group, Inc. and its direct and indirect subsidiaries. This report also refers to our websites, but information contained on those sites is not part of this report.

CoStar Group, Inc., a Delaware corporation, founded in 1987, is the number one provider of information, analytics and marketing services to the commercial real estate industry in the United States ("U.S.") and United Kingdom ("U.K.") based on the fact that we offer the most comprehensive commercial real estate database available; have the largest research department in the industry; own and operate the leading online marketplace for commercial real estate in the U.S. based on the number of unique visitors per month; provide more information, analytics and marketing services than any of our competitors and believe that we generate more revenues than any of our competitors. Our integrated suite of online service offerings includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, internet marketing services, analytical capabilities, information for clients' websites, information about industry professionals and their business relationships, data integration and industry news. Our service offerings span all commercial property types, including office, industrial, retail, land, mixed-use, hospitality and multifamily. We manage our business geographically in two operating segments, with our primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France.

Strategy

Since our founding, CoStar's strategy has been to provide commercial real estate professionals with critical knowledge to explore and complete transactions by offering the most comprehensive, timely and standardized information on U.S. commercial real estate. We have extended our offering of comprehensive commercial real estate information to include London and other parts of the U.K. and parts of France, through acquisitions and internal growth and development. Information about CoStar's revenues from, and long-lived assets located in, foreign countries is included in Notes 2 and 12 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. CoStar's revenues, EBITDA, assets and liabilities, broken out by segment are set forth in Note 12 to our consolidated financial statements. Information about risks associated with our foreign operations is included in "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

We deliver our content to our U.S. customers primarily via an integrated suite of online service offerings that includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, internet marketing services, analytical capabilities, information for clients' websites, information about industry professionals and their business relationships, data integration and industry news. Our subsidiary, LoopNet, Inc. ("LoopNet"), operates an online marketplace that enables property owners, landlords, and commercial real estate agents working on their behalf to list properties for sale or for lease and to submit detailed information about property listings. Commercial real estate agents, buyers and tenants also use LoopNet's online marketplace to search for available property listings that meet their criteria. We also provide market research and analysis for commercial real estate investors and lenders via our Property and Portfolio Research, Inc. ("PPR") service offerings; portfolio and debt management and reporting capabilities through our Resolve Technology, Inc. ("Resolve Technology") service offerings; and real estate and lease management solutions, including lease administration and abstraction services, through our Virtual Premise, Inc. ("Virtual Premise") service offerings. We have created and are continually improving our standardized information, analytics and marketing platform where members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information.

Our standardized platform includes the most comprehensive proprietary database in the industry; the largest research department in the industry; proprietary data collection, information management and quality control systems; a large in-house product development team; a broad suite of web-based information, analytics and marketing services; a large team of analysts and economists; and a large base of clients. Our database has been developed and enhanced for more than 25 years by a research department that makes thousands of daily database updates. In addition to our internal efforts to grow the database, we have obtained and assimilated approximately 80 proprietary databases.

Our subscription-based information services consist primarily of CoStar Property Professional®, CoStar Tenant®, CoStar COMPS Professional® and FOCUS™ services. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and through our mobile application, CoStarGo, and comprise our primary service offering in our U.S. operating segment. FOCUS is our primary service offering in our International operating segment. Additionally, we introduced CoStar Property Professional, CoStar COMPS Professional, CoStar Tenant and CoStarGo in the U.K. in the fourth quarter of 2012.

Our subscription-based services consist primarily of similar services offered over the Internet to commercial real estate industry and related professionals. Our services are typically distributed to our clients under subscription-based license agreements that renew automatically, a majority of which have a term of one year. Upon renewal, many of the subscription contract rates may change in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based information services rather than fees based on actual system usage. Contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

Expansion and Growth

Acquisitions

We have continually expanded the geographical coverage of our existing information services and developed new information, analytics and marketing services. In addition to internal growth, we have grown our business through strategic acquisitions. Most recently, in April 2012, we acquired LoopNet; the LoopNet acquisition is described below under "LoopNet Acquisition."

Historically, our expansion includes the acquisitions of Chicago ReSource, Inc. in Chicago in 1996 and New Market Systems, Inc. in San Francisco in 1997. In August 1998, we expanded into the Houston region through the acquisition of Houston-based real estate information provider C Data Services, Inc. In January 1999, we expanded further into the Midwest and Florida by acquiring LeaseTrend, Inc. and into Atlanta and Dallas/Fort Worth by acquiring Jamison Research, Inc. In February 2000, we acquired COMPS.COM, Inc., a San Diego-based provider of commercial real estate information. In November 2000, we acquired First Image Technologies, Inc., a California-based provider of commercial real estate software. In September 2002, we expanded further into Portland, Oregon through the acquisition of certain assets of Napier Realty Advisors (doing business as REAL-NET). In January 2003, we established a base in the U.K. with our acquisition of London-based FOCUS Information Limited. In May 2004, we expanded into Tennessee through the acquisition of Peer Market Research, Inc., and in June 2004, we extended our coverage of the U.K. through the acquisition of Scottish Property Network. In September 2004, we strengthened our position in Denver, Colorado through the acquisition of substantially all of the assets of RealComp, Inc., a local comparable sales information provider.

In January 2005, we acquired National Research Bureau, a Connecticut-based provider of U.S. shopping center information. In December 2006, our U.K. subsidiary, CoStar Limited, acquired Grecam S.A.S. ("Grecam"), a provider of commercial property information and market-level surveys, studies and consulting services located in Paris, France. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited ("Propex"), a provider of commercial property information and operator of an electronic platform that facilitates the exchange of investment property located in London, England. In April 2008, we acquired the assets of First CLS, Inc. (doing business as the Dorey Companies and DoreyPRO), an Atlanta-based provider of local commercial real estate information. In July 2009, we acquired Massachusetts-based PPR, a provider of real estate analysis, market forecasts and credit risk analytics to the commercial real estate industry, and its wholly owned U.K. subsidiary Property and Portfolio Research Ltd., and in October 2009, we acquired Massachusetts-based Resolve Technology, a provider of business intelligence and portfolio management software serving the institutional real estate investment industry. In October 2011, we acquired Virtual Premise, a Software as a Service, or on-demand software, provider of real estate and lease management solutions located in Atlanta, Georgia.

LoopNet Acquisition

On April 30, 2012, we completed the acquisition of LoopNet. The acquisition combines the research capabilities of CoStar with the marketing solutions offered by LoopNet. We expect the acquisition will create efficiencies in operations and provide greater tools for the combined company's customers. To acquire LoopNet, we paid stock and cash consideration with an aggregate value of approximately $883.4 million as of the closing date.

In connection with the LoopNet acquisition, we agreed to the terms of a consent order issued by the Federal Trade Commission (the "FTC"). The consent order, which is publicly available on the FTC's website at www.ftc.gov, requires us to maintain certain business practices that the FTC believes will promote competition. For example, the consent order requires us to maintain our customary practice of selling our products separately and on a market-by-market basis. It also requires us to license our products to customers who have bought our competitors' products on a non-discriminatory basis, which we have always done in the past. In addition, we are required to maintain our customary licensing practices with respect to the length of our contracts, to allow customers with multi-year contracts to cancel with one year's advance notice, and to agree to reduce the cost of any litigation with customers by offering to arbitrate certain disputes.

We funded the cash portion of the consideration payable to LoopNet stockholders in the merger through a combination of cash on hand, including the net proceeds of approximately $247.9 million from an equity offering we completed in June 2011 and the proceeds of a $175.0 million term loan facility available to us under a credit agreement (as amended, the "Credit Agreement"), dated February 16, 2012, by and among CoStar, as borrower, CoStar Realty Information, Inc. ("CoStar Realty"), as co-borrower, JPMorgan Chase Bank, N.A. ("J.P. Morgan Bank"), as administrative agent, and the other lenders thereto.

Development

We expect to continue to develop and distribute new services, improve existing services, integrate products and services, cross-sell existing services, and expand and develop supporting technologies for our research, sales and marketing organizations. We are also committed to supporting and improving our existing core information, analytic and marketing services.

Examples of new tools and services that we are currently developing and expect to introduce to customers in the near future include upgrades to our suite of online service offerings – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. These upgrades are expected to include improvements to the search functionality as well as improvements to the reporting capabilities of the system. We also plan improvements to property type specific searches included as part of CoStar Property Professional.

We continue to improve our mobile application, CoStarGo®, which was launched in the U.S. on August 15, 2011 and introduced in the U.K. on November 5, 2012. CoStarGo is an iPad application that integrates and provides mobile access to subscribers of our comprehensive property, tenant and comparable sales information in our suite of online service offerings - CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. Planned improvements for CoStarGo include a multifamily search function and enhanced analytic capabilities.

We are integrating, developing and cross-selling the services offered by the companies we acquired most recently, including LoopNet, Virtual Premise, Resolve Technology and PPR. Our sales and marketing efforts are and will continue to be focused on cross-selling and marketing our services. After the acquisition of LoopNet, we launched a sales and marketing campaign directed at cross-selling CoStar's information services to LoopNet customers and LoopNet's marketing services to CoStar customers. We have incurred increased expenses associated with this marketing and sales campaign and expect to continue to incur additional expenses for the campaign during the first quarter of 2013. We anticipate that these initiatives will position the company for revenue growth in 2013 and beyond. Our investments in LoopNet, Virtual Premise, Resolve Technology, and PPR have increased, and may continue to increase; however our revenues have also increased as a result of these acquisitions, due to revenue from the acquired businesses, as well as our ability to take advantage of cross-selling opportunities among the customers of CoStar and the acquired companies.

In addition, we expect to continue our efforts to integrate the combined capabilities of CoStar's property and market-level information and PPR's analytics and forecasting expertise with Resolve Technology's real estate investment software expertise. We plan to continue efforts to integrate CoStar's business with Virtual Premise's real estate and lease management solutions. These integration efforts include providing additional tools that make our research and analytics even more valuable to subscribers. In order to implement these initiatives, we have incurred, and expect to continue to incur, additional costs. We also expect to continue to offer our core products and services individually.

International Expansion and Development

We also intend to continue to expand the coverage of our service offerings within our International segment. In December 2006, our U.K. subsidiary, CoStar Limited, acquired Grecam S.A.S., a provider of commercial property information and market-level surveys, studies and consulting services, located in Paris, France. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited, a provider of commercial property information and operator of an electronic platform that facilitates the exchange of investment property located in London, England. As part of our integration efforts, in 2007, we introduced the "CoStar Group" as the brand encompassing our international operations, and in early 2010, we launched Showcase, our internet marketing service that provides commercial real estate professionals high quality internet lead generation, in the U.K. Our July 2009 acquisition of PPR and Property and Portfolio Research Ltd. ("PPR UK"), also expanded the market research capabilities of our U.K. operations.

We have recently begun to research commercial properties in Toronto, Canada and plan to introduce services covering this area in late 2013 or early 2014. In addition, we intend to continue to upgrade our platform of services and to integrate our international operations more fully with those in the U.S. In furtherance of these initiatives, in the U.K. during the fourth quarter of 2012, we introduced a consistent international platform of service offerings, consisting of CoStarGo, our iPad application, CoStar Property Professional, CoStar COMPS Professional, and CoStar Tenant. We believe the product launch was well received and a significant marketing and sales effort is currently underway. Additionally, we have upgraded our back-end research operations, fulfillment and Customer Relationship Management ("CRM") systems to support these new U.K. services. In order to implement these services in the U.K., we incurred increased development costs through 2012. We expect that development expenses incurred by the International segment will decrease in 2013. We believe that our continued investments in U.S. and international products, internationalization of our U.S. products and integration efforts have created and will continue to build upon a platform for long-term revenue growth. We expect these investments to result in further penetration of our international subscription-based information services and the successful cross-selling of our services to customers in existing markets due to the release of our upgraded international platform and expansion of coverage of our international service offerings.

Industry Overview

The market for commercial real estate information and analysis is vast based on the variety, volume and value of transactions related to commercial real estate. Each transaction has multiple participants and multiple information requirements, and in order to facilitate transactions, industry participants must have extensive, accurate and current information and analysis. Members of the commercial real estate and related business community require daily access to current data such as space availability, properties for sale, rental rates, vacancy rates, tenant movements, sales comparables, supply, new construction, absorption rates and other important market developments to carry out their businesses effectively. Market research (including historical and forecast conditions) and applied analytics have also become instrumental to the success of commercial real estate industry participants operating in the current economic environment. There is a strong need for an efficient marketplace, where commercial real estate professionals can exchange information, evaluate opportunities using standardized data and interpretive analyses, and interact with each other on a continuous basis.

A large number of parties involved in the commercial real estate and related business community make use of the services we provide in order to obtain information they need to conduct their businesses, including:

- Sales and leasing brokers
- Property owners
- Property managers
- Design and construction professionals
- Real estate developers
- Real estate investment trust managers
- Investment bankers
- Commercial bankers
- Mortgage bankers
- Mortgage brokers
- Retailers
- Government agencies
- Mortgage-backed security issuers
- Appraisers
- Pension fund managers
- Reporters
- Tenant vendors
- Building services vendors
- Communications providers
- Insurance companies' managers
- Institutional advisors
- Investors and asset managers

The commercial real estate and related business community generally has operated in an inefficient marketplace because of the fragmented approach to gathering and exchanging information within the marketplace. Various organizations, including hundreds of brokerage firms, directory publishers and local research companies, collect data on specific markets and develop software to analyze the information they have independently gathered. This highly fragmented methodology has resulted in duplication of effort in the collection and analysis of information, excessive internal cost and the creation of non-standardized data containing varying degrees of accuracy and comprehensiveness, resulting in a formidable information gap.

The creation of a standardized information platform for commercial real estate requires an infrastructure including a standardized database, accurate and comprehensive research capabilities, experienced analysts, easy to use technology and intensive participant interaction. By combining our extensive database, approximately 1,108 researchers and outside contractors, our experienced team of analysts and economists, technological expertise and broad customer base, we believe that we have created such a platform.

CoStar's Comprehensive Database

CoStar has spent more than 25 years building and acquiring a database of commercial real estate information, which includes information on leasing, sales, comparable sales, tenants, and demand statistics, as well as digital images.

As of January 31, 2013, our database of real estate information covered the U.S., London, England and other parts of the U.K., and contained information about:

- Approximately 1.6 million sale and lease listings;
- Approximately 4.2 million total properties;
- Approximately 9.0 billion square feet of sale and lease listings;
- Approximately 5.8 million tenants;
- Approximately 1.9 million sales transactions valued in the aggregate at approximately $4.5 trillion; and
- Approximately 13.8 million digital attachments, including building photographs, aerial photographs, plat maps and floor plans.

This highly complex database is comprised of hundreds of data fields, tracking such categories as:

- Location
- Site and zoning information
- Building characteristics
- Space availability
- Tax assessments
- Ownership
- Sales and lease comparables
- Space requirements
- Number of retail stores
- Mortgage and deed information
- For-sale information
- Income and expense histories
- Tenant names
- Lease expirations
- Contact information
- Historical trends
- Demographic information
- Retail sales per square foot

CoStar Research

We have developed a sophisticated data collection organization utilizing a multi-faceted research process. In 2012, our full time researchers and contractors drove millions of miles, conducted hundreds of thousands of on-site building inspections, and conducted millions of interviews of brokers, owners and tenants.

Research Department. As of January 31, 2013, we had approximately 1,108 commercial real estate research professionals and outside contractors performing research. Our research professionals undergo an extensive training program so that we can maintain consistent research methods and processes throughout our research department. Our researchers collect and analyze commercial real estate information through millions of phone calls, e-mails, internet updates and faxes each year, in addition to field inspections, public records review, news monitoring and direct mail. Each researcher is responsible for maintaining the accuracy and reliability of database information. As part of their update process, researchers develop cooperative relationships with industry professionals that allow them to gather useful information. Because of the importance commercial real estate professionals place on our data and our prominent position in the industry, many of these professionals routinely take the initiative and proactively report available space and transactions to our researchers.

CoStar has an extensive field research effort that includes physical inspection of properties in order to research new markets, find additional inventory, photograph properties and verify existing information.

CoStar utilizes 137 high-tech, field research vehicles in 39 states, Canada and the U.K. Of these vehicles, 120 are customized energy efficient hybrid cars that are equipped with computers, proprietary Global Positioning System tracking software, high resolution digital cameras and handheld laser instruments to help precisely measure buildings, geo-code them and position them on digital maps. Some of our researchers also use custom-designed trucks with the same equipment as well as pneumatic masts that extend up to an elevation of twenty-five feet to allow for unobstructed building photographs from "birds-eye" views. Each CoStar vehicle uses wireless technology to track and transmit field data. A typical site inspection consists of photographing the building, measuring the building, geo-coding the building, capturing "For Sale" or "For Lease" sign information, counting parking spaces, assessing property condition and construction, and gathering tenant information. Certain researchers canvass properties, interviewing tenants suite by suite. In addition, many of our field researchers are photographers who take photographs of commercial real estate properties to add to CoStar's database of digital images.

Data and Image Providers. We license a small portion of our data and images from public record providers and third party data sources. Licensing agreements with these entities provide for our use of a variety of commercial real estate information, including property ownership, tenant information, demographic information, maps and aerial photographs, all of which enhance various CoStar services. These license agreements generally grant us a non-exclusive license to use the data and images in the creation and supplementation of our information, analytics and marketing services and include what we believe are standard terms, such as a contract term ranging from one to five years, automatic renewal of the contract and fixed periodic license fees or a combination of fixed periodic license fees plus additional fees based upon our usage.

Management and Quality Control Systems. Our research processes include automated and non-automated controls to ensure the integrity of the data collection process. A large number of automated data quality tests check for potential errors, including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area and expired leases. We also monitor changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. Our non-automated quality control procedures include:

- calling our information sources on recently updated properties to re-verify information;
- performing periodic research audits and field checks to determine if we correctly canvassed buildings;
- providing training and retraining to our research professionals to ensure accurate data compilation; and
- compiling measurable performance metrics for research teams and managers for feedback on data quality.

Finally, one of the most important and effective quality control measures we rely on is feedback provided by the commercial real estate professionals using our data every day.

Proprietary Technology

As of January 31, 2013, CoStar had a staff of 295 product development, database and network professionals. CoStar's information technology professionals focus on developing new services for our customers, integrating our current services, and delivering research automation tools that improve the quality of our data and increase the efficiency of our research analysts.

Our information technology team is responsible for developing and maintaining CoStar services, including but not limited to CoStar Property Professional®, CoStar COMPS Professional®, CoStar Tenant®, CoStar Showcase®, CoStarGo®, CoStar Connect®, LoopNet Premium Lister, LoopNet Premium Searcher, FOCUS™, PPR products and services, Resolve Portfolio Maximizer® and Resolve Request™, and Virtual Premise products and services. On August 15, 2011, we launched CoStarGo in the U.S.; CoStarGo is an iPad application that integrates and provides mobile access to subscribers of our comprehensive property, tenant and comparable sales information in our suite of online service offerings – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. Most recently, on November 5, 2012, we introduced CoStar Suite and CoStarGo in the U.K.

Our information technology team is responsible for developing the infrastructure necessary to support CoStar's business processes, our comprehensive database of commercial real estate information, analytics and marketing services and our extensive image library. The team implements technologies and systems that introduce efficient workflows and controls that increase the production capacity of our research teams and improve the quality of our data. Over the years, the team has developed data collection and quality control mechanisms that we believe are unique to the commercial real estate industry. The team continues to develop and modify our enterprise information management system that integrates CoStar sales, research, field research, customer support and accounting information. We use this system to maintain our commercial real estate research information, manage contacts with the commercial real estate community, provide research workflow automation and conduct daily automated quality assurance checks. In addition, our information technology team has also developed fraud-detection technology to detect and prevent unauthorized access to our services.

Our information technology professionals also maintain the servers and network components necessary to support CoStar services and research systems. Our encrypted virtual private network provides remote researchers and salespeople secure access to CoStar applications and network resources. CoStar maintains a comprehensive data protection policy that provides for use of encrypted data fields and off-site storage of all system backups, among other protective measures. CoStar's services are continually monitored in an effort to ensure our customers fast and reliable access.

Services

Our suite of information, analytics and marketing services is branded and marketed to our customers. Our services are primarily derived from a database of building-specific information and offer customers specialized tools for accessing, analyzing and using our information. Over time, we expect to continue to enhance our existing information, analytics and marketing services and develop additional services that make use of our comprehensive database to meet the needs of our existing customers as well as potential new categories of customers.

Our principal information, analytics and marketing services as of January 31, 2013 are described in the following paragraphs:

CoStar Property Professional® CoStar Property Professional, or "CoStar Property," is the Company's flagship service. It provides subscribers a comprehensive inventory of office, industrial, retail and multifamily properties and land in markets throughout the U.S. and U.K., including for-lease and for-sale listings, historical data, building photographs, maps and floor plans. Commercial real estate professionals use CoStar Property to identify available space for lease, evaluate leasing and sale opportunities, value assets and position properties in the marketplace. Our clients also use CoStar Property to analyze market conditions by calculating current vacancy rates, absorption rates or average rental rates, and forecasting future trends based on user selected variables. CoStar Property provides subscribers with powerful map-based search capabilities as well as a user controlled, password protected extranet (or electronic "file cabinet") where brokers may share space surveys and transaction-related documents online, in real time, with team members. When used together with CoStar Connect, CoStar Property enables subscribers to share space surveys and transaction-related documents with their clients, accessed through their corporate website. CoStar Property, along with all of CoStar's other core information, analytics and marketing services, is delivered solely via the Internet.

CoStar COMPS Professional® CoStar COMPS Professional, or "COMPS Professional," provides comprehensive coverage of comparable sales information in the U.S. and U.K. commercial real estate industries. It is the industry's most comprehensive database of comparable sales transactions and is designed for professionals who need to research property comparables, identify market trends, expedite the appraisal process and support property valuations. COMPS Professional offers subscribers numerous fields of property information, access to support documents (e.g., deeds of trust) for new comparables, demographics and the ability to view for-sale properties alongside sold properties in three formats – plotted on a map, aerial image or in a table.

CoStar Tenant® CoStar Tenant is a detailed online business-to-business prospecting and analytical tool providing commercial real estate professionals with the most comprehensive commercial real estate-related U.S. and U.K. tenant information available. CoStar Tenant profiles tenants occupying space in commercial buildings across the U.S. and provides updates on lease expirations - one of the service's key features - as well as occupancy levels, growth rates and numerous other facts. Delivering this information via the Internet allows users to target prospective clients quickly through a searchable database that identifies only those tenants meeting certain criteria.

CoStarGo® CoStarGo is an iPad application that integrates and provides mobile access to subscribers of our comprehensive property, tenant and comparable sales information in our suite of online service offerings – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. CoStarGo provides a single, location-centric mobile interface that allows users to access and display comprehensive information on millions of properties and gain instant access to analytic data and demographic information from the field.

CoStar Advertising® CoStar Advertising offers property owners and brokers a highly targeted and cost effective way to market a space for lease or a property for sale directly to the CoStar subscribers looking for that type of space through interactive advertising. Our advertising model is based on varying levels of exposure, enabling the advertiser to target as narrowly or broadly as its budget permits. With the CoStar Advertising program, when the advertiser's listings appear in a results set, they receive priority positioning and are enhanced to stand out. The advertiser can also purchase exposure in additional submarkets, or the entire market area so that this ad will appear even when this listing would not be returned in a results set.

PPR® Our subsidiary, PPR, and its U.K. subsidiary, PPR UK, offer products and services designed to meet the research needs of commercial real estate investors and lenders. PPR covers metropolitan areas throughout the U.S., the U.K., and Europe, with offerings including historical and forecast market data and analysis by market and property type, and services including access to PPR's analysts, economists, and strategists to develop and deliver custom research solutions. Key tools include analysis of underlying property data, assessment of current market fundamentals, forecasts of future market performance, and credit default models.

PPR Portal™ is PPR's primary delivery platform for research, forecasts, analytics, and granular data surrounding a specific address and property type. Information is organized around clearly defined tabs, for ease of access. The information is presented in written, table data, graphic, and map formats, and can easily be downloaded by the user for integration into its own analytical framework. PPR's Portal is used by lenders, investors, and owners to identify and price investment opportunities, manage assets and portfolios, and source and service capital.

PPR COMPASS™ is PPR's premier commercial real estate risk management tool. It allows users to calculate Probability of Default, Loss Given Default, Expected Loss, and Confidence Interval (of Expected Loss) results for a loan or a portfolio. It provides direct comparisons of credit risk and refinance risk across Time, Market, Property Type, and Loan Structure for all macroeconomic forecast scenarios. COMPASS*CRE* is used by lenders, issuers, ratings agencies, and regulators to estimate required loss reserves and economic capital, target lending opportunities, set pricing strategy, objectively compare/price loans, more effectively allocate capital, and manage refinance risk.

Resolve Portfolio Maximizer® Resolve Portfolio Maximizer is an industry leading real estate portfolio management software solution. Resolve Portfolio Maximizer allows users to model partnership structures, calculate waterfall distributions and fees, model and analyze debt obligations, and create multiple "what if" scenarios for alternative investment decisions.

Resolve Request™ Request is the first business intelligence software solution built specifically for managing commercial real estate investments. Request helps users eliminate some of the difficulties of consolidating real estate investment data from disparate sources and facilitates standardization of information presentation and reporting across an organization. Request also provides a platform for users to develop business intelligence and reporting capabilities.

VP Corporate Edition™ Our subsidiary, Virtual Premise, offers VP Corporate Edition, a real estate management software solution designed for corporate real estate managers, company executives, business unit directors, brokers and project managers. VP Corporate Edition helps users connect real estate initiatives with company strategic goals, streamline portfolio operations, automate the process for collecting and managing space requests, reduce occupancy costs with analytics that track location performance against targets, and maximize location performance through proactive portfolio management. Virtual Premise also provides lease abstraction and data review services in order to facilitate the effective implementation of this software solution.

VP Retail Edition™ VP Retail Edition is a real estate management software solution designed for company executives, real estate dealmakers and store planning and construction managers. VP Retail Edition helps users to utilize comprehensive and real-time data to establish goals and store strategies, manage the execution of real estate strategies, summarize critical portfolio data to drive cost-saving decisions, and benchmark prerequisite store-level information and metrics for maximizing location performance through proactive portfolio management. Virtual Premise also provides lease abstraction and data review services in order to facilitate the effective implementation of this software solution.

LoopNet® Basic and Premium Membership Our subsidiary, LoopNet, offer two types of memberships on the LoopNet marketplace, basic and premium. Basic membership is available free-of-charge to anyone who registers at our LoopNet website and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. As of January 31, 2013, LoopNet had approximately 6.8 million registered members, of which 82,915 were premium members.

LoopNet® Premium Lister LoopNet Premium Lister is designed for commercial real estate professionals and other customers who seek the broadest possible exposure for their listings, access to leads lists, and advanced marketing and searching tools. LoopNet Premium Lister provides subscribers with the ability to market their listings to all LoopNet.com visitors, as well as numerous other features. LoopNet Premium Lister is available for a monthly, quarterly or annual subscription.

LoopNet® Premium Searcher LoopNet Premium Searcher is designed for members searching for commercial real estate who need unlimited marketplace searching access, professional-quality reports and advanced searching tools. LoopNet Premium Searcher provides subscribers with full access to all LoopNet property listings, including both Premium and Basic Listings, as well as numerous other features. LoopNet Premium Searcher is also available for a monthly, quarterly or annual subscription.

LoopLink® LoopLink is an online real estate marketing and database services suite that enables commercial real estate firms to showcase their available properties both on the LoopNet marketplace and on the brokerage firm's own website using hosted search software. Within LoopNet, each LoopLink listing is branded with the client's logo and is hyperlinked to the client's website. Additionally, the LoopLink service provides customizable, branded property search and results screens that can be integrated into the client's website. The LoopNet import service offers the opportunity to simplify the process of submitting listings to LoopNet from the client's internal databases, and features advanced data matching and data integrity rules and file conversion capabilities. LoopNet charges a monthly subscription fee to commercial real estate firms for the LoopLink service. Key features of LoopLink include comprehensive reporting and listing administration tools, a searchable and seamlessly integrated professional directory, property mapping for geographic and feasibility analysis, thumbnail photos and expanded property descriptions in search results.

LandsofAmerica® and LandAndFarm™ LandsofAmerica and LandAndFarm are leading online marketplaces for rural land for sale. Sellers pay a fee to list their land for sale, and interested buyers can search LoopNet's listings for free.

BizBuySell®and BizQuest® BizBuySell and BizQuest are leading online marketplaces for operating businesses for sale. Business sellers pay a fee to list their operating businesses for sale, and interested buyers can search LoopNet's listings for free. The BizBuySell and BizQuest Franchise Directories allow interested business buyers to search hundreds of franchise opportunities, and franchisors can list their availabilities in the directory on a cost per lead basis.

FOCUS™ Our U.K. subsidiary, CoStar U.K. Limited, offers several services; its primary service is FOCUS. FOCUS is a digital online service offering information on the U.K. commercial real estate market. This service seamlessly links data on individual properties and companies across the U.K., including comparable sales, available space, requirements, tenants, lease deals, planning information, socio-economics and demographics, credit ratings, photos and maps.

Grecam™ Our French subsidiary, Grecam S.A.S., provides commercial real estate information throughout the Paris region through its Observatoire Immobilier D' Entreprise ("OIE") service offering. The OIE service provides commercial property availability and transaction information to its subscribers through both an online service and market reports.

Clients

We draw clients from across the commercial real estate and related business community. Commercial real estate brokers have traditionally formed the largest portion of CoStar clients, however, we also provide services to owners, landlords, financial institutions, retailers, vendors, appraisers, investment banks, governmental agencies, and other parties involved in commercial real estate. The following chart lists U.S. and U.K. clients that are well known or have the highest annual subscription fees in each of the various categories, each as of January 31, 2013:

Brokers

Binswanger
BNP Paribas — U.K.
Carter
Cassidy Turley
CB Richard Ellis
CB Richard Ellis — U.K.
Charles Dunn Company, Inc.
Coldwell Banker Commercial NRT
Colliers
Colliers International UK — U.K.
CRESA
Cushman & Wakefield
Cushman & Wakefield — U.K.
DAUM Commercial Real Estate Services
Drivers Jonas Deloitte — U.K.
DTZ, a UGL company
Gerald Eve — U.K.
GVA Grimley — U.K.
HFF
Jones Lang LaSalle
Jones Lang LaSalle — U.K.
Kidder Mathews
Knight Frank LLP — U.K.
Lambert Smith Hampton — U.K.
Marcus & Millichap
Mohr Partners
NAI Global
NB Real Estate — U.K.
Newmark Grubb Knight Frank
Re/Max
Savills Commercial — U.K.
Sperry Van Ness
Studley
Transwestern
U.S. Equities Realty
USI Real Estate Brokerage Services
Weichert Commercial Brokerage

Lenders, Investment Bankers

AEGON USA Realty Advisors, Inc.
Bank of America, N.A.
Capital One Bank
Citibank
Deutsche Bank
JP Morgan Chase Bank
Key Bank
Q10 Capital LLC
Suntrust
TD Bank
Wells Fargo

Institutional Advisors, Asset Managers

AEW Capital Management LP
BlackRock
Hartford Investment Management Company
ING Investment Management
Manulife Financial
MetLife Real Estate Investment
NorthMarq Capital
Progressive Casualty Insurance Co.
Prudential
Prudential — U.K.
USAA Real Estate Company

Owners, Developers

Hines
Industrial Developments International
LNR Property Corp
Shorenstein Company, LLC
Tishman Speyer
Transport for London — U.K.

Appraisers, Accountants

Deloitte
Integra
KPMG
Marvin F. Poer
Price Waterhouse Coopers
Ryan LLC

Retailers

Dollar General Corporation
Herman Miller
Jos. A Bank
Massage Envy
Petco
Rent-A-Center
Sony
Spencer Gifts LLC
Starbucks
Walgreens

Government Agencies

City of Chicago
Cook County Assessor's Office
County of Los Angeles
Federal Deposit Insurance Corporation
Federal Reserve Bank of New York
Internal Revenue Service
Transportation Security Administration
U.S. Department of Housing and Urban Development
U.S. General Services Administration
Valuation Office Agency — U.K.

REITs

Boston Properties
Brandywine Realty Trust
Duke Realty Corporation
KBS Realty Advisors
Kimco Realty Corporation
Simon Property Group, Inc.
Vornado/Charles E. Smith

Property Managers

Asset Plus Corporation
Leggat McCall Properties
Lincoln Property Company
Navisys Group
Osprey Management Company
PM Realty Group
Transwestern Commercial Services

Vendors

ADT Security
Comcast Corporation
Cox Communications, Inc.
Kastle Systems
Time Warner Cable, Inc.
Turner Construction Company
Verizon Communications, Inc.

For the years ended December 31, 2010, 2011 and 2012, no single client accounted for more than 5% of our revenues.

Sales and Marketing

As of January 31, 2013, we had 502 sales, marketing and customer support employees, with the majority of our direct sales force located in field sales offices. Our sales teams are primarily located in 30 field sales offices throughout the U.S. and in offices located in London, England; Manchester, England; Glasgow, Scotland and Paris, France. Our inside sales teams are located in our Washington, DC; San Francisco, California; and Glendora, California offices. These teams prospect for new clients and perform service demonstrations exclusively by telephone and over the Internet to support the direct sales force. A portion of the inside sales teams are also responsible for selling some of our services.

Our local offices typically serve as the platform for our in-market sales, customer support and field research operations for their respective regions. The sales force is responsible for selling to new prospects, training new and existing clients, providing ongoing customer support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force has primary front line responsibility for customer care.

Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional services. We actively manage client accounts in order to retain clients by providing frequent service demonstrations as well as company-client contact and communication. We place a premium on training new and existing client personnel on the use of our services so as to promote maximum client utilization and satisfaction with our services. Our strategy also involves entering into multi-year, multi-market license agreements with our larger clients.

We seek to make our services essential to our clients' businesses. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based information services rather than fees based on actual system usage. Contract rates for subscription-based services are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

Our customer service and support staff is charged with ensuring high client satisfaction by providing ongoing customer support.

Our primary marketing methods include: service demonstrations; face to face networking; web-based marketing; direct marketing; communication via our corporate website and news services; participation in trade show and industry events; Company-sponsored events; print advertising in trade magazines and other business publications; client referrals; and CoStar Advisor™, the Company's newsletter, which is distributed via email to our clients and prospects. We currently offer dozens of webinars each year aimed at helping customers learn more about the commercial real estate industry and how to use our services. The webinars are available both as live presentations and as on-demand programs hosted on our website. On a monthly basis, we issue the CoStar Commercial Repeat Sales Index ("CCRSI"), a comprehensive set of benchmarks that investors and other market participants can use to better understand commercial real estate price movements. The Index is produced using our underlying data and is publicly distributed by CoStar through the news media and made available online at www.costar.com/ccrsi.

Web-based marketing and direct marketing are the most cost-effective means for us to find prospective clients. Our web-based marketing efforts include search engine optimization, paid advertising with major search engines and commercial real estate news sites and our direct marketing efforts include direct mail, email and telemarketing, and make extensive use of our unique, proprietary database. Once we have identified a prospective client, our most effective sales method is a service demonstration. We use various forms of advertising to build brand identity and reinforce the value and benefits of our services. We also sponsor and attend local association activities and events, including industry-leading events for commercial brokers and retail and financial services institutions, and attend and/or exhibit at industry trade shows and conferences to reinforce our relationships with our core user groups.

Competition

The market for information, analytics and marketing services generally is competitive and rapidly changing. In the commercial real estate industry, the principal competitive factors for commercial real estate information, analytics and marketing services and providers are:

- quality and depth of the underlying databases;
- ease of use, flexibility, and functionality of the software;
- timeliness of the data;
- breadth of geographic coverage and services offered;
- client service and support;
- perception that the service offered is the industry standard;
- price;
- effectiveness of marketing and sales efforts;
- proprietary nature of methodologies, databases and technical resources;
- vendor reputation;
- brand loyalty among customers; and
- capital resources.

We compete directly and indirectly for customers with the following categories of companies:

- online marketing services or websites targeted to commercial real estate brokers, buyers and sellers of commercial real estate properties, insurance companies, mortgage brokers and lenders, such as commercialsearch.com, PropertyLine.com, Reed Business Information Limited, officespace.com, MrOfficeSpace.com, TenantWise, Inc., www.propertyshark.com, WorkplaceIQ, RealPoint LLC and estatesgazette.com;

- publishers and distributors of information, analytics and marketing services, including regional providers and national print publications, such as Xceligent, Inc., eProperty Data, CBRE Economic Advisors, Marshall & Swift, Yale Robbins, Inc., Reis, Inc., Real Capital Analytics, Inc. and The Smith Guide, Inc.;

- locally controlled real estate boards, exchanges or associations sponsoring property listing services and the companies with whom they partner, such as Xceligent, Inc., eProperty Data, Catalyst, the National Association of Realtors, CCIM Institute, Society of Industrial and Office Realtors, the Commercial Association of Realtors Data Services and the Association of Industrial Realtors;

- real estate portfolio management software solutions, such as Cougar Software, Yardi Systems, MRI Software, Altus and Intuit Inc.;

- real estate lease management and administration software solutions, such as Accruent, Tririga, Manhattan Software and AMT;

- in-house research departments operated by commercial real estate brokers; and

- public record providers.

As the commercial real estate information, analytics and marketing services marketplace develops, additional competitors (including companies which could have greater access to data, financial, product development, technical, analytic or marketing resources than we do) may enter the market and competition may intensify. A company like Bloomberg L.P. has the resources and has previously announced an intention to move into the commercial real estate information business. Further, a company like Google, which has a far-reaching web presence and substantial data aggregation capabilities, could easily enter the commercial real estate marketing arena. While we believe that we have successfully differentiated ourselves from existing competitors, current or future competitors could materially harm our business.

Proprietary Rights

To protect our proprietary rights in our methodologies, database, software, trademarks and other intellectual property, we depend upon a combination of:

- trade secret, copyright, trademark, database protection and other laws;
- nondisclosure, noncompetition and other contractual provisions with employees and consultants;
- license agreements with customers;
- patent protection; and
- technical measures.

We seek to protect our software's source code, our database and our photography as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our databases, photographs, software and other materials. Under current U.S. copyright law, the arrangement and selection of data may be protected, but the actual data itself may not be. In addition, with respect to our U.K. databases, certain database protection laws provide additional protections of these databases. We license our services under license agreements that grant our clients non-exclusive, non-transferable licenses. These agreements restrict the disclosure and use of our information and prohibit the unauthorized reproduction or transfer of the information, analytics and marketing services we license.

We also attempt to protect the secrecy of our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures designed to discourage and detect unauthorized copying of our intellectual property. We have established an internal antipiracy team that uses fraud-detection technology to continually monitor our services to detect and prevent unauthorized access, and we actively prosecute individuals and firms that engage in this unlawful activity.

We have filed trademark applications to register trademarks for a variety of names for CoStar services and other marks, and have obtained registered trademarks for a variety of our marks, including without limitation "CoStar," "COMPS," "CoStar Property," "CoStar Tenant," "CoStarGo," "CoStar Showcase," "LoopNet" and "CoStar Group." Depending upon the jurisdiction, trademarks are generally valid as long as they are in use and/or their registrations are properly maintained and they have not been found to become generic. We consider our trademarks in the aggregate to constitute a valuable asset. In addition, we have filed several patent applications covering certain of our methodologies and software and currently have one patent in the U.K. which expires in 2021 covering, among other things, certain of our field research methodologies, and six patents in the U.S. which expire in 2020, 2021, 2022, 2023 (2 patents) and 2025, respectively, covering, among other things, critical elements of CoStar's proprietary field research technology and mapping tools. We regard the rights under our patents as valuable to our business but do not believe that our business is materially dependent on any single patent or on our portfolio of patents as a whole.

Employees

As of January 31, 2013, we employed 1,965 employees. None of our employees are represented by a labor union. We have experienced no work stoppages. We believe that our employee relations are excellent.

Available Information

Our investor relations internet website is http://www.costar.com/investors.aspx. The reports we file with or furnish to the Securities and Exchange Commission, including our annual report, quarterly reports and current reports, are available free of charge on our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You may review and copy any of the information we file with the Securities and Exchange Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

Item 1A. Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

We have made forward-looking statements in this Report and make forward-looking statements in our press releases and conference calls that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2013 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, EBITDA, adjusted EBITDA, non-GAAP net income, non-GAAP net income per share, net income per share, fully diluted net income per share, weighted-average outstanding shares, the anticipated benefits of the LoopNet merger, the timing of future payments of principal under our Credit Agreement, expectations regarding our compliance with financial and restrictive covenants in our Credit Agreement, taxable income, cash flow from operating activities, available cash, operating costs, amortization expense, intangible asset recovery, capital and other expenditures, effective tax rate, equity compensation charges, future taxable income, purchase amortization, financing plans, geographic expansion, product development and release, product integrations, elimination and de-emphasizing of services, acquisitions, contract renewal rate, capital structure, contractual obligations, legal proceedings and claims, our database, database growth, services and facilities, employee relations, future economic performance, our ability to liquidate or realize our long-term investments, management's plans, goals and objectives for future operations, and growth and markets for our stock. Sections of this Report which contain forward-looking statements include "Business," "Risk Factors," "Properties," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk," "Controls and Procedures" and the Financial Statements and related Notes.

Our forward-looking statements are also identified by words such as "hope," "anticipate," "may," "believe," "expect," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology. You should understand that these forward-looking statements are estimates reflecting our judgment, beliefs and expectations, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed or referred to under the heading "Risk Factors," and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: commercial real estate market conditions; the pace of recovery in the commercial real estate market; general economic conditions; our ability to identify, acquire and integrate acquisition candidates; our ability to realize all or any of the expected benefits, cost savings or other synergies from the LoopNet merger on a timely basis or at all; our ability to combine the businesses of CoStar and LoopNet successfully or in a timely and cost-efficient manner; the possibility that conditions, divestitures or changes relating to the operations or assets of LoopNet and CoStar as a result of the FTC's consent order may result in unanticipated adverse effects on the combined company; business disruption relating to the LoopNet integration may be greater than expected; the amount of investment for the sales and marketing campaign to cross-sell services to CoStar and LoopNet subscribers, investments to launch CoStar Suite and CoStarGo in the U.K., and/or the amount of investment in CoStarGo or other marketing initiatives may be higher than expected; the amount of investment for development and expansion of services for the International segment may be higher than expected; development of upgraded services and expansion of service offerings in the International segment may take longer than anticipated; changes or consolidations within the commercial real estate industry; customer retention; our ability to attract new clients; our ability to sell additional services to existing clients; our ability to integrate our U.S. and international product offerings; our ability to successfully introduce new products in U.S. and foreign markets; our ability to effectively and strategically combine, eliminate or de-emphasize service offerings; competition; foreign currency fluctuations; global credit market conditions affecting investments; our ability to continue to expand successfully; our ability to effectively penetrate the market for retail real estate information and gain acceptance in that market; our ability to control costs; litigation; changes in accounting policies or practices; release of new and upgraded services or markets by us or our competitors; data quality; development of our sales force; employee retention; technical problems with our services; managerial execution; changes in relationships with real estate brokers and other strategic partners; legal and regulatory issues; and successful adoption of and training on our services.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of, and are based on information available to us on, the date of this Report. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update any such statements or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Risk Factors

Risks Related to our Business

Our revenues and financial position will be adversely affected if we are not able to attract and retain clients. Our success and revenues depend on attracting and retaining subscribers to our information, analytics and marketing services. Our subscription-based information, analytics and marketing services generate the largest portion of our revenues. However, we may be unable to attract new clients, and our existing clients may decide not to add, not to renew or to cancel subscription services. In addition, in order to increase our revenue, we must continue to attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base, keep the cancellation rate for customers and services low or sell new services to existing customers as a result of several factors, including without limitation: economic pressures; the business failure of a current client or clients; a decision that customers have no need for our services; a decision to use alternative services; customers' and potential customers' pricing and budgetary constraints; consolidation in the real estate and/or financial services industries; data quality; technical problems; or competitive pressures. If clients cancel services or decide not to renew their subscription agreements, and we do not sell new services to our existing clients or attract new clients, then our renewal rate and revenues may decline.

A downturn or consolidation in the commercial real estate industry may decrease customer demand for our services. A reversal of recent improvements in the commercial real estate industry's leasing activity and absorption rates or a renewed downturn in the commercial real estate market may affect our ability to generate revenues and may lead to more cancellations by our current or future customers, either of which could cause our revenues or our revenue growth rate to decline and reduce our profitability. A depressed commercial real estate market has a negative impact on our core customer base, which could decrease demand for our information, analytics and marketing services. Also, companies in this industry are consolidating, often in order to reduce expenses. Consolidation, or other cost-cutting measures by our customers, may lead to more cancellations of our information, analytics and marketing services by our customers, reduce the number of our existing clients, reduce the size of our target market or increase our clients' bargaining power, all of which could cause our revenues to decline and reduce our profitability.

Negative general economic conditions could increase our expenses and reduce our revenues. Our business and the commercial real estate industry are particularly affected by negative trends in the general economy. The success of our business depends on a number of factors relating to general global, national, regional and local economic conditions, including perceived and actual economic conditions, recessions, inflation, deflation, exchange rates, interest rates, taxation policies, availability of credit, employment levels, and wage and salary levels. Negative general economic conditions could adversely affect our business by reducing our revenues and profitability. If we experience greater cancellations or reductions of services and failures to timely pay, and we do not acquire new clients or sell new services to our existing clients, our revenues may decline and our financial position would be adversely affected. Adverse national and global economic events, as well as any significant terrorist attack, are likely to have a dampening effect on the economy in general, which could negatively affect our financial performance and our stock price. Market disruptions may also contribute to extreme price and volume fluctuations in the stock market that may affect our stock price for reasons unrelated to our operating performance. In addition, a significant increase in inflation could increase our expenses more rapidly than expected, the effect of which may not be offset by corresponding increases in revenue. Conversely, deflation resulting in a decline of prices could reduce our revenues. In the current economic environment, it is difficult to predict whether we will experience significant inflation or deflation in the near future. A significant increase in either could have an adverse effect on our results of operations.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information, analytics and marketing services. Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide. The task of establishing and maintaining accurate and reliable data and analysis is challenging. If our data, including the data we obtain from third parties, or analysis is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses. Our U.S. researchers use integrated internal research processes to update our database. Any inefficiencies, errors, or technical problems with this application could reduce the quality of our data, which could result in reduced demand for our services, lower revenues and higher costs.

Our current or future geographic expansion plans may not result in increased revenues, which may negatively impact our business, results of operations and financial position. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. During 2013, we plan to continue to increase the depth of our coverage in the U.S. and U.K., and we may expand into additional geographies including Toronto, Canada. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

We may not be able to successfully introduce new or upgraded information, analytics and marketing services or combine or shift focus from services with less demand, which could decrease our revenues and our profitability. Our future business and financial success will depend on our ability to continue to anticipate the needs of, and to introduce new and upgraded services into the marketplace. To be successful, we must adapt to changes in the industry, as well as rapid technological changes by continually enhancing our information, analytics and marketing services. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our systems department, management and researchers. The processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. As we continue to combine our operations with those that we have acquired, we must continue to assess the purposes for which various services may be used alone or together, and how we can best address those uses through stand-alone services or combinations or coordinating applications thereof. In addition, successfully launching and selling a new or upgraded service puts pressure on our sales and marketing resources. If we are unable to develop new or upgraded services or decide to combine, shift focus from, or phase out a service that overlaps or is redundant with other services we offer, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services or combining and coordinating existing services, are not successful in marketing and selling these new services or upgrades, or our customers fail to accept these new or combined and coordinating services, it could have a material adverse effect on our results of operations by decreasing our revenues and reducing our profitability.

Competition could render our services uncompetitive. The market for information systems and services in general is highly competitive and rapidly changing. Competition in this market may increase further as a result of current recessionary economic conditions, as customer bases and customer spending have decreased and service providers are competing for fewer customer resources. Our existing competitors, or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain customers or obtain new customers, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

Our focus on internal and external investments may place downward pressure on our operating margins. In 2011 and 2012, we increased the rate of investments in our business, including internal investments in product development and sales and marketing, to expand the breadth and depth of services we provide to our customers. In 2011 and 2012, we also acquired Virtual Premise and LoopNet, respectively. Our investment strategy is intended to increase our revenue growth in the future as activity in the commercial real estate industry shows signs of economic recovery. While we believe this strategy will enable us to capitalize on opportunities we see in our industry and extend our leadership position, we expect our operating margins to experience downward pressure in the short term as a result of our investments. Furthermore, if the industry fails to stabilize or deteriorates further in 2013 and beyond, our investments may not have their intended effect. For instance, our external investments may lose value and we may incur impairment charges with respect to such investments. Such impairment charges may negatively impact our profitability. If we are unable to successfully execute our investment strategy or if we fail to adequately anticipate and address potential problems, we may experience decreases in our revenues and operating margins.

If we are not able to successfully identify, finance and/or integrate acquisitions, our business operations and financial position could be adversely affected. We have expanded our markets and services in part through acquisitions of complementary businesses, services, databases and technologies, and expect to continue to do so in the future. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in the preliminary stages of an acquisition, but may ultimately be unable or unwilling to consummate the proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including the ability to realize or capitalize on synergy created through combinations; managing the integration of personnel and products; managing geographically remote operations, such as SPN in Scotland, Grecam S.A.S. in France, CoStar U.K. Limited, Propex and Property and Portfolio Research Ltd. in the U.K.; the diversion of management's attention from other business concerns; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees or clients of the acquired companies. We may not successfully integrate acquired businesses or assets and may not achieve anticipated benefits of an acquisition, including expected synergies. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets. We may be unable to obtain financing on favorable terms, or at all, if necessary to finance future acquisitions making it impossible or more costly to acquire complementary businesses. If we are able to obtain financing, the terms may be onerous and restrict our operations.

The failure to successfully integrate LoopNet's business and operations and/or fully realize expected synergies from the merger in the expected time frame or at all may adversely affect our future results and our business. The success of the LoopNet merger will depend, in part, on our ability to successfully integrate LoopNet's business and operations and realize the anticipated benefits and synergies from combining our business and LoopNet's business, including anticipated growth opportunities and cost savings. We may not be able to achieve these objectives in whole or in part. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and operating results.

The success of the merger will also depend in part on our ability to minimize or eliminate any difficulties that may occur in connection with the integration of our business and LoopNet's business. The integration process could result in the loss of key employees, loss of key clients, loss of key vendors and other business partners, increases in operating costs, increases in taxes, increases in regulatory compliance costs or the disruption of each company's ongoing businesses, any or all of which could adversely affect our ability to achieve the anticipated benefits and synergies of the merger. Our efforts to integrate the two companies will divert management's attention and other resources from uses that could otherwise have been beneficial to the company. In addition, management may decide to combine, eliminate or shift focus away from business lines, products or services if management believes those changes will have an accretive impact on our earnings per share, but any such changes could have a negative impact on revenue and earnings in the short- or long-term. Further, the terms of the FTC's consent order may prohibit us from taking actions we may wish to take as part of the integration, such as combining or eliminating certain existing business lines, products or services that we believe will result in a long-term positive impact on our revenue and earnings.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed. The success of our business depends in large part on the intellectual property involved in our methodologies, database, services and software. We rely on a combination of trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our databases and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property. The same would be true if a court found that our services infringe other persons' intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management's attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our methodology or information, analytics and marketing services and could reduce our profitability.

Litigation or government investigations in which we become involved may significantly increase our expenses and adversely affect our stock price. Currently and from time to time, we are a party to various lawsuits. Any lawsuits, threatened lawsuits or government investigations in which we are involved could cost us a significant amount of time and money to defend, could distract management's attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

If we fail to protect confidential information against security breaches, or if customers or potential customers are reluctant to use our services because of privacy concerns, we might face additional costs and could lose customers or potential customers. We collect, use and disclose personally identifiable information, including among other things names, addresses, phone numbers, and email addresses. In certain circumstances, we also collect and use credit card information. Our policies concerning the collection, use and disclosure of personally identifiable information are described on our websites. While we believe that our policies are appropriate and that we are in compliance with our policies, we could be subject to legal claims, government action or harm to our reputation if our practices fail, or are seen as failing, to comply with our policies or with applicable laws concerning personally identifiable information.

Concern of prospective customers regarding our use of the personal information collected on our websites could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations or laws, could deter people from using the Internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business. Under various state laws, if there is a breach of our computer systems and we know or suspect that unencrypted personal customer data has been stolen, we are required to inform any customers whose data was stolen, which could result in significant costs and harm our reputation and business.

In addition, certain state laws require businesses that maintain personal information in electronic databases to implement reasonable measures to keep that information secure. Various states have enacted different and sometimes contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of the different states is particularly difficult for an online business such as ours which collects personal information from customers in multiple jurisdictions.

We may face adverse publicity and loss of consumer confidence if we are not able to comply with laws requiring us to take adequate measures to assure the confidentiality of the personally identifiable information that our customers had given to us. This could result in a loss of customers and revenue that could jeopardize our success. Even if we are in full compliance with all relevant laws and regulations, we may face liability or disruption of business if we do not comply in every instance or if the security of the customer data that we collect is compromised, regardless of whether our practices comply or not. If we were required to pay any significant amount of money in satisfaction of claims under these laws, or if we were forced to suspend operations for any length of time due to our inability to comply fully with any such laws, our business, operating results and financial condition could be adversely affected.

An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth. Goodwill and identifiable intangible assets not subject to amortization are tested annually by each reporting unit on October 1 of each year for impairment and are tested for impairment more frequently based upon the existence of one or more indicators. We consider our operating segments, U.S. and International, as our reporting units under Financial Accounting Standards Board ("FASB") authoritative guidance for consideration of potential impairment of goodwill. We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including the factors listed below:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; or
- Significant decline in our market capitalization relative to net book value for a sustained period.

These types of events or indicators and the resulting impairment analysis could result in goodwill impairment charges in the future, which would reduce our profitability. Impairment charges could negatively affect our financial results in the periods of such charges, which may reduce our profitability. As of December 31, 2012, we had $718.1 million of goodwill, $692.6 million in our U.S. segment and $25.5 million in our International segment.

As a result of the consolidation of certain of our facilities, we may incur additional costs. We have taken, and may continue to take, actions that may increase our cost structure in the short-term but are intended to reduce certain portions of our long-term cost structure, such as consolidation of office space. As a result of consolidation of office space, we may reduce our long-term occupancy costs, but incur restructuring charges. If our long-term cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. Expected savings from relocating facilities can be highly variable and uncertain. Further, we may not be successful in achieving the operating efficiencies or operating cost reductions expected from these efforts in the amounts or at the times we anticipate.

We may not be able to successfully halt the operation of websites that aggregate our data, as well as data from other companies, such as copycat websites that may misappropriate our data. Third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, "copycat" websites may misappropriate data on our website and attempt to imitate our brand or the functionality of our website. We may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, particularly in the case of websites operating outside of the U.S., our available remedies may not be adequate to protect us against the misappropriation of our data. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources.

If we are unable to obtain or retain listings from commercial real estate brokers, agents, and property owners, our commercial real estate ("CRE") marketplace services, including but not limited to the LoopNet marketplace, CoStar Showcase, LandandFarm.com and Lands of America, could be less attractive to current or potential customers, which could reduce our revenues. The value of our CRE marketplace services to our customers depends on our ability to increase the number of property listings provided and searches conducted. The success of our CRE marketplace services depends substantially on the number of commercial real estate property listings submitted by brokers, agents and property owners. This is because an increase in the number of listings increases the utility of the online service and of its associated search, listing and marketing services. If agents marketing large numbers of property listings, such as large brokers in key real estate markets, choose not to continue their listings with us, or choose to list them with a competitor, our CRE marketplace services could be less attractive to other real estate industry transaction participants, resulting in reduced revenue. Similarly, the value and utility of our other marketplaces, including BizBuySell and BizQuest, are also dependent on attracting and retaining listings.

If we are unable to convince commercial real estate professionals that our CRE marketplace services are superior to traditional methods of listing, searching, and marketing commercial real estate, they could choose not to use those services, which could reduce our revenues or increase our expenses. The primary source of new customers for our CRE marketplace services is participants in the commercial real estate community. Many commercial real estate professionals are used to listing, searching and marketing real estate in traditional and off-line ways, such as by distributing print brochures, sharing written lists, placing signs on properties, word-of-mouth, and newspaper advertisements. Commercial real estate and investment professionals may prefer to continue to use traditional methods or may be slow to adopt and accept our online products and services. If we are not able to persuade commercial real estate participants of the efficacy of our online products and services, they may choose not to use our CRE marketplace services, which could negatively impact our business. Similarly, if we are unable to convince the business and investment community to utilize our online business for sale marketplaces rather than traditional methods of listing and marketing businesses for sale, our revenues could be negatively affected.

The number of LoopNet's registered members is higher than the number of actual members. The number of registered members in LoopNet's network is higher than the number of actual members because some members have multiple registrations or others may have registered under fictitious names. Given the challenges inherent in identifying these accounts, we do not have a reliable system to accurately identify the number of actual members, and thus we rely on the number of registered members as a measure of the size of the LoopNet marketplace. If the number of LoopNet's actual members does not continue to grow and those members do not convert to premium members, then the LoopNet marketplace business may not grow as fast as we expect, which could harm our operating and financial results.

If we are unable to hire qualified persons for, or retain and continue to develop, our sales force, or if our sales force is unproductive, our revenues could be adversely affected. In order to support revenues and future revenue growth, we need to continue to develop, train and retain our sales force. Our ability to build and develop a strong sales force may be affected by a number of factors, including: our ability to attract, integrate and motivate sales personnel; our ability to effectively train our sales force; the ability of our sales force to sell an increased number of services; our ability to manage effectively an outbound telesales group; the length of time it takes new sales personnel to become productive; the competition we face from other companies in hiring and retaining sales personnel; our ability to effectively structure our sales force; and our ability to effectively manage a multi-location sales organization. If we are unable to hire qualified sales personnel and develop and retain the members of our sales force, including sales force management, or if our sales force is unproductive, our revenues or growth rate could decline and our expenses could increase. See "*We may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger*" for a discussion of the impact the merger with LoopNet may have on our ability to attract, retain and motivate members of our sales force.

Our business depends on retaining and attracting highly capable management and operating personnel. Our success depends in large part on our ability to retain and attract management and operating personnel, including our President and Chief Executive Officer, Andrew Florance, and our other officers and key employees. Our business requires highly skilled technical, sales, management, web development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key executive officers. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of Mr. Florance or other key officers or employees. See "*We may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger*" for a discussion of the impact the merger with LoopNet may have on our ability to attract, retain and motivate members of our management and operating personnel.

We may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger. Uncertainty about the effect of the merger on our employees and LoopNet employees may have an adverse effect on the combined business. This uncertainty may impair our ability to attract, retain and motivate key personnel. As an incentive to remain employed by LoopNet and to assist with the integration and ongoing operations of CoStar and LoopNet, we agreed to pay retention bonuses to certain key LoopNet employees. Most of those retention bonuses were paid in 2012. Others are payable if the respective employee remains an employee in good standing through April 30, 2013. We may have greater difficulty retaining those LoopNet personnel after they have earned their retention bonuses. If our key employees or LoopNet's key employees depart, we may incur significant costs in identifying, hiring, training and retaining replacements for departing employees, which could reduce our ability to realize the anticipated benefits of the merger.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may decline and our operating results may fluctuate significantly. We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. We may experience higher than expected operating costs, including increased personnel costs, occupancy costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial position will be adversely affected. Additionally, we may not be able to sustain our historic revenue growth rates, and our percentage revenue growth rates may decline. Our ability to increase our revenues and operating profit will depend on increased demand for our services. Our sales are affected by, among other things, general economic and commercial real estate conditions. Reduced demand, whether due to changes in customer preference, a further weakening of the U.S. or global economy, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results.

International operations expose us to additional business risks, which may reduce our profitability. Our international operations and expansion subject us to additional business risks, including: currency exchange rate fluctuations; adapting to the differing business practices and laws in foreign countries; difficulties in managing foreign operations; limited protection for intellectual property rights in some countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations; impact of recessions in economies outside the U.S.; and potentially adverse tax consequences. In addition, international expansion imposes additional burdens on our executive and administrative personnel, systems development, research and sales departments, and general managerial resources. If we are not able to manage our international operations successfully, we may incur higher expenses and our profitability may be reduced. Finally, the investment required for additional international expansion could exceed the profit generated from such expansion, which would reduce our profitability and adversely affect our financial position.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial position. Due to our acquisitions of CoStar U.K. Limited (formerly FOCUS Information Limited), SPN, Grecam S.A.S., Propex, and Property and Portfolio Research Ltd., a portion of our business is denominated in the British Pound and Euro. If we expand into Canada as expected, a portion of our business will be denominated in Canadian dollars. As a result, fluctuations in foreign currencies may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country's currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective, local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Our expansion into the commercial real estate analytics sector may not be successful or may not result in increased revenues, which may negatively impact our business, results of operations and financial position. Expanding into the commercial real estate market research and forecasting arena imposes additional burdens on our research, systems development, sales, marketing and general management resources. During 2013, we expect to continue to expand our presence in the commercial real estate analytics sector. If we are unable to manage this expansion effectively or if our costs for this effort exceed our expectations, our financial position could be adversely affected. In addition, if we incur additional costs to expand our analytics services and we are not successful in marketing or selling these expanded services, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

We may be subject to legal liability for collecting, displaying or distributing information. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties. We could also be subject to claims that the collection or provision of certain information breached laws and regulations relating to privacy and data protection. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information, analytics and marketing services to users.

Our indebtedness following the completion of the merger could adversely affect us, including by decreasing our business flexibility and increasing our costs. Prior to the merger, neither CoStar nor LoopNet had outstanding bank indebtedness. On February 16, 2012, we entered into a Credit Agreement by and among CoStar, as borrower, CoStar Realty Information, Inc., as co-borrower, the lenders from time to time party thereto and J.P. Morgan Bank, as administrative agent. The Credit Agreement provides for a $175.0 million term loan facility and a $50.0 million revolving credit facility, each with a term of five years. On April 30, 2012, we used the proceeds of the $175.0 million term loan facility to fund a portion of the merger consideration and transaction costs for the LoopNet acquisition. The Credit Agreement contains customary restrictive covenants imposing operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that we believe may be in our long-term best interests. These covenants restrict our ability and the ability of our subsidiaries (i) to incur additional indebtedness, (ii) to create, incur, assume or permit to exist any liens, (iii) to enter into mergers, consolidations or similar transactions, (iv) to make investments and acquisitions, (v) to make certain dispositions of assets, (vi) to make dividends, distributions and prepayments of certain indebtedness, and (vii) to enter into certain transactions with affiliates.

The operating restrictions and financial covenants in the Credit Agreement and any future financing agreements may limit our ability to finance future operations or capital needs, to engage in other business activities or to respond to changes in market conditions. Our ability to comply with any financial covenants could be materially affected by events beyond our control. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing on a timely basis or at all, or on favorable terms.

We are required to make periodic principal and interest payments pursuant to the terms of the Credit Agreement. If an event of default occurs, the lenders under the Credit Agreement may declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and may exercise remedies in respect of the collateral. We may not be able to repay all amounts due under the Credit Agreement in the event these amounts are declared due upon an event of default.

Negative conditions in the global credit markets may affect the liquidity of a portion of our long-term investments. Currently, our long-term investments include mostly AAA-rated auction rate securities ("ARS"), which are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education. Continuing negative conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. As of December 31, 2012, we held $24.4 million par value of ARS, all of which failed to settle at auctions. When an auction fails for ARS in which we have invested, we may be unable to liquidate some or all of these securities at par. In the event we need or desire to immediately access these funds, we will not be able to do so until a future auction on these investments is successful, a buyer is found outside the auction process or an alternative action is determined. If a buyer is found but is unwilling to purchase the investments at par, we may incur a loss, which would reduce our profitability and adversely affect our financial position.

Our ARS investments are not currently actively trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of December 31, 2012. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of cash flows, liquidity risk premiums, expected holding periods and default risk of the ARS. We update the discounted cash flow model on a quarterly basis to reflect any changes in the assumptions used in the model and settlements of ARS investments that occurred during the period. Based on this assessment of fair value, as of December 31, 2012, we determined there was a decline in the fair value of our ARS investments of approximately $1.9 million. The decline was deemed to be a temporary impairment and was recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers of these ARS are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments, which would reduce our profitability and adversely affect our financial position.

We have not made any material changes in the accounting methodology used to determine the fair value of the ARS. We do not expect any material changes in the near term to the underlying assumptions used to determine the unobservable inputs used to calculate the fair value of the ARS as of December 31, 2012. However, if changes in these assumptions occur, and, should those changes be significant, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

U.S. political, credit and financial market conditions may negatively impact or impair the value of our current portfolio of cash, cash equivalents and investments, including U.S. Treasury securities and U.S.-backed investments, as well as our access to credit. Our cash, cash equivalents and investments are held in a variety of common financial instruments, including U.S. treasury securities. Deterioration in the U.S. credit and financial markets may result in losses or deterioration in the fair value of our cash, cash equivalents, or investments. On August 5, 2011, Standard & Poor's lowered its long term sovereign credit rating on the U.S. from AAA to AA+. This downgrade, and any future downgrades of the U.S. credit rating, could impact the stability of future U.S. treasury auctions, affect the trading market for U.S. government securities, result in increased interest rates and impair access to credit. These factors could negatively impact the liquidity or valuation of our current portfolio of cash, cash equivalents, and investments, which may affect our ability to fund future obligations. Further, these factors may result in an increase in interest rates and borrowing costs and make it more difficult to obtain credit on acceptable terms, which may affect our ability to fund future obligations and increase the costs of obtaining financing for future obligations.

Technical problems that affect either our customers' ability to access our services, or the software, internal applications and systems underlying our services, could lead to reduced demand for our information, analytics and marketing services, lower revenues and increased costs. Our business increasingly depends upon the satisfactory performance, reliability and availability of our website, the Internet and our service providers. Problems with our website, the Internet or the services provided by our local exchange carriers or internet service providers could result in slower connections for our customers or interfere with our customers' access to our information, analytics and marketing services. If we experience technical problems in distributing our services, we could experience reduced demand for our information, analytics and marketing services. In addition, the software, internal applications and systems underlying our services are complex and may not be efficient or error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers' access to our information, analytics and marketing services, which could reduce the demand for our services, lower our revenues and increase our costs.

Temporary or permanent outages of our computers, software or telecommunications equipment could lead to reduced demand for our information, analytics and marketing services, lower revenues and increased costs. Our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our information, analytics and marketing services to clients, we could experience reduced demand for our information, analytics and marketing services, lower revenues and increased costs.

Our operating results and revenues are subject to fluctuations and our quarterly financial results may be subject to seasonality and market cyclicality, each of which could cause our stock price to be negatively affected. The commercial real estate market may be influenced by general economic conditions, economic cycles, annual seasonality factors and many other factors, which in turn may impact our financial results. The market is large and fragmented. The different sectors of the industry, such as office, industrial, retail, multi-family, and others, are influenced differently by different factors, and have historically moved through economic cycles with different timing. As such, it is difficult to estimate the potential impact of economic cycles and conditions or seasonality from year-to-year on our overall operating results. In addition, our results may be impacted by seasonality. The timing of widely observed holidays and vacation periods, particularly slow downs during the end-of-year holiday period, and availability of real estate agents and related service providers during these periods, could significantly affect our quarterly operating results during that period. If we are unable to adequately respond to economic, seasonal or cyclical conditions, our revenues, expenses and operating results may fluctuate from quarter to quarter. Our operating results, revenues and expenses may fluctuate for many reasons, including those described below and elsewhere in this Annual Report on Form 10-K:

- Rates of subscriber adoption and retention;
- Timing of our sales conference or significant marketing events;
- A slow-down during the end-of-year holiday period;
- Changes in our pricing strategy and timing of changes;
- The timing and success of new service introductions and enhancements;
- The shift of focus from, or phase out of services that overlap or are redundant with other services we offer;
- The amount and timing of our operating expenses and capital expenditures;
- Our ability to control expenses;
- The amount and timing of non-cash stock-based charges;
- Costs related to acquisitions of businesses or technologies or impairment charges associated with such investments and acquisitions;
- Competition;
- Changes or consolidation in the real estate industry;
- Our investments in geographic expansion and to increase coverage in existing markets;
- Interest rate fluctuations;
- Successful execution of our expansion and integration plans;
- The development of our sales force;
- Foreign currency and exchange rate fluctuations;
- Inflation; and
- Changes in client budgets.

These fluctuations or seasonality effects could negatively affect our results of operations during the period in question and/or future periods or cause our stock price to decline. In addition, changes in accounting policies or practices may affect our level of net income. Fluctuations in our financial results, revenues and expenses may cause the market price of our common stock to decline.

The consent order approved by the Federal Trade Commission in connection with the merger imposes conditions that could have an adverse effect on us and our business, and failure to comply with the terms of the consent order may result in adverse consequences for the combined company. On April 26, 2012, the FTC accepted the consent order in connection with the LoopNet merger that was previously agreed to between and among the FTC staff, CoStar, and LoopNet on April 17, 2012. The consent order was subject to a 30-day public comment period, and on August 29, 2012, the FTC issued its final acceptance of the consent order.

The consent order, which is publicly available on the FTC's website at www.ftc.gov, requires CoStar to maintain certain business practices that the FTC believes are pro-competitive. For example, the consent order requires CoStar to maintain its customary practice of selling its products separately and on a market-by-market basis. It also requires CoStar to license its products to customers who have bought its competitors' products on a non-discriminatory basis. In addition, CoStar is required to maintain its customary licensing practices with respect to the length of its contracts, to allow customers with multi-year contracts to cancel with one year's advance notice, and to agree to reduce the cost of any litigation with customers by offering to arbitrate certain disputes. In the event that CoStar fails or is unable to comply with the terms of the consent order, CoStar could be subject to an enforcement proceeding that could result in substantial fines and/or injunctive relief. Further, the provisions of the consent order may result in unanticipated adverse effects on the combined company and, therefore, reduce our ability to realize the anticipated benefits of the merger. For example, the terms of the consent order that require us to continue to sell our products separately may prohibit us from combining or eliminating certain business lines, products or services that we believe will result in a long-term positive impact on our revenue and earnings.

We have incurred and will continue to incur acquisition-related costs. We have incurred severance costs and expect to incur additional costs to integrate the two companies' businesses, such as IT integration expenses, costs related to the renegotiation of redundant vendor agreements, retention costs and further severance costs. Costs in connection with the merger and integration may be higher than expected, and we may also incur unanticipated acquisition-related costs. These costs could adversely affect our financial condition, results of operation or prospects of the combined business.

Our business relationships, including client relationships, may be subject to disruption due to uncertainty associated with the merger. The combined company's business relationships may be subject to disruption as clients of CoStar and/or LoopNet and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than the combined company. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business.

Changes in accounting and reporting policies or practices may affect our financial results or presentation of results, which may affect our stock price. Changes in accounting and reporting policies or practices could reduce our net income, which reductions may be independent of changes in our operations. These reductions in reported net income could cause our stock price to decline. For example, in 2006, we adopted authoritative guidance for stock compensation, which required us to expense the value of granted stock options.

Market volatility may have an adverse effect on our stock price. The trading price of our common stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including: economic factors; quarter-to-quarter variations in our operating results; changes in analysts' estimates of our earnings; announcements by us or our competitors of technological innovations or new services; general conditions in the commercial real estate industry; developments or disputes concerning copyrights or proprietary rights or other legal proceedings; and regulatory developments. In addition, the stock market in general, and the shares of internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies and may have the same effect on the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On February 5, 2010, we purchased a 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC, through our wholly owned subsidiary, 1331 L Street Holdings, LLC ("Holdings"), for use as our new headquarters and have since relocated to this location. This facility is used primarily by our U.S. segment. The lease for our previous headquarters in Bethesda, MD expired on October 15, 2010.

On February 2, 2011, Holdings and GLL L-Street 1331, LLC ("GLL"), an affiliate of Munich-based GLL Real Estate Partners GmbH, entered into a purchase and sale agreement pursuant to which (i) Holdings agreed to sell to GLL its interest in the office building located at 1331 L Street, NW, in downtown Washington, DC, and (ii) CoStar Realty Information, Inc. ("CoStar Realty"), our wholly owned subsidiary, agreed to enter into a lease expiring May 31, 2025 (with two 5-year renewal options) with GLL to lease back 149,514 square feet of the office space located in this building, which we continue to use as our corporate headquarters. The closing of the sale took place on February 18, 2011.

Our principal facility in the U.K. is located in London, England, where we occupy approximately 11,000 square feet of office space. Our lease for this facility has a maximum term ending October 20, 2018, with early termination at our option on October 21, 2013, with advance notice. This facility is used primarily by our International segment.

In addition to our downtown Washington, DC and London, England facilities, our research operations are principally run out of leased spaces in San Diego, California; Columbia, Maryland; Glasgow, Scotland; and Paris, France. Additionally, we lease office space in a variety of other metropolitan areas. These locations include, without limitation, the following: New York; Los Angeles; Chicago; San Francisco; Sacramento; Boston; Manchester, England; Orange County, California; Philadelphia; Houston; Atlanta; Phoenix; Tucson; Detroit; Pittsburgh; Fort Lauderdale; Denver; Dallas; Kansas City; Cleveland; Cincinnati; Indianapolis; Austin; Salt Lake City; Seattle; Portland; St. Louis; Glendora, California; San Luis Obispo, California; and Durham, North Carolina.

We believe these facilities are suitable and appropriately support our business needs.

Item 3. Legal Proceedings

Currently, and from time to time, we are involved in litigation incidental to the conduct of our business. Certain pending legal proceedings are discussed in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. We are not a party to any lawsuit or proceeding that, in the opinion of our management based on consultations with legal counsel, is likely to have a material adverse effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock. Our common stock is traded on the Nasdaq Global Select Market under the symbol "CSGP." The following table sets forth, for the periods indicated, the high and low daily closing prices per share of our common stock, as reported by the Nasdaq Global Select Market.

	High	Low
Year Ended December 31, 2011		
First Quarter	$ 62.89	$ 55.58
Second Quarter	$ 72.84	$ 55.86
Third Quarter	$ 59.50	$ 46.70
Fourth Quarter	$ 68.39	$ 49.22
Year Ended December 31, 2012		
First Quarter	$ 69.86	$ 56.67
Second Quarter	$ 81.20	$ 67.26
Third Quarter	$ 85.40	$ 77.79
Fourth Quarter	$ 89.54	$ 77.06

As of February 1, 2013, there were 695 holders of record of our common stock.

Dividend Policy. We have never declared or paid any dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial position and other factors deemed relevant by our Board of Directors. We do not anticipate paying any dividends on our common stock during the foreseeable future, but intend to retain any earnings for future growth of our business.

Recent Issues of Unregistered Securities. We did not issue any unregistered securities during the year ended December 31, 2012.

Issuer Purchases of Equity Securities. The following table is a summary of our repurchases of common stock during each of the three months in the quarter ended December 31, 2012:

ISSUER PURCHASES OF EQUITY SECURITIES

Month, 2012	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through 31	—	—	—	—
November 1 through 30	—	—	—	—
December 1 through 31	4,485	$86.47	—	—
Total	4,485 (1)	$86.47	—	—

(1) The number of shares purchased consists of shares of common stock tendered by employees to the Company to satisfy the employees' minimum tax withholding obligations arising as a result of vesting of restricted stock grants under the Company's 2007 Stock Incentive Plan, as amended, which shares were purchased by the Company based on their fair market value on the vesting date. None of these share purchases were part of a publicly announced program to purchase common stock of the Company.

Stock Price Performance Graph

The stock performance graph below shows how an initial investment of $100 in our common stock would have compared to:

- An equal investment in the Standards & Poor's Stock 500 ("S&P 500") Index;
- An equal investment in the S&P 500 Internet Software & Services Index; and
- An equal investment in the S&P 500 Application Software Index.

As a result of the evolving nature of our business and our acquisition of LoopNet, on April 30, 2012, the company's Global Industry Classification Standard ("GICS") code was re-assigned by Standard & Poor's as Internet Software & Services. Therefore, we now use the S&P 500 Internet Software & Services Index instead of the S&P 500 Application Software Index presented in prior years as an industry index for comparison against our total return. In general, a comparable S&P 500 Index may change whenever there is a major corporate action. SEC rules require that if an index is selected which is different from the index used in the immediately preceding fiscal year, the total return must be compared with both the newly selected index and the index used in the prior year. As a result, a comparison of our total return to that of the S&P 500 Internet Software & Services Index and the S&P 500 Application Software Index is presented below. We believe that the S&P 500 Internet Software & Services Index is an appropriate index to compare us with other companies in our industry and that it is a widely recognized and used index for which components and total return information are readily accessible to our stockholders to assist in their understanding of our performance relative to other companies in our industry.

The comparison covers the period beginning December 31, 2007, and ending on December 31, 2012, and assumes the reinvestment of any dividends. You should note that this performance is historical and is not necessarily indicative of future price performance.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
CoStar Group, Inc.
S&P 500 Index
S&P 500 Internet Software & Services Index
S&P 500 Application Software Index
DOLLARS
200
150
100
50
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Company / Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
CoStar Group, Inc.	100	69.71	88.40	121.82	141.23	189.14
S&P 500 Index	100	63.00	79.67	91.68	93.61	108.59
S&P 500 Internet Software & Services Index	100	45.41	83.86	86.01	90.53	108.48
S&P 500 Application Software Index	100	54.67	87.37	117.42	103.20	133.32

Item 6. Selected Consolidated Financial and Operating Data

Selected Consolidated Financial and Operating Data
(in thousands, except per share data and other operating data)

The following table provides selected consolidated financial and other operating data for the five years ended December 31, 2012. The consolidated statement of operations data shown below for each of the three years ended December 31, 2010, 2011, and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from audited consolidated financial statements that are included in this report. The consolidated statement of operations data for each of the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009, and 2010 shown below are derived from audited consolidated financial statements for those years that are not included in this report.

	Year Ended December 31,				
Consolidated Statement of Operations Data:	**2008**	**2009**	**2010**	**2011**	**2012**
Revenues	$ 212,428	$ 209,659	$ 226,260	$ 251,738	$ 349,936
Cost of revenues	73,408	73,714	83,599	88,167	114,866
Gross margin	139,020	135,945	142,661	163,571	235,070
Operating expenses	99,232	104,110	119,886	141,800	207,630
Income from operations	39,788	31,835	22,775	21,771	27,440
Interest and other income	4,914	1,253	735	798	526
Interest and other expense	—	—	—	—	(4,832)
Income before income taxes	44,702	33,088	23,510	22,569	23,134
Income tax expense, net	20,079	14,395	10,221	7,913	13,219
Net income	$ 24,623	$ 18,693	$ 13,289	$ 14,656	$ 9,915
Net income per share — basic	$ 1.27	$ 0.95	$ 0.65	$ 0.63	$ 0.37
Net income per share — diluted	$ 1.26	$ 0.94	$ 0.64	$ 0.62	$ 0.37
Weighted average shares outstanding — basic	19,372	19,780	20,330	23,131	26,533
Weighted average shares outstanding — diluted	19,550	19,925	20,707	23,527	26,949

	As of December 31,				
Consolidated Balance Sheet Data:	**2008**	**2009**	**2010**	**2011**	**2012**
Cash, cash equivalents, short-term and long-term investments	$ 224,590	$ 255,698	$ 239,316	$ 573,379	$ 177,726
Working capital	183,347	203,660	188,279	521,401	97,925
Total assets	334,384	404,579	439,648	771,035	1,165,139
Total long-term liabilities	1,827	1,826	7,252	50,076	237,158
Stockholders' equity	303,421	359,006	381,502	659,177	826,343

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements," including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated above in Item 1A. under the headings "Risk Factors - Cautionary Statement Concerning Forward-Looking Statements" and "- Risk Factors," as well as those described from time to time in our filings with the Securities and Exchange Commission.

All forward-looking statements are based on information available to us on the date of this filing and we assume no obligation to update such statements. The following discussion should be read in conjunction with our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission and the consolidated financial statements and related notes in this Annual Report on Form 10-K.

Overview

CoStar Group, Inc. (the "Company" or "CoStar") is the number one provider of information, analytics and marketing services to the commercial real estate industry in the U.S. and the U.K. based on the fact that we offer the most comprehensive commercial real estate database available; have the largest research department in the industry; own and operate the leading online marketplace for commercial real estate in the U.S. based on the number of unique visitors per month; provide more information, analytics and marketing services than any of our competitors and believe that we generate more revenues than any of our competitors. We have created and compiled our standardized information, analytics and marketing platform where members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information. Our integrated suite of online service offerings includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, internet marketing services, analytical capabilities, information for clients' websites, information about industry professionals and their business relationships, data integration and industry news. Our subsidiary, LoopNet, Inc. ("LoopNet"), operates an online marketplace that enables property owners, landlords, and commercial real estate agents working on their behalf to list properties for sale or for lease and to submit detailed information about property listings. Commercial real estate agents, buyers and tenants also use LoopNet's online marketplace to search for available property listings that meet their criteria. We also provide market research and analysis for commercial real estate investors and lenders via our Property and Portfolio Research, Inc. ("PPR") service offerings, portfolio and debt management and reporting capabilities through our Resolve Technology, Inc. ("Resolve Technology") service offerings, and real estate and lease management solutions, including lease administration and abstraction services, through our Virtual Premise, Inc. ("Virtual Premise") service offerings. Our service offerings span all commercial property types, including office, industrial, retail, land, mixed-use, hospitality and multifamily.

Expansion and Development

We expect to continue to develop and distribute new services, improve existing services, integrate products and services, cross-sell existing services, and expand and develop supporting technologies for our research, sales and marketing organizations. We are also committed to supporting and improving our existing core information, analytic and marketing services.

Examples of new tools and services that we are currently developing and expect to introduce to customers in the near future include upgrades to our suite of online service offerings – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. These upgrades are expected to include improvements to the search functionality as well as improvements to the reporting capabilities of the system. We also plan improvements to property type specific searches included as part of CoStar Property Professional.

We continue to improve our mobile application, CoStarGo®, which was launched in the U.S. on August 15, 2011 and introduced in the U.K. on November 5, 2012. CoStarGo is our iPad application that integrates and provides mobile access to subscribers of our comprehensive property, tenant and comparable sales information from our suite of online service offerings - CoStar Property Professional®, CoStar Tenant® and CoStar COMPS Professional®. Planned improvements for CoStarGo include a multifamily search function and enhanced analytic capabilities.

We are also integrating, developing and cross-selling the services offered by the companies we acquired most recently, including LoopNet, Virtual Premise, Resolve Technology and PPR. Our sales and marketing efforts are and will continue to be focused on cross-selling and marketing our services. After the acquisition of LoopNet, we launched a sales and marketing campaign directed at cross-selling CoStar's information services to LoopNet customers and LoopNet's marketing services to CoStar customers. We have incurred increased expenses associated with this marketing and sales campaign and expect to continue to incur additional expenses for the campaign during the first quarter of 2013. In some cases, when integrating and coordinating our services and assessing industry needs, we may decide to combine, shift focus from, de-emphasize, phase out, or eliminate a service that overlaps or is redundant with other services we offer.

We anticipate that these initiatives will position the company for revenue growth in 2013 and beyond. Our investments in LoopNet, Virtual Premise, Resolve Technology, and PPR have increased, and may continue to increase; however our revenues have also increased as a result of these acquisitions, due to revenue from the acquired businesses, as well as our ability to take advantage of cross-selling opportunities among the customers of CoStar and the acquired companies.

In addition, we expect to continue our efforts to integrate the combined capabilities of CoStar's property and market-level information and PPR's analytics and forecasting expertise with Resolve Technology's real estate investment software expertise. We plan to continue efforts to integrate CoStar's business with Virtual Premise's real estate and lease management solutions. These integration efforts include providing additional tools that make our research and analytics even more valuable to subscribers. In order to implement these initiatives, we have incurred, and expect to continue to incur, additional costs. We also expect to continue to offer our core products and services individually.

In addition, we intend to continue to upgrade the platform of services and expand the coverage of our service offerings within our International segment and to integrate our international operations more fully with those in the U.S. In furtherance of those initiatives, in the U.K. during the fourth quarter of 2012, we introduced a consistent international platform of service offerings, consisting of CoStarGo, our iPad application, CoStar Property Professional, CoStar COMPS Professional and CoStar Tenant. We believe the product launch was well received and a significant marketing and sales effort is currently underway. Previously, as part of our integration efforts, in 2007, we introduced the "CoStar Group" as the brand encompassing our international operations, and in early 2010, we launched Showcase, our internet marketing service that provides commercial real estate professionals high quality internet lead generation, in the U.K. Additionally, we have upgraded our back-end research operations, fulfillment and Customer Relationship Management ("CRM") systems to support these new U.K. services. In order to implement these services in the U.K., we incurred increased development costs through 2012. We expect that development expenses incurred by the International segment will decrease in 2013.

In late 2013 or early 2014, we expect to expand further internationally by offering services in Toronto, Canada. We believe that our continued investments in U.S. and international products, internationalization of our U.S. products and integration efforts have created and will continue to build upon a platform for long-term revenue growth. We expect these investments to result in further penetration of our international subscription-based information services and the successful cross-selling of our services to customers in existing markets due to the release of our upgraded international platform and expansion of coverage of our international service offerings.

Any future product development or expansion of services, combination and coordination of services or elimination of services could reduce our profitability and increase our capital expenditures. Therefore, while we expect current service offerings to remain profitable, driving overall earnings throughout 2013 and providing substantial cash flow for our business, it is possible that any new investments or changes to our service offerings could cause us to generate losses and negative cash flow from operations in the future.

LoopNet Acquisition

On April 30, 2012, we completed the acquisition of LoopNet, which is included within our U.S. operating segment. The acquisition combines the research capabilities of CoStar with the marketing solutions offered by LoopNet. We expect the acquisition will create efficiencies in operations and provide greater tools for the combined company's customers. To acquire LoopNet, we paid stock and cash consideration with an aggregate value of approximately $883.4 million as of the closing date.

We funded the cash portion of the consideration payable to LoopNet stockholders in the merger through a combination of cash on hand, including the net proceeds of approximately $247.9 million from an equity offering we completed in June 2011 and the proceeds of a $175.0 million term loan facility available to us under a credit agreement (as amended, the "Credit Agreement"), dated February 16, 2012, by and among CoStar, as borrower, CoStar Realty Information, Inc. ("CoStar Realty"), as co-borrower, JPMorgan Chase Bank, N.A. ("J.P. Morgan Bank"), as administrative agent, and the other lenders thereto.

The LoopNet transaction was subject to customary closing conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"). On April 26, 2012, the Federal Trade Commission (the "FTC") accepted a consent order in connection with the LoopNet merger previously agreed to by LoopNet and CoStar. The consent order was subject to a 30-day public comment period, and on August 29, 2012, the FTC issued its final acceptance of the consent order.

The consent order, which is publicly available on the FTC's website at www.ftc.gov, requires us to maintain certain business practices that the FTC believes will promote competition. For example, the consent order requires us to maintain our customary practice of selling our products separately and on a market-by-market basis. It also requires us to license our products to customers who have bought our competitors' products on a non-discriminatory basis, which we have always done in the past. In addition, we are required to maintain our customary licensing practices with respect to the length of our contracts, to allow customers with multi-year contracts to cancel with one year's advance notice, and to agree to reduce the cost of any litigation with customers by offering to arbitrate certain disputes.

We plan to continue to assess any plans for additional investments in our business in the foreseeable future. At this time, as discussed above, we expect to continue to develop and distribute new services within our current platform. While we expect current service offerings to remain profitable, providing substantial cash flow for our business, the costs associated with our merger with LoopNet and the integration of our two businesses has reduced our profitability and caused us to generate losses in the second quarter of 2012. Further, our credit facilities contain restrictive covenants that restrict our operations and use of our cash flow, which may prevent us from taking certain actions that we believe could increase our profitability or otherwise enhance our business.

Market Conditions

We continue to see clear signs of improving conditions in the commercial real estate industry, including falling vacancy rates and positive net absorption in the four main types of property that we track (office, industrial, retail and apartments). However, the extent and duration of continued improvement in the economy and the commercial real estate industry is unknown. Further, the current economic recovery has been slower than past economic recoveries. Job growth, in particular, has recovered more slowly than in past economic recoveries. Improvements in the commercial real estate industry are largely dependent upon employment trends, which drive demand for real estate space. Continuing risks related to lower than expected job growth, government fiscal challenges and uncertainty over U.S. and global economic issues may impede the ability and willingness of clients to purchase services from us or result in reductions of services purchased.

In some cases, the business operations of some of our clients continue to be negatively affected by challenging economic conditions in the U.S. and the world, resulting at times in business consolidations and, in some circumstances, business failure. If cancellations, reductions of services and failures to pay increase, and we are unable to offset the resulting decrease in revenue by increasing sales to new or existing customers, our revenues may decline or grow at reduced rates. We compete against many other commercial real estate information, analytics and marketing service providers for business. If customers choose to cancel our services for cost-cutting or other reasons, our revenue could decline.

Financial Matters

Our financial reporting currency is the U.S. dollar. Changes in exchange rates can significantly affect our reported results and consolidated trends. We believe that our increasing diversification beyond the U.S. economy through our international businesses benefits our stockholders over the long term. We also believe it is important to evaluate our operating results before and after the effect of currency changes, as it may provide a more accurate comparison of our results of operations over historical periods. Currency exchange rate volatility may continue, which may impact (either positively or negatively) our reported financial results and consolidated trends and period-to-period comparisons of our consolidated operations.

We currently issue stock options and/or restricted stock to our officers, directors and employees, and as a result we record compensation expense in our consolidated statements of operations. The amount and timing of the compensation expense that we record depends on the amount and types of equity grants made. We plan to continue the use of stock-based compensation for our officers, directors and employees, which may include, among other things, restricted stock, restricted stock units or stock option grants that typically will require us to record additional compensation expense in our consolidated statements of operations and reduce our net income.

In February 2012, the Compensation Committee (the "Committee") of the Board of Directors approved grants of restricted common stock to our executive officers that vest based on the achievement of CoStar performance conditions. These awards support the Committee's goals of aligning executive incentives with long-term stockholder value and ensuring that executive officers have a continuing stake in the long-term success of CoStar. In May and December of 2012, we granted additional shares of restricted common stock that vest based on the achievement of CoStar performance conditions to other employees. These shares of performance-based restricted common stock vest upon our achievement of $90.0 million of cumulative EBITDA over a period of four consecutive calendar quarters, and are subject to forfeiture in the event the foregoing performance condition is not met by March 31, 2017. We granted a total of 399,413 shares of performance-based restricted common stock during the year ended December 31, 2012, representing a total estimated unrecognized stock-based compensation expense of approximately $24.0 million. All of the awards were made under the CoStar Group, Inc. 2007 Stock Incentive Plan and pursuant to our standard form of restricted stock grant agreement. The number of shares granted was based on the fair market value of CoStar's common stock on the grant date. As of December 31, 2012, we determined that it was not probable that the performance condition would be met by the March 31, 2017 forfeiture date and therefore, we recorded no expense related to the performance-based restricted common stock grants during 2012. However, we reassess the probability of the achievement of the performance condition at the end of each reporting period or more frequently based upon the occurrence of events that may change the probability as to whether or not the performance condition would be met. If we determine at a future date that achievement of the performance condition is probable, we will record stock-based compensation expense related to the performance-based restricted common stock grants over the implied service period.

Property Developments

On February 5, 2010, we took advantage of favorable market conditions and purchased an office building in downtown Washington, DC for $41.25 million for use as our new headquarters and have since relocated to this location (the "DC Office Building"). The lease for our previous headquarters in Bethesda, MD expired on October 15, 2010; therefore, we incurred overlapping occupancy costs through the end of the Bethesda lease term as we transitioned to our new headquarters. We were able to create value through our occupancy of the DC Office Building and on February 18, 2011 sold the building for aggregate consideration of $101.0 million, $15.0 million of which was designated to fund additional build-out and planned improvements at the building. Approximately $12.5 million of the $15.0 million additional build-out is recorded as a leasehold improvement in property and equipment. As part of the sale, we entered into a long-term lease with the buyer to lease back approximately 88% of the office space, where our corporate headquarters is expected to remain.

During the third quarter of 2011, we incurred approximately $1.5 million of restructuring costs associated with the consolidation of our White Marsh, Maryland office with our Columbia, Maryland and Washington, DC offices. During the fourth quarter of 2012, we incurred approximately $80,000 of restructuring costs associated with the consolidation of our San Francisco, California office with our LoopNet office in San Francisco, California.

As in the past, we expect to continue to identify new facilities and consolidate existing facilities to better accommodate the changing demands of our business and employees. As a result, we may incur additional lease restructuring charges for the abandonment of certain lease space and the impairment of leasehold improvements.

Subscription-Based Services

Our subscription-based information services consist primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional, and FOCUS services. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and through our mobile application, CoStarGo, and comprise our primary service offering in our U.S. operating segment. FOCUS is our primary service offering in our International operating segment. Additionally we introduced CoStar Property Professional, CoStar COMPS Professional, CoStar Tenant and CoStarGo in the U.K. in the fourth quarter of 2012.

Our subscription-based services consist primarily of similar services offered over the Internet to commercial real estate industry and related professionals. Our services are typically distributed to our clients under subscription-based license agreements that renew automatically, a majority of which have a term of one year. Upon renewal, many of the subscription contract rates may change in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based information services rather than fees based on actual system usage. Contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

We recognize this revenue on a straight-line basis over the life of the contract. Annual and quarterly advance payments result in deferred revenue, substantially reducing the working capital requirements generated by accounts receivable.

For the twelve months ended December 31, 2011 and 2012, our contract renewal rate for annual subscription-based services was approximately 93% and 94%, respectively, and therefore our cancellation rate for those services was approximately 7% and 6%, respectively, for the same time periods. Our contract renewal rate is a quantitative measurement that is typically closely correlated with our revenue results. As a result, management also believes that the rate may be a reliable indicator of short-term and long-term performance. Our trailing twelve-month contract renewal rate may decline if negative economic conditions lead to greater business failures and/or consolidations among our clients, further reductions in customer spending, or decreases in our customer base.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a "critical accounting estimate" because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different acceptable assumptions would yield different results. Changes in the accounting estimates are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

Fair Value of Auction Rate Securities

Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy, which categorizes assets and liabilities by the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. Our Level 3 assets consist of auction rate securities ("ARS"), whose underlying assets are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education.

Our ARS investments are not currently actively trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of December 31, 2012. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of contractual cash flows, liquidity risk premiums, expected holding periods and default risk of the ARS. We update the discounted cash flow model on a quarterly basis to reflect any changes in the assumptions used in the model and settlements of ARS investments that occurred during the period.

The only significant unobservable input in the discounted cash flow model is the discount rate. The discount rate used represents our estimate of the yield expected by a market participant from the ARS investments. The weighted average discount rate used in the discounted cash flow model based on the fair values of the ARS was approximately 4.9% and 5.1% as of December 31, 2011 and 2012, respectively. Selecting another discount rate within the range used in the discounted cash flow model would not result in a significant change to the fair value of the ARS.

Based on this assessment of fair value, as of December 31, 2012, we determined there was a decline in the fair value of our ARS investments of approximately $1.9 million. The decline was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers of these ARS are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments, which would reduce our profitability and adversely affect our financial position.

We have not made any material changes in the accounting methodology used to determine the fair value of the ARS. We do not expect any material changes in the near term to the underlying assumptions used to determine the unobservable inputs used to calculate the fair value of the ARS as of December 31, 2012. However, if changes in these assumptions occur, and, should those changes be significant, we may be exposed to additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

Stock-Based Compensation

We account for equity instruments issued in exchange for employee services using a fair-value based method and we recognize the fair value of such equity instruments as an expense in the consolidated statements of operations. We estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, which requires us to estimate the dividend yield, expected volatility, risk-free interest rate and expected life of the stock option. These assumptions and the estimation of expected forfeitures are based on multiple factors, including historical employee behavior patterns of exercising options and post-employment termination behavior, expected future employee option exercise patterns, and the historical volatility of our stock price. For equity instruments that vest based on performance, we assess the probability of the achievement of the performance conditions at the end of each reporting period, or more frequently based upon the occurrence of events that may change the probability as to whether or not the performance condition would be met. If our initial estimates of the achievement of the performance conditions change, the related stock-based compensation expense and timing of recognition may fluctuate from period to period based on those estimates. If the performance conditions are not met, no stock-based compensation expense will be recognized and any previously recognized stock-based compensation expense will be reversed.

We do not expect any material changes in the near term to the underlying assumptions used to calculate stock-based compensation expense for the year ended December 31, 2012. However, if changes in these assumptions occur, and, should those changes be significant, they could have a material impact on our stock-based compensation expense.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including the factors listed below:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; or
- Significant decline in our market capitalization relative to net book value for a sustained period.

When we determine that the carrying value of long-lived and identifiable intangible assets may not be recovered based upon the existence of one or more of the above indicators, we test for impairment.

Goodwill and identifiable intangible assets that are not subject to amortization are tested annually for impairment by each reporting unit on October 1 of each year and are also tested for impairment more frequently based upon the existence of one or more of the above indicators. We consider our operating segments, U.S. and International, as our reporting units under Financial Accounting Standards Board ("FASB") authoritative guidance for consideration of potential impairment of goodwill.

To determine whether it is necessary to perform the two-step goodwill impairment test, we may first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to assess qualitative factors, then we perform the two-step process. The first step is to determine the fair value of each reporting unit. We estimate the fair value of each reporting unit based on a projected discounted cash flow model that includes significant assumptions and estimates including our discount rate, growth rate and future financial performance. Assumptions about the discount rate are based on a weighted average cost of capital for comparable companies. Assumptions about the growth rate and future financial performance of a reporting unit are based on our forecasts, business plans, economic projections and anticipated future cash flows. Our assumptions regarding the future financial performance of the International reporting unit reflect our expectation that in 2013 the expenses for our International reporting unit will decrease upon the completion of our initiatives to upgrade the platform of services and expand the coverage of our service offerings within our International segment by the end of 2012. Additionally, our assumptions regarding the future financial performance of the International reporting unit reflect our expectation that revenues will increase as a result of further penetration of our international subscription-based information services and the successful cross-selling of our services to our customers in existing markets due to the release of our upgraded international platform and expansion of coverage of our international service offerings. These assumptions are subject to change from period to period and could be adversely impacted by the uncertainty surrounding global market conditions, commercial real estate conditions, and the competitive environment in which we operate. Changes in these or other factors could negatively affect our reporting units' fair value and potentially result in impairment charges. Such impairment charges could have an adverse effect on our results of operations.

The fair value of each reporting unit is compared to the carrying amount of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then the second step of the process is performed to measure the impairment loss. We measure impairment loss based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk in our current business model. As of October 1, 2012, the date of our most recent impairment analysis, the estimated fair value of each of our reporting units substantially exceeded the carrying value of our reporting units. There have been no events or changes in circumstances since the date of our impairment analysis on October 1, 2012 that would indicate that the carrying value of each reporting unit may not be recoverable.

To determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets, we may first assess qualitative factors to evaluate whether it is more likely than not that the fair value of the indefinite-lived intangible assets is less than the carrying amount. If we conclude that it is more likely than not that the fair value of the indefinite-lived intangible assets is less than the carrying amount or if we elect not to assess qualitative factors, then we perform the quantitative impairment test similar to the test performed on goodwill discussed above.

As of October 1, 2012, the date of our most recent impairment analysis, the estimated fair value of our indefinite-lived intangible assets substantially exceeded the carrying value. There have been no events or changes in circumstances since the date of our impairment analysis on October 1, 2012 that would indicate that the carrying value of the indefinite-lived intangible asset may not be recoverable.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and assess the temporary differences resulting from differing treatment of items, such as deferred revenue or deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that it is more-likely-than not that some portion or all of our deferred tax assets will not be realized, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a period, we must reflect the corresponding increase or decrease within the tax provision in the consolidated statements of operations.

Non-GAAP Financial Measures

We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial measures in our public releases, investor conference calls and filings with the Securities and Exchange Commission. The non-GAAP financial measures that we may disclose include EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share (also referred to as "non-GAAP EPS"). EBITDA is our net income before interest, income taxes, depreciation and amortization. We typically disclose EBITDA on a consolidated and an operating segment basis in our earnings releases, investor conference calls and filings with the Securities and Exchange Commission. Adjusted EBITDA is different from EBITDA because we further adjust EBITDA for stock-based compensation expense, acquisition- and integration-related costs, restructuring costs, headquarters' acquisition- and transition-related costs and settlements and impairments incurred outside our ordinary course of business. Non-GAAP net income and non-GAAP net income per diluted share are similarly adjusted for stock-based compensation expense, acquisition- and integration-related costs, restructuring costs, headquarters' acquisition- and transition-related costs, settlement and impairment costs incurred outside our ordinary course of business as well as purchase amortization and other related costs. We may disclose adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share on a consolidated basis in our earnings releases, investor conference calls and filings with the Securities and Exchange Commission. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry.

We view EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share as operating performance measures and as such we believe that the most directly comparable GAAP financial measure is net income. In calculating EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share, we exclude from net income the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share are not measurements of financial performance under GAAP and should not be considered as a measure of liquidity, as an alternative to net income or as an indicator of any other measure of performance derived in accordance with GAAP. Investors and potential investors in our securities should not rely on EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share as a substitute for any GAAP financial measure, including net income. In addition, we urge investors and potential investors in our securities to carefully review the GAAP financial information included as part of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that are filed with the Securities and Exchange Commission, as well as our quarterly earnings releases, and compare the GAAP financial information with our EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share.

EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share may be used by management to internally measure our operating and management performance and may be used by investors as supplemental financial measures to evaluate the performance of our business. We believe that these non-GAAP measures, when viewed with our GAAP results and the accompanying reconciliation, provide additional information that is useful to understand the factors and trends affecting our business. We have spent more than 25 years building our database of commercial real estate information and expanding our markets and services partially through acquisitions of complementary businesses. Due to the expansion of our information, analytics and marketing services, which has included acquisitions, our net income has included significant charges for purchase amortization, depreciation and other amortization, acquisition- and integration-related costs and restructuring costs. Adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share exclude these charges and provide meaningful information about the operating performance of our business, apart from charges for purchase amortization, depreciation and other amortization, acquisition- and integration-related costs, restructuring costs and settlement and impairment costs incurred outside our ordinary course of business. We believe the disclosure of non-GAAP measures can help investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe the non-GAAP measures we disclose are measures of our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, stock-based compensation expenses, acquisition- and integration-related costs, headquarters' acquisition- and transition-related costs, restructuring costs and settlement and impairment costs incurred outside our ordinary course of business, provides additional information about our cost structure, and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on EBITDA and may rely on adjusted EBITDA, non-GAAP net income or non-GAAP net income per diluted share to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

Set forth below are descriptions of the financial items that have been excluded from our net income to calculate EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income:

- Purchase amortization in cost of revenues may be useful for investors to consider because it represents the use of our acquired database technology, which is one of the sources of information for our database of commercial real estate information. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Purchase amortization in operating expenses may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of any acquired trade names. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Depreciation and other amortization may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- The amount of interest income we generate may be useful for investors to consider and may result in current cash inflows. However, we do not consider the amount of interest income to be a representative component of the day-to-day operating performance of our business.

- The amount of interest expense we incur may be useful for investors to consider and may result in current cash outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.

- Income tax expense (benefit) may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense (benefit) to be a representative component of the day-to-day operating performance of our business.

Set forth below are descriptions of the financial items that have been excluded from our net income (loss) to calculate adjusted EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income:

- Purchase amortization in cost of revenues, purchase amortization in operating expenses, depreciation and other amortization, interest income, net, and income tax expense (benefit) as previously described above with respect to the calculation of EBITDA.

- Stock-based compensation expense may be useful for investors to consider because it represents a portion of the compensation of our employees and executives. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may bear little resemblance to the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, we believe it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business.

- The amount of acquisition- and integration-related costs incurred may be useful for investors to consider because they generally represent professional service fees and direct expenses related to the acquisition. Because we do not acquire businesses on a predictable cycle we do not consider the amount of acquisition- and integration-related costs to be a representative component of the day-to-day operating performance of our business.

- The amount of restructuring costs incurred may be useful for investors to consider because they generally represent costs incurred in connection with a change in the makeup of our properties or personnel. We do not consider the amount of restructuring related costs to be a representative component of the day-to-day operating performance of our business.

- The amount of headquarters' acquisition- and transition-related costs incurred may be useful for investors to consider because they generally represent the overlapping rent and building carrying costs, legal costs and other related costs incurred to relocate our headquarters. We do not believe these charges necessarily reflect the current and ongoing charges related to our operating cost structure.

- The amount of material settlement and impairment costs incurred outside of our ordinary course of business may be useful for investors to consider because they generally represent gains or losses from the settlement of litigation matters. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

The financial items that have been excluded from our net income to calculate non-GAAP net income and non-GAAP net income per diluted share are purchase amortization and other related costs, stock-based compensation, acquisition- and integration-related costs, restructuring costs, headquarters' acquisition- and transition-related costs and settlement and impairment costs incurred outside our ordinary course of business. These items are discussed above with respect to the calculation of adjusted EBITDA along with the material limitations associated with using this non-GAAP financial measure as compared to net income. We subtract an assumed provision for income taxes to calculate non-GAAP net income. In 2010 and 2011, we assumed a 40% tax rate, and in 2012, we assumed a 38% tax rate in order to approximate our long-term effective corporate tax rate.

Non-GAAP net income per diluted share is a non-GAAP financial measure that represents non-GAAP net income divided by the number of diluted shares outstanding for the period used in the calculation of GAAP net income per diluted share.

Management compensates for the above-described limitations of using non-GAAP measures by using a non-GAAP measure only to supplement our GAAP results and to provide additional information that is useful to understand the factors and trends affecting our business.

The following table shows our EBITDA reconciled to our net income and our net cash flows from operating, investing and financing activities for the indicated periods (in thousands):

	Year Ended December 31,		
	2010	**2011**	**2012**
Net income	$ 13,289	$ 14,656	$ 9,915
Purchase amortization in cost of revenues	1,471	1,353	8,634
Purchase amortization in operating expenses	2,305	2,237	13,607
Depreciation and other amortization	9,873	9,262	10,511
Interest income	(735)	(798)	(526)
Interest expense	—	—	4,832
Income tax expense, net	10,221	7,913	13,219
EBITDA	$ 36,424	$ 34,623	$ 60,192
Net cash flows provided by (used in)			
Operating activities	$ 39,269	$ 25,685	$ 86,126
Investing activities	$ (40,504)	$ 58,366	$ (640,398)
Financing activities	$ 2,042	$ 254,780	$ 164,941

Consolidated Results of Operations

The following table provides our selected consolidated results of operations for the indicated periods (in thousands of dollars and as a percentage of total revenue):

	Year Ended December 31,					
	2010		2011		2012	
Revenues	$ 226,260	100.0%	$ 251,738	100.0%	$ 349,936	100.0%
Cost of revenues	83,599	36.9	88,167	35.0	114,866	32.8
Gross margin	142,661	63.1	163,571	65.0	235,070	67.2
Operating expenses:						
Selling and marketing	52,455	23.2	61,164	24.3	84,113	24.0
Software development	17,350	7.7	20,037	8.0	32,756	9.4
General and administrative	47,776	21.1	58,362	23.2	77,154	22.0
Purchase amortization	2,305	1.0	2,237	0.9	13,607	3.9
Total operating expenses	119,886	53.0	141,800	56.4	207,630	59.3
Income from operations	22,775	10.1	21,771	8.6	27,440	7.9
Interest and other income	735	0.3	798	0.3	526	0.2
Interest and other expense	—	—	—	—	(4,832)	(1.4)
Income before income taxes	23,510	10.4	22,569	8.9	23,134	6.7
Income tax expense, net	10,221	4.5	7,913	3.1	13,219	3.9
Net income	$ 13,289	5.9%	$ 14,656	5.8%	$ 9,915	2.8%

Comparison of Year Ended December 31, 2012 and Year Ended December 31, 2011

Revenues. Revenues increased to $349.9 million in 2012, from $251.7 million in 2011. The increase in revenues of approximately $98.2 million is primarily attributable to additional revenue of approximately $60.0 million from our April 2012 acquisition of LoopNet as well as the further penetration of our subscription-based information services and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates.

Gross Margin. Gross margin increased to $235.1 million in 2012, from $163.6 million in 2011. The gross margin percentage increased to 67.2% in 2012, from 65.0% in 2011. The increase in the gross margin amount and percentage was principally due to a $98.2 million increase in revenue partially offset by an increase in cost of revenues. Cost of revenues increased to $114.9 million in 2012, from $88.2 million in 2011. The increase in cost of revenues was principally due to the additional cost of revenues from our 2011 and 2012 acquisitions.

Selling and Marketing Expenses. Selling and marketing expenses increased to $84.1 million in 2012, from $61.2 million in 2011, and decreased as a percentage of revenues to 24.0% in 2012, from 24.3% in 2011. The increase in the amount of selling and marketing expenses was primarily due to the additional selling and marketing expenses from our 2011 and 2012 acquisitions.

Software Development Expenses. Software development expenses increased to $32.8 million in 2012, from $20.0 million in 2011, and increased as a percentage of revenues to 9.4% in 2012, from 8.0% in 2011. The increase in the amount and percentage of software development expense was primarily due to the additional software development expenses from our 2011 and 2012 acquisitions.

General and Administrative Expenses. General and administrative expenses increased to $77.2 million in 2012, from $58.4 million in 2011, and decreased as a percentage of revenues to 22.0% in 2012, from 23.2% in 2011. The increase in the amount of general and administrative expenses was principally due to the additional general and administrative expenses from our 2011 and 2012 acquisitions.

Purchase Amortization. Purchase amortization increased to approximately $13.6 million in 2012, from $2.2 million in 2011, and increased as a percentage of revenue to 3.9% in 2012, compared to 0.9% in 2011. The increase in the amount and percentage of purchase amortization expense was due to additional purchase amortization expenses from our April 2012 acquisition of LoopNet.

Interest and Other Income. Interest and other income decreased to approximately $526,000 in 2012 compared to approximately $798,000 in 2011. The decrease was primarily due to our lower cash and cash equivalent balance in 2012 resulting from the net cash paid for our April 2012 acquisition of LoopNet.

Interest and Other Expense. Interest and other expense increased to approximately $4.8 million in 2012 compared to $0 in 2011. The increase was due to the interest expense incurred in 2012 for the term loan facility used to fund a portion of the merger consideration and transaction costs for the LoopNet acquisition.

Income Tax Expense, Net. Income tax expense, net increased to $13.2 million in 2012, from $7.9 million in 2011. This increase was primarily due to the impact of costs related to the LoopNet acquisition that are not deductible for tax purposes.

Comparison of Business Segment Results for Year Ended December 31, 2012 and Year Ended December 31, 2011

We manage our business geographically in two operating segments, with our primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France. Management relies on an internal management reporting process that provides revenue and operating segment EBITDA, which is our net income before interest, income taxes, depreciation and amortization. Management believes that operating segment EBITDA is an appropriate measure for evaluating the operational performance of our operating segments. EBITDA is used by management to internally measure our operating and management performance and to evaluate the performance of our business. However, this measure should be considered in addition to, not as a substitute for or superior to, income from operations or other measures of financial performance prepared in accordance with GAAP.

Segment Revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and through our mobile application, CoStarGo, and comprise our primary service offering in our U.S. operating segment. U.S. revenues increased to $330.8 million from $233.4 million for the years ended December 31, 2012 and 2011 respectively. This increase in U.S. revenue was primarily due to additional revenue of approximately $60.0 million from our April 2012 acquisition of LoopNet, as well as further penetration of our subscription-based information services, and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates. FOCUS is our primary service offering in our International operating segment. Additionally, we introduced CoStar Property Professional, CoStar COMPS Professional, CoStar Tenant and CoStarGo in the U.K. in the fourth quarter of 2012. International revenues increased to $19.1 million from $18.4 million for the years ended December 31, 2012 and 2011, respectively. This increase was primarily due to further penetration of our subscription-based information services. Intersegment revenue increased to approximately $1.5 million for the year ended December 31, 2012, compared to approximately $1.1 million for the year ended December 31, 2011. Intersegment revenue is attributable to services performed for the Company's wholly owned subsidiary, PPR, by Property and Portfolio Research Ltd., a wholly owned subsidiary of PPR. Intersegment revenue is recorded at an amount the Company believes approximates fair value. Intersegment revenue is eliminated from total revenues.

Segment EBITDA. U.S. EBITDA increased to $70.2 million from $38.1 million for the years ended December 31, 2012 and 2011, respectively. The increase in U.S. EBITDA was due primarily to an increase in revenues in 2012 compared to 2011. International EBITDA decreased to a higher loss of $10.0 million for the year ended December 31, 2012 from a $3.5 million loss for the year ended December 31, 2011. This higher loss was primarily due to increased corporate allocation in 2012 compared to 2011. International EBITDA includes a corporate allocation of approximately $5.3 million and $800,000 for the years ended December 31, 2012 and 2011, respectively. The corporate allocation represents costs incurred for U.S. employees involved in international management and expansion activities. The corporate allocation for the year ended December 31, 2012 consists primarily of development costs incurred for services of U.S. employees to upgrade the international platform of services and expand the coverage of service offerings within the International reporting unit.

Comparison of Year Ended December 31, 2011 and Year Ended December 31, 2010

Revenues. Revenues increased to $251.7 million in 2011, from $226.3 million in 2010. The increase in revenues of approximately $25.4 million is primarily attributable to further penetration of our subscription-based information services and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates.

Gross Margin. Gross margin increased to $163.6 million in 2011, from $142.7 million in 2010. The gross margin percentage increased to 65.0% in 2011, from 63.1% in 2010. The increase in the gross margin amount and percentage was principally due to a $25.4 million increase in revenue partially offset by an increase in cost of revenues. Cost of revenues increased to $88.2 million in 2011, from $83.6 million in 2010. The increase in cost of revenues was principally due to an increase in research personnel costs.

Selling and Marketing Expenses. Selling and marketing expenses increased to $61.2 million in 2011, from $52.5 million in 2010, and increased as a percentage of revenues to 24.3% in 2011, from 23.2% in 2010. The increase in the amount and percentage of selling and marketing expenses was primarily due to an increase in sales personnel costs of approximately $4.9 million and the marketing effort related to the launch of CoStarGo of approximately $3.4 million.

Software Development Expenses. Software development expenses increased to $20.0 million in 2011, from $17.4 million in 2010, and increased as a percentage of revenues to 8.0% in 2011, from 7.7% in 2010. The increase in the amount and percentage of software development expense was primarily due to increased personnel costs to support new development efforts.

General and Administrative Expenses. General and administrative expenses increased to $58.4 million in 2011, from $47.8 million in 2010, and increased as a percentage of revenues to 23.2% in 2011, from 21.1% in 2010. The increase in the amount and percentage of general and administrative expenses was principally due to the incurrence of approximately $14.2 million in acquisition-related costs in connection with the pending LoopNet acquisition, and approximately $1.5 million in lease restructuring charges related to the consolidation of our White Marsh, Maryland office. These increases are partially offset by the deferred consideration adjustment of approximately $1.2 million in September 2011 related to the October 19, 2009 acquisition of Resolve Technology. Additionally, during 2010 we incurred expenses that did not recur in 2011, including the $2.0 million accrual of our litigation with Nokia U.K. Limited in June 2010, approximately $800,000 accrued in anticipation of the settlement of the litigation in the U.S. District Court for the Southern District of California in June 2010, as well as the lease restructuring charges related to the consolidation of our Boston, Massachusetts office of approximately $1.3 million in September 2010.

Purchase Amortization. Purchase amortization remained relatively constant at approximately $2.2 million in 2011, from $2.3 million in 2010.

Interest and Other Income. Interest and other income remained relatively constant at approximately $798,000 in 2011, compared to approximately $735,000 in 2010.

Income Tax Expense, Net. Income tax expense, net decreased to $7.9 million in 2011, from $10.2 million in 2010. This decrease was primarily due to tax benefits resulting from the move of our headquarters to Washington, DC.

Comparison of Business Segment Results for Year Ended December 31, 2011 and Year Ended December 31, 2010

Segment Revenues. U.S. revenues increased to $233.4 million from $208.5 million for the years ended December 31, 2011 and 2010, respectively. This increase in U.S. revenue was primarily due to further penetration of our subscription-based information services, and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates. International revenues increased to $18.4 million from $17.8 million for the years ended December 31, 2011 and 2010, respectively. This increase was primarily due to foreign currency fluctuations. Intersegment revenue remained relatively constant at $1.1 million for the year ended December 31, 2011, compared to $1.3 million for the year ended December 31, 2010. Intersegment revenue is attributable to services performed for the Company's wholly owned subsidiary, PPR, by Property and Portfolio Research Ltd., a wholly owned subsidiary of PPR. Intersegment revenue is recorded at an amount the Company believes approximates fair value. Intersegment revenue is eliminated from total revenues.

Segment EBITDA. U.S. EBITDA decreased to $38.1 million from $39.6 million for the years ended December 31, 2011 and 2010, respectively. The decrease in U.S. EBITDA was due primarily to approximately $14.2 million in acquisition-related costs for the year ended December 31, 2011 as a result of the pending LoopNet acquisition, approximately $1.5 million in lease restructuring charges related to the consolidation of our White Marsh, Maryland office, approximately $3.4 million due to the marketing effort related to the launch of CoStarGo as well as increased personnel costs of approximately $11.0 million. These decreases in U.S. EBITDA are partially offset by an approximate $24.9 million increase in revenues for the year ended December 31, 2011 from the year ended December 31, 2010 and the deferred consideration adjustment of approximately $1.2 million in September 2011 related to the October 19, 2009 acquisition of Resolve Technology. Additionally, during 2010 we incurred expenses that did not recur in 2011, including approximately $800,000 accrued in anticipation of the settlement of the litigation in the U.S. District Court for the Southern District of California in June 2010 as well as the lease restructuring charges related to the consolidation of our Boston, Massachusetts office of approximately $1.3 million in September 2010. International EBITDA decreased to a higher loss of $3.5 million for the year ended December 31, 2011 from a $3.2 million loss for the year ended December 31, 2010. This higher loss was primarily due to increased personnel costs of approximately $1.5 million and other expenses of approximately $800,000 for the year ended December 31, 2011, partially offset by approximately $2.0 million in expense in connection with the settlement of our litigation with Nokia U.K. Limited in 2010 that did not recur in 2011. International EBITDA includes a corporate allocation of approximately $800,000 and $400,000 for the years ended December 31, 2011 and 2010, respectively. The corporate allocation represents costs incurred for U.S. employees involved in international management and expansion activities.

Consolidated Quarterly Results of Operations

The following tables summarize our consolidated results of operations on a quarterly basis for the indicated periods (in thousands, except per share amounts, and as a percentage of total revenues). Certain previously reported amounts in the Condensed Consolidated Statements of Operations have been reclassified to conform to our current presentation:

	2011				2012			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$ 59,618	$ 62,127	$ 63,829	$ 66,164	$ 68,629	$ 85,223	$ 96,001	$ 100,083
Cost of revenues	22,566	22,412	21,175	22,014	24,334	28,172	30,882	31,478
Gross margin	37,052	39,715	42,654	44,150	44,295	57,051	65,119	68,605
Operating expenses	29,956	35,806	39,650	36,388	35,693	57,064	56,173	58,700
Income from operations	7,096	3,909	3,004	7,762	8,602	(13)	8,946	9,905
Interest and other income	202	178	194	224	250	131	59	86
Interest and other expense	—	—	—	—	—	(1,200)	(1,822)	(1,810)
Income before income taxes	7,298	4,087	3,198	7,986	8,852	(1,082)	7,183	8,181
Income tax expense, net	2,766	1,450	887	2,810	3,720	5,628	404	3,467
Net income	$ 4,532	$ 2,637	$ 2,311	$ 5,176	$ 5,132	$ (6,710)	$ 6,779	$ 4,714
Net income per share — basic	$ 0.22	$ 0.12	$ 0.09	$ 0.21	$ 0.20	$ (0.25)	$ 0.25	$ 0.17
Net income per share — diluted	$ 0.22	$ 0.12	$ 0.09	$ 0.20	$ 0.20	$ (0.25)	$ 0.24	$ 0.17

	2011				2012			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	37.9	36.1	33.2	33.3	35.5	33.1	32.2	31.5
Gross margin	62.1	63.9	66.8	66.7	64.5	66.9	67.8	68.5
Operating expenses	50.2	57.6	62.1	55.0	52.0	67.0	58.5	58.7
Income from operations	11.9	6.3	4.7	11.7	12.5	(0.1)	9.3	9.8
Interest and other income	0.3	0.3	0.3	0.3	0.4	0.2	0.1	0.1
Interest and other expense	—	—	—	—	—	(1.4)	(1.9)	(1.8)
Income before income taxes	12.2	6.6	5.0	12.0	12.9	(1.3)	7.5	8.1
Income tax expense, net	4.6	2.4	1.4	4.2	5.4	6.6	0.4	3.4
Net income	7.6%	4.2%	3.6%	7.8%	7.5%	(7.9)%	7.1%	4.7%

Recent Acquisitions

Virtual Premise. On October 25, 2011, we acquired Virtual Premise, a SaaS provider of real estate and lease management solutions. Pursuant to the terms of the acquisition agreement, we paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date and the remaining 20% of which was held in escrow for approximately 270 days after the closing date. The funds held in escrow were subject to the prior use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to the date the funds were released. The purchase price was reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount was paid to us from the escrow fund on March 1, 2012. The remaining escrowed funds were released to the former Virtual Premise stockholders on July 23, 2012.

LoopNet. On April 30, 2012, we acquired 100% of the outstanding stock of LoopNet pursuant to an Agreement and Plan of Merger dated April 27, 2011, as amended May 20, 2011 (the "Merger Agreement"). We paid approximately $746.4 million in cash and approximately $137.1 million in equity, for a total consideration of $883.4 million.

Accounting Treatment. We have applied the acquisition method to account for the Virtual Premise and LoopNet transactions which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The purchase price was allocated to trade names, customer base, database technology, goodwill and various other asset and liability accounts. The acquired trade names recorded in connection with the Virtual Premise acquisition are amortized on a straight-line basis over the estimated useful life. The acquired trade names recorded in connection with the LoopNet acquisition have an indefinite estimated useful life and are not amortized, but are subject to annual impairment tests. The acquired customer base for the acquisitions, which consists of one distinct intangible asset for each acquisition and is composed of acquired customer contracts and the related customer relationships, is being amortized on an accelerated basis related to the expected economic benefit of the intangible asset over the estimated useful life. The acquired database technology for the acquisitions is amortized on a straight-line basis over the estimated useful life. Goodwill for these acquisitions is not amortized, but is subject to annual impairment tests. The results of operations of Virtual Premise and LoopNet have been consolidated with those of the Company since the date of the acquisition. The results of operations of Virtual Premise are not considered material to our consolidated financial statements. Accordingly, pro forma financial information has not been presented for the Virtual Premise acquisition. See Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further details on the Virtual Premise and LoopNet acquisitions. The purchase accounting for the LoopNet acquisition is preliminary and is subject to change.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents, short-term investments and debt from our term loan and revolving credit facility. Total cash, cash equivalents and short-term investments were $156.1 million at December 31, 2012 compared to $548.8 million at December 31, 2011. The decrease in cash, cash equivalents and short-term investments for the year ended December 31, 2012 was primarily due to the net cash paid for our April 2012 acquisition of LoopNet.

Changes in cash, cash equivalents and short-term investments are dependent upon changes in, among other things, working capital items such as accounts receivable, accounts payable, various accrued expenses and deferred revenues, as well as changes in our capital structure due to stock option exercises, purchases and sales of short-term investments and similar events.

Net cash provided by operating activities for the year ended December 31, 2012 was $86.1 million compared to $25.7 million for the year ended December 31, 2011. The $60.4 million increase in net cash provided by operating activities is primarily due to an increase of approximately $55.0 million from net income plus non-cash items primarily due to a change in deferred taxes associated with our April 2012 acquisition of LoopNet as well as the amortization of certain intangible assets of LoopNet. Additionally, the increase in net cash provided by operating activities is also due to the approximately $5.4 million net increase in changes in operating assets and liabilities due to differences in timing of collection of receipts and payments of disbursements.

Net cash used in investing activities changed by approximately $698.8 million. The $640.4 million cash used in investing activities in 2012 was primarily due to $640.9 million of cash used for the acquisition of LoopNet on April 30, 2012 and purchases of property and equipment of approximately $14.8 million, partially offset by the proceeds from the sale and settlements of investments of approximately $15.4 million. Proceeds from the sale and settlements of investments included approximately $4.2 million in proceeds for the sale of LoopNet's minority interest in Xceligent. Additionally, proceeds from the sale and settlements of investments included $4.2 million in proceeds from the settlement of ARS. The $58.4 million cash provided by investing activities for the for the year ended December 31, 2011 was primarily due to cash provided from the sale of our headquarters in Washington, DC of approximately $83.6 million which occurred in February 2011 and did not recur in 2012, partially offset by $15.1 million of cash used for the acquisition of Virtual Premise on October 25, 2011 and purchases of property and equipment of approximately $15.0 million.

Net cash provided by financing activities was $164.9 million for the year ended December 31, 2012, compared to $254.8 million for the year ended December 31, 2011. This $89.9 million decrease in net cash provided by financing activities was primarily due to the equity offering completed in June 2011 which did not recur in 2012, partially offset by the proceeds of $175.0 million received from the term loan facility in April 2012 less payments of debt and debt issuance costs associated with the debt which did not occur in 2011.

Contractual Obligations. The following table summarizes our principal contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	2013	2014-2015	2016-2017	2018 and thereafter
Operating leases	$ 131,589	$ 14,907	$ 24,596	$ 21,706	$ 70,380
Long-term debt obligations[1]	170,625	17,500	56,875	96,250	—
Purchase obligations[2]	11,084	8,628	2,456	—	—
Total contractual principal cash obligations	$ 313,298	$ 41,035	$ 83,927	$ 117,956	$ 70,380

[1]Long-term debt obligations include scheduled principal payments and exclude interest payments, which are based on a variable rate of interest as defined in the Credit Agreement.

[2]Amounts do not include (i) contracts with terms of twelve months or less, or (ii) multi-year contracts that may be terminated by a third party or us. Amounts do not include unrecognized tax benefits of $2.8 million due to uncertainty regarding the timing of future cash payments.

Our future capital requirements will depend on many factors, including, among others, our operating results, expansion and integration efforts, and our level of acquisition activity or other strategic transactions.

During 2012, we incurred capital expenditures of approximately $14.8 million. We expect to make aggregate capital expenditures in 2013 of approximately $20.0 million to $25.0 million, primarily related to the build out of leased office space.

To date, we have grown in part by acquiring other companies and we may continue to make acquisitions. Our acquisitions may vary in size and could be material to our current operations. We may use cash, stock, debt or other means of funding to make these acquisitions.

On October 25, 2011, we acquired Virtual Premise, a Software as a Service ("SaaS") provider of real estate and lease management solutions located in Atlanta, Georgia. Pursuant to the terms of the acquisition agreement, we paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date and the remaining 20% of which was held in escrow for approximately 270 days after the closing date. The funds held in escrow were subject to the prior use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to the date the funds were released. The purchase price was reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount was paid to us from the escrow fund on March 1, 2012. The remaining escrowed funds were released to the former Virtual Premise stockholders on July 23, 2012.

On April 30, 2012, we acquired LoopNet pursuant to the Merger Agreement. Prior to completion of the LoopNet acquisition on April 26, 2012 the FTC accepted a consent order in connection with the LoopNet merger previously agreed to by CoStar and LoopNet. The consent order was subject to a 30-day public comment period, and on August 29, 2012, the FTC issued its final acceptance of the consent order. The consent order, which is publicly available on the FTC's website at www.ftc.gov, requires, among other things, that CoStar and LoopNet divest LoopNet's minority interest in Xceligent. On March 28, 2012, CoStar and LoopNet entered into a Purchase Agreement to sell LoopNet's interest in Xceligent to DMGI. The parties closed the sale of LoopNet's interest in Xceligent to DMGI on May 3, 2012. We received $4.2 million in proceeds from the sale, which reflected the fair value of the investment at the time of sale and did not result in any gain on the sale of the investment.

We funded the cash portion of the consideration payable to LoopNet stockholders in the merger through a combination of cash on hand, including the net proceeds of approximately $247.9 million from an equity offering we completed in June 2011, and $175.0 million in proceeds from a term loan facility pursuant to the Credit Agreement, dated February 16, 2012, by and among CoStar, as borrower, CoStar Realty, as co-borrower, J.P. Morgan Bank, as administrative agent, and the other lenders thereto. We made principal payments of approximately $4.4 million for the year ended December 31, 2012. Maturities of our borrowings under the Credit Agreement for each of the next five years as of December 31, 2012 are $17.5 million, $24.1 million, $32.8 million, $61.2 million and $35.0 million for the years ended December 31, 2013 to 2017, respectively.

The Credit Agreement requires us to maintain a Debt Service Coverage Ratio (as defined in the Credit Agreement) of at least 1.5 to 1.0 and a Total Leverage Ratio (as defined in the Credit Agreement) that does not exceed 3.25 to 1.00 during the first two full fiscal quarters after the closing date, 3.00 to 1.00 during the third and fourth full fiscal quarters after the closing date, 2.75 to 1.00 during the period from the fifth to the eighth full fiscal quarters after the closing date and 2.50 to 1.00 thereafter. These financial covenants were effective beginning with the first full fiscal quarter commencing after the closing date which was the third quarter of 2012. The Credit Agreement also includes other covenants that were effective as of April 30, 2012, including covenants that, subject to certain exceptions, restrict our ability and the ability of our subsidiaries (i) to incur additional indebtedness, (ii) to create, incur, assume or permit to exist any liens, (iii) to enter into mergers, consolidations or similar transactions, (iv) to make investments and acquisitions, (v) to make certain dispositions of assets, (vi) to make dividends, distributions and prepayments of certain indebtedness, and (vii) to enter into certain transactions with affiliates. We were in compliance with the covenants in the Credit Agreement as of December 31, 2012.

Commencing with the fiscal year ending December 31, 2012, the Credit Agreement requires us to make an annual prepayment of the term loan facility equal to a percentage of Excess Cash Flow (as defined in the Credit Agreement) to reduce the principal amount outstanding under its term loan facility. The repayment percentage is 50% when the Total Leverage Ratio exceeds 3.00 to 1.00; 25% when the Total Leverage Ratio is greater than 2.50 to 1.00 but equal to or less than 3.00 to 1.00; and 0% when the Total Leverage Ratio is equal to or less than 2.50 to 1.00. This repayment requirement is reduced by the amount of prior voluntary prepayments during the respective fiscal year, subject to certain exceptions set forth in the Credit Agreement. The Excess Cash Flow payment, if required, is due within ten business days of the date on which the annual financial statements are delivered or required to be delivered to the lenders pursuant to the Credit Agreement. For the fiscal year ended December 31, 2012, we were not required to make an Excess Cash Flow payment.

In connection with obtaining the term loan facility pursuant to the Credit Agreement, we incurred approximately $11.5 million in debt issuance costs, which were capitalized and are being amortized as interest expense over the term of the Credit Agreement using the effective interest method. The debt issuance costs are comprised of approximately $9.2 million in underwriting fees and approximately $2.3 million primarily related to legal fees associated with the debt issuance.

As of December 31, 2012, no amounts were outstanding under the revolving credit facility. Total interest expense for the term loan facility was approximately $4.8 million for the year ended December 31, 2012. Interest expense included amortized debt issuance costs of approximately $2.0 million for the year ended December 31, 2012. Pursuant to the terms of the Credit Agreement, we are required to make interest payments on the term loan facility at a variable rate of interest and during interest periods selected by us as described in Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Based on current plans, we believe that our available cash combined with positive cash flow provided by operating activities should be sufficient to fund our operations for at least the next 12 months.

As of December 31, 2012, we had $24.4 million par value of long-term investments in student loan ARS, which failed to settle at auctions. The majority of these investments are of high credit quality with AAA credit ratings and are primarily securities supported by guarantees from the FFELP of the U.S. Department of Education. While we continue to earn interest on these investments, the investments are not liquid in the short-term. In the event we need to immediately access these funds, we may have to sell these securities at an amount below par value. Based on our ability to access our cash, cash equivalents and other short-term investments and our expected operating cash flows, we do not anticipate having to sell these investments below par value in order to operate our business in the foreseeable future.

As described in Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, on January 3, 2012, LoopNet, our wholly owned subsidiary, was sued by CIVIX-DDI, LLC ("Civix") in the U.S. District Court for the Eastern District of Virginia for alleged infringement of U.S. Patent Nos. 6,385,622 and 6,415,291. The complaint seeks unspecified damages, attorneys' fees and costs. On February 16, 2012, LoopNet filed an answer to Civix's complaint and filed counterclaims against Civix seeking, among other things, declaratory relief that the asserted patents are invalid, not infringed, and that Civix committed inequitable conduct during the prosecution and re-examination of the asserted patents. On or about May 14, 2012, Civix filed a motion for leave to amend its complaint against LoopNet in the U.S. District Court for the Eastern District of Virginia seeking to add CoStar as a defendant, alleging that our products also infringe Civix's patents. We filed a motion opposing Civix's motion, and on June 21, 2012, the district court denied Civix's motion to amend its complaint. On June 21, 2012, we filed an action in the U.S. District Court for the Northern District of Illinois seeking a declaratory judgment of non-infringement and invalidity against Civix. On August 30, 2012, the Eastern District of Virginia transferred Civix's case against LoopNet to the Northern District of Illinois, where both cases are now pending. On October 29, 2012, Civix filed a separate action against LoopNet in the Northern District of Illinois alleging infringement of U.S. Patent No. 8,296,335. That case was later consolidated with Civix's original lawsuit against LoopNet. Civix amended its complaint against CoStar on November 8, 2012 to add claims under Patent No. 8,296,335 as well. At this time, we cannot predict the outcome of either case involving Civix, but we intend to vigorously defend ourself against Civix's claims.

Recent Accounting Pronouncements

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This guidance requires changes in stockholders' equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present the components of other comprehensive income, total other comprehensive income and the total of comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance did not have a material impact on our results of operations or financial position, but did require changes to the consolidated statements of stockholders' equity and the addition of the consolidated statements of comprehensive income.

In September 2011, the FASB issued authoritative guidance to simplify how companies test goodwill for impairment. The guidance permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed for interim and annual periods beginning after December 15, 2011, with early adoption permitted. This guidance did not have a material impact on our results of operations or financial position.

In July 2012, the FASB issued authoritative guidance to simplify how companies test indefinite-lived intangible assets for impairment. The guidance permits a company to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. This guidance is not expected to have a material impact on our results of operations or financial position.

In February 2013, the FASB issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. This guidance requires a company to present, either on the consolidated statements of operations or in the notes to the consolidated financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This guidance is effective prospectively for financial statements issued for interim and annual periods beginning after December 15, 2012. This guidance is not expected to have a material impact on our results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We provide information, analytics and marketing services to the commercial real estate and related business community in the U.S., U.K. and France. Our functional currency for our operations in the U.K. and France is the local currency. As such, fluctuations in the British Pound and Euro may have an impact on our business, results of operations and financial position. For the year ended December 31, 2012, revenue denominated in foreign currencies was approximately 5.9% of total revenue. For the year ended December 31, 2012, our revenue would have decreased by approximately $2.0 million if the U.S. dollar exchange rate used strengthened by 10%. In addition, we have assets and liabilities denominated in foreign currencies. A 10% strengthening of the U.S. dollar exchange rate against all currencies with which we have exposure at December 31, 2012 would have resulted in an increase of approximately $2.9 million in the carrying amount of net assets. For the year ended December 31, 2012, our revenue would have increased by approximately $2.0 million if the U.S. dollar exchange rate used weakened by 10%. In addition, we have assets and liabilities denominated in foreign currencies. A 10% weakening of the U.S. dollar exchange rate against all currencies with which we have exposure at December 31, 2012 would have resulted in a decrease of approximately $2.9 million in the carrying amount of net assets. We currently do not use financial instruments to hedge our exposure to exchange rate fluctuations with respect to our foreign subsidiaries. We may seek to enter hedging transactions in the future to reduce our exposure to exchange rate fluctuations, but we may be unable to enter into hedging transactions successfully, on acceptable terms or at all. As of December 31, 2012, accumulated other comprehensive loss included a loss from foreign currency translation adjustments of approximately $4.6 million.

We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held as of December 31, 2012. As of December 31, 2012, we had $156.1 million of cash, cash equivalents and short-term investments. If there is an increase or decrease in interest rates, there will be a corresponding increase or decrease in the amount of interest earned on our cash, cash equivalents and short-term investments.

As of December 31, 2012, we had $170.6 million of long-term debt bearing interest at a variable rate of LIBOR plus 2.00%. If there is an increase or decrease in interest rates, there will be a corresponding increase or decrease in the amount of interest expense on our long-term debt. Based on our outstanding borrowings as of December 31, 2012, an increase in the interest rate by 25 basis points would result in an increase of approximately $400,000 in interest expense annually. Based on our outstanding borrowings as of December 31, 2012, a decrease in the interest rate by 25 basis points would result in a decrease of approximately $400,000 in interest expense annually. Based on our ability to access our cash, cash equivalents and short-term investments, and our expected operating cash flows, we do not believe that increases or decreases in interest rates will impact our ability to operate our business in the foreseeable future.

Included within our long-term investments are investments in mostly AAA-rated student loan ARS. These securities are primarily securities supported by guarantees from the FFELP of the U.S. Department of Education. As of December 31, 2012, auctions for $24.4 million of our investments in auction rate securities failed. As a result, we may not be able to sell these investments at par value until a future auction on these investments is successful. In the event we need to immediately liquidate these investments, we may have to locate a buyer outside the auction process, who may be unwilling to purchase the investments at par, resulting in a loss. Based on an assessment of fair value of these investments in ARS as of December 31, 2012, we determined that there was a decline in the fair value of our ARS investments of approximately $1.9 million, which was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to adjust the carrying value of these investments as a temporary impairment and recognize a greater unrealized loss in accumulated other comprehensive loss or as an other-than-temporary impairment charge to earnings. Based on our ability to access our cash, cash equivalents and short-term investments, and our expected operating cash flows, we do not anticipate having to sell these securities below par value in order to operate our business in the foreseeable future. See Notes 4 and 5 to the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion.

We have approximately $888.7 million in intangible assets as of December 31, 2012. As of December 31, 2012, we believe our intangible assets will be recoverable, however, changes in the economy, the business in which we operate and our own relative performance could change the assumptions used to evaluate intangible asset recoverability. In the event that we determine that an asset has been impaired, we would recognize an impairment charge equal to the amount by which the carrying amount of the assets exceeds the fair value of the asset. We continue to monitor these assumptions and their effect on the estimated recoverability of our intangible assets.

Item 8. Financial Statements and Supplementary Data

Financial Statements meeting the requirements of Regulation S-X are set forth beginning at page F-1. Supplementary data is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Consolidated Results of Operations."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management of CoStar is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the Company's principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management did not identify any material weakness in the Company's internal control, and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, has issued an attestation report on the effectiveness of internal control over financial reporting, a copy of which is included in this Annual Report on Form 10-K.

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to our Proxy Statement for our 2013 annual meeting of stockholders.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement for our 2013 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement for our 2013 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement for our 2013 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement for our 2013 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements are filed as a part of this report: CoStar Group, Inc. Consolidated Financial Statements.

(a)(2) Financial statement schedules:

Schedule II – Valuation and Qualifying Accounts

Years Ended December 31, 2010, 2011, and 2012 (in thousands):

Allowance for doubtful accounts and billing adjustments [1]	Balance at Beginning of Year	Charged to Expense	Charged to Other Accounts [2]	Write-offs, Net of Recoveries	Balance at End of Year
Year ended December 31, 2010	$ 2,863	$ 1,471	$ —	$ 1,919	$ 2,415
Year ended December 31, 2011	$ 2,415	$ 1,525	$ —	$ 1,416	$ 2,524
Year ended December 31, 2012	$ 2,524	$ 1,456	$ 475	$ 1,520	$ 2,935

(1) Additions to the allowance for doubtful accounts are charged to bad debt expense.

(2) Amounts represent opening balances from acquired businesses.

Additional financial statement schedules are omitted because they are not applicable or not required or because the required information is incorporated herein by reference or included in the financial statements or related notes included elsewhere in this report.

(a)(3) The documents required to be filed as exhibits to this Report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 28th day of February 2013.

COSTAR GROUP, INC.

By: /s/ Andrew C. Florance

Andrew C. Florance
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew C. Florance and Brian J. Radecki, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto and to all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, herein by ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Michael R. Klein Michael R. Klein	Chairman of the Board	February 28, 2013
/s/ Andrew C. Florance Andrew C. Florance	Chief Executive Officer and President and a Director (Principal Executive Officer)	February 28, 2013
/s/ Brian J. Radecki Brian J. Radecki	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ David Bonderman David Bonderman	Director	February 28, 2013
/s/ Warren H. Haber Warren H. Haber	Director	February 21, 2013
/s/ Christopher J. Nassetta Christopher J. Nassetta	Director	February 21, 2013
/s/ Michael J. Glosserman Michael J. Glosserman	Director	February 26, 2013
/s/ David J. Steinberg David J. Steinberg	Director	February 25, 2013
/s/ John W. Hill John W. Hill	Director	February 25, 2013

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of April 27, 2011, by and among CoStar Group, Inc., Lonestar Acquisition Sub, Inc. and LoopNet, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 28, 2011).
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 20, 2011, among LoopNet, Inc., the Registrant and Lonestar Acquisition Sub, Inc. (Incorporated by referenced to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed May 23, 2011).
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 8, 2012).
3.2	Amended and Restated By-Laws (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed April 6, 2011).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of the Registrant (Reg. No. 333-174214) filed with the Commission on June 3, 2011).
*10.1	CoStar Group, Inc. 1998 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2005).
*10.2	CoStar Group, Inc. 2007 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed June 8, 2012).
*10.3	CoStar Group, Inc. 2007 Stock Incentive Plan French Sub-Plan (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
*10.4	Form of Stock Option Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.5	Form of Stock Option Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.8.1 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.6	Form of Restricted Stock Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.7	Form of 2007 Plan Restricted Stock Grant Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K filed June 22, 2007).
*10.8	Form of 2007 Plan Incentive Stock Option Grant Agreement between the Registrant and certain of its officers and employees (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.9	Form of 2007 Plan Incentive Stock Option Grant Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.10	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and certain of its officers and employees (Incorporated by reference to Exhibit 10.10 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.11	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and certain of its directors (Incorporated by reference to Exhibit 10.11 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.12	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.12 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.13	Form of 2007 Plan French Sub-Plan Restricted Stock Agreement between the Registrant and certain of its employees (Incorporated by reference to Exhibit 10.10 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
*10.14	CoStar Group, Inc. 2011 Incentive Bonus Plan (Incorporated by referenced to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed June 8, 2011).
*10.15	CoStar Group, Inc. Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 10.14 to the Registrant's Report on Form 10-K for the year ended December 31, 2010).
*10.16	Employment Agreement for Andrew C. Florance (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on April 27, 1998).

Exhibit No.	Description
*10.17	First Amendment to Andrew C. Florance Employment Agreement, effective January 1, 2009 (Incorporated by reference to Exhibit 10.16 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.18	Executive Service Contract dated February 16, 2007, between Property Investment Exchange Limited and Paul Marples (Incorporated by reference to Exhibit 10.14 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
*10.19	Leaving Agreement dated February 27, 2013, between CoStar U.K. Limited and Paul Marples (filed herewith).
10.20	Form of Indemnification Agreement between the Registrant and each of its officers and directors (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2004).
10.21	Agreement for Lease between CoStar UK Limited and Wells Fargo & Company, dated August 25, 2009 (Incorporated by reference to Exhibit 10.26 to the Registrant's Report on Form 10-K for the year ended December 31, 2009).
10.22	Sub-Underlease between CoStar UK Limited and Wells Fargo & Company, dated November 18, 2009 (Incorporated by reference to Exhibit 10.28 to the Registrant's Report on Form 10-K for the year ended December 31, 2009).
10.23	Deed of Office Lease by and between GLL L-Street 1331, LLC and CoStar Realty Information, Inc., dated February 18, 2011, and made effective as of June 1, 2010 (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on form 10-Q for the quarter ended March 31, 2011).
10.24	Purchase and Sale Agreement by and between 1331 L Street Holdings, LLC and GLL L-Street 1331, LLC, dated February 2, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on form 10-Q for the quarter ended March 31, 2011).
10.25	Voting and Support Agreement, dated as of April 27, 2011, by and among the Registrant, LoopNet, Inc., the holders of Series A convertible preferred stock of LoopNet, Inc., certain executive officers and the directors of LoopNet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 28, 2011).
10.26	Credit Agreement dated February 16, 2012, by and among the Registrant, as Borrower, CoStar Realty Information, Inc., as Co-Borrower, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2012).
10.27	First Amendment dated as of April 25, 2012, to the Credit Agreement dated as of February 16, 2012, among the Registrant, CoStar Realty Information, Inc., the Lenders from time to time party thereto and JPMorgan Chase Bank N.A., as Administrative Agent (Incorporated by referenced to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed April 30, 2012).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
**101	The following materials from CoStar Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statement of Operations for the years ended December 31, 2010, 2011 and 2012, respectively; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, respectively; (iii) Consolidated Balance Sheets at December 31, 2011 and December 31, 2012, respectively; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012, respectively; (v) Consolidated Statements of Cash Flows for years ended December 31, 2010, 2011 and 2012, respectively; (vi) Notes to the Consolidated Financial Statements that have been detail tagged; and (vii) Schedule II – Valuation and Qualifying Accounts (submitted electronically with this report).

* Management Contract or Compensatory Plan or Arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

COSTAR GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited the accompanying consolidated balance sheets of CoStar Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoStar Group, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CoStar Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited CoStar Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CoStar Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CoStar Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CoStar Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

February 28, 2013

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2010	2011	2012
Revenues	$ 226,260	$ 251,738	$ 349,936
Cost of revenues	83,599	88,167	114,866
Gross margin	142,661	163,571	235,070
Operating expenses:			
Selling and marketing	52,455	61,164	84,113
Software development	17,350	20,037	32,756
General and administrative	47,776	58,362	77,154
Purchase amortization	2,305	2,237	13,607
	119,886	141,800	207,630
Income from operations	22,775	21,771	27,440
Interest and other income	735	798	526
Interest and other expense	—	—	(4,832)
Income before income taxes	23,510	22,569	23,134
Income tax expense, net	10,221	7,913	13,219
Net income	$ 13,289	$ 14,656	$ 9,915
Net income per share — basic	$ 0.65	$ 0.63	$ 0.37
Net income per share — diluted	$ 0.64	$ 0.62	$ 0.37
Weighted average outstanding shares — basic	20,330	23,131	26,533
Weighted average outstanding shares — diluted	20,707	23,527	26,949

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2010	**2011**	**2012**
Net income	$ 13,289	$ 14,656	$ 9,915
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment	(1,064)	25	1,277
Net change in unrealized gain (loss) on investments, net of tax	(77)	113	773
Total other comprehensive income (loss)	(1,141)	138	2,050
Total comprehensive income	$ 12,148	$ 14,794	$ 11,965

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2011	December 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 545,280	$ 156,027
Short-term investments	3,515	37
Accounts receivable, less allowance for doubtful accounts of approximately $2,524 and $2,935 as of December 31, 2011 and 2012, respectively	16,589	16,392
Deferred income taxes, net	11,227	9,256
Income tax receivable	850	5,357
Prepaid expenses and other current assets	5,722	9,560
Debt issuance costs, net	—	2,934
Total current assets	583,183	199,563
Long-term investments	24,584	21,662
Deferred income taxes, net	10,224	—
Property and equipment, net	37,571	46,308
Goodwill	91,784	718,078
Intangibles and other assets, net	20,530	170,632
Deposits and other assets	2,241	2,274
Debt issuance costs, net	918	6,622
Total assets	$ 771,035	$ 1,165,139
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 17,500
Accounts payable	6,010	6,234
Accrued wages and commissions	16,695	23,831
Accrued expenses	12,761	19,002
Deferred gain on the sale of building	2,523	2,523
Income taxes payable	978	—
Deferred rent	544	—
Deferred revenue	22,271	32,548
Total current liabilities	61,782	101,638
Long-term debt, less current portion	—	153,125
Deferred gain on the sale of building	31,333	28,809
Deferred rent	16,592	17,305
Deferred income taxes, net	—	34,071
Income taxes payable	2,151	2,818
Other long-term liabilities	—	1,030
Total liabilities	111,858	338,796
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 30,000 and 60,000 shares authorized as of December 31, 2011 and 2012, respectively; 25,426 and 28,348 issued and outstanding as of December 31, 2011 and 2012, respectively	254	283
Additional paid-in capital	637,816	792,988
Accumulated other comprehensive loss	(8,568)	(6,518)
Retained earnings	29,675	39,590
Total stockholders' equity	659,177	826,343
Total liabilities and stockholders' equity	$ 771,035	$ 1,165,139

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	20,617	$ 206	$ 364,635	$ (7,565)	$ 1,730	$ 359,006
Net income	—	—	—	—	13,289	13,289
Foreign currency translation adjustment	—	—	—	(1,064)	—	(1,064)
Net change in unrealized loss on investments	—	—	—	(77)	—	(77)
Exercise of stock options	138	2	3,720	—	—	3,722
Restricted stock grants	113	—	—	—	—	—
Restricted stock grants surrendered	(103)	—	(2,906)	—	—	(2,906)
Stock compensation expense, net of forfeitures	—	—	8,270	—	—	8,270
ESPP	8	—	360	—	—	360
Excess tax benefit for exercised stock options	—	—	902	—	—	902
Balance at December 31, 2010	20,773	208	374,981	(8,706)	15,019	381,502
Net income	—	—	—	—	14,656	14,656
Foreign currency translation adjustment	—	—	—	25	—	25
Net change in unrealized gain on investments	—	—	—	113	—	113
Exercise of stock options	198	2	6,212	—	—	6,214
Restricted stock grants	197	1	—	—	—	1
Restricted stock grants surrendered	(63)	—	(2,307)	—	—	(2,307)
Stock compensation expense, net of forfeitures	—	—	8,056	—	—	8,056
Stock issued for equity offering	4,313	43	247,881	—	—	247,924
ESPP	8	—	452	—	—	452
Excess tax benefit for exercised stock options	—	—	2,541	—	—	2,541
Balance at December 31, 2011	25,426	254	637,816	(8,568)	29,675	659,177
Net income	—	—	—	—	9,915	9,915
Foreign currency translation adjustment	—	—	—	1,277	—	1,277
Net change in unrealized gain on investments	—	—	—	773	—	773
Exercise of stock options	273	2	9,194	—	—	9,196
Restricted stock grants	855	8	(8)	—	—	—
Restricted stock grants surrendered	(96)	—	(4,204)	—	—	(4,204)
Stock compensation expense, net of forfeitures	—	—	12,207	—	—	12,207
ESPP	10	—	749	—	—	749
Consideration for LoopNet, Inc.	1,880	19	137,036	—	—	137,055
Excess tax benefit for exercised stock options	—	—	198	—	—	198
Balance at December 31, 2012	28,348	$ 283	$ 792,988	$ (6,518)	$ 39,590	$ 826,343

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2010	2011	2012
Operating activities:			
Net income	$ 13,289	$ 14,656	$ 9,915
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,607	8,435	10,053
Amortization	5,042	4,417	22,699
Amortization of debt issuance costs	—	—	1,989
Property and equipment write-off	674	628	122
Excess tax benefit from stock options	(902)	(2,541)	(198)
Stock-based compensation expense	8,306	8,103	12,282
Deferred consideration settlement	—	(1,207)	—
Deferred income tax expense, net	1,673	(17,104)	13,643
Provision for losses on accounts receivable	1,471	1,525	1,456
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(1,776)	(4,573)	1,295
Interest receivable	70	4	33
Income taxes payable	(4,994)	5,451	7,400
Prepaid expenses and other current assets	(714)	1,042	(3,349)
Deposits and other assets	(385)	(154)	1,172
Accounts payable and other liabilities	6,746	2,669	1,827
Deferred revenue	2,162	4,334	5,787
Net cash provided by operating activities	39,269	25,685	86,126
Investing activities:			
Proceeds from sale and settlement of investments	16,854	4,911	15,365
Proceeds from sale of building, net	—	83,553	—
Purchases of property and equipment and other assets	(57,358)	(15,013)	(14,834)
Acquisitions, net of cash acquired	—	(15,085)	(640,929)
Net cash provided by (used in) investing activities	(40,504)	58,366	(640,398)
Financing activities:			
Proceeds from long-term debt	—	—	175,000
Payments of long-term debt	—	—	(4,375)
Payments of debt issuance costs	—	—	(11,546)
Excess tax benefit from stock options	902	2,541	198
Repurchase of restricted stock to satisfy tax withholding obligations	(2,904)	(2,307)	(4,204)
Proceeds from equity offering, net of transaction costs	—	247,924	—
Proceeds from exercise of stock options and ESPP	4,044	6,622	9,868
Net cash provided by financing activities	2,042	254,780	164,941
Effect of foreign currency exchange rates on cash and cash equivalents	(188)	44	78
Net increase (decrease) in cash and cash equivalents	619	338,875	(389,253)
Cash and cash equivalents at beginning of year	205,786	206,405	545,280
Cash and cash equivalents at end of year	$ 206,405	$ 545,280	$ 156,027

See accompanying notes.

COSTAR GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1. ORGANIZATION

CoStar Group, Inc. (the "Company" or "CoStar") provides information, analytics and marketing services to the commercial real estate and related business community through its comprehensive, proprietary database of commercial real estate information covering the United States ("U.S.") and parts of the United Kingdom ("U.K.") and France, as well as its complementary online marketplace of commercial real estate listings. The Company operates within two operating segments, U.S. and International, and its services are typically distributed to its clients under subscription-based license agreements that renew automatically, a majority of which have a term of one year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Accounting policies are consistent for each operating segment.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts in the consolidated statements of cash flows have been reclassified to conform to the Company's current presentation.

Revenue Recognition

The Company primarily derives revenues by providing access to its proprietary database of commercial real estate information. The Company generally charges a fixed monthly amount for its subscription-based services. Subscription contract rates are based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. A majority of the subscription-based license agreements typically have a term of one year and renew automatically.

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned and (4) collectability is reasonably assured.

Revenues from subscription-based services are recognized on a straight-line basis over the term of the agreement. Deferred revenue results from advance cash receipts from customers or amounts billed in advance to customers from the sales of subscription licenses and is recognized over the term of the license agreement.

Cost of Revenues

Cost of revenues principally consists of salaries and related expenses for the Company's researchers who collect and analyze the commercial real estate data that is the basis for the Company's information, analytics and marketing services. Additionally, cost of revenues includes the cost of data from third party data sources, credit card and other transaction fees relating to processing customer transactions, which are expensed as incurred, and the amortization of database technology.

Significant Customers

No single customer accounted for more than 5% of the Company's revenues for each of the years ended December 31, 2010, 2011 and 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Foreign Currency Translation

The Company's functional currency in its foreign locations is the local currency. Assets and liabilities are translated into U.S. dollars as of the balance sheet dates. Revenues, expenses, gains and losses are translated at the average exchange rates in effect during each period. Gains and losses resulting from translation are included in accumulated other comprehensive income (loss). Net gains or losses resulting from foreign currency exchange transactions are included in the consolidated statements of operations. There were no material gains or losses from foreign currency exchange transactions for the years ended December 31, 2010, 2011 and 2012.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	Year Ended December 31,	
	2011	2012
Foreign currency translation adjustment	$ (5,890)	$ (4,613)
Accumulated net unrealized loss on investments, net of tax	(2,678)	(1,905)
Total accumulated other comprehensive loss	$ (8,568)	$ (6,518)

Advertising Costs

The Company expenses advertising costs as incurred. E-commerce advertising expenses were approximately $3.0 million, $2.5 million and $4.4 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Income Taxes

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the Company's consolidated financial statements. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of an asset may not be realized through future taxable earnings or implementation of tax planning strategies. Interest and penalties related to income tax matters are recognized in income tax expense.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period on a basic and diluted basis. The Company's potentially dilutive securities include stock options and restricted stock. Diluted net income per share considers the impact of potentially dilutive securities except in periods in which there is a net loss, as the inclusion of the potentially dilutive common shares in that case would have an anti-dilutive effect.

Stock-Based Compensation

Equity instruments issued in exchange for employee services are accounted for using a fair-value based method and the fair value of such equity instruments is recognized as expense in the consolidated statements of operations.

Stock-based compensation expense is measured at the grant date of stock-based awards that vest over set time periods based on their fair values, and is recognized on a straight line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate. For equity instruments that vest based on performance, the Company assesses the probability of the achievement of the performance conditions at the end of each reporting period, or more frequently based upon the occurrence of events that may change the probability as to whether or not the performance condition would be met. If the Company's initial estimates of the achievement of the performance conditions change, the related stock-based compensation expense and timing of recognition may fluctuate from period to period based on those estimates. If the performance conditions are not met, no stock-based compensation expense will be recognized and any previously recognized stock-based compensation expense will be reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Stock-Based Compensation — (Continued)

Cash flows resulting from excess tax benefits are classified as part of cash flows from operating and financing activities. Excess tax benefits represent tax benefits related to stock-based compensation in excess of the associated deferred tax asset for such equity compensation. Net cash proceeds from the exercise of stock options and the purchase of shares under the Employee Stock Purchase Plan ("ESPP") were approximately $4.0 million, $6.6 million and $9.9 million for the years ended December 31, 2010, 2011 and 2012, respectively. There were approximately $902,000, $2.5 million and $198,000 of excess tax benefits realized from stock option and award exercises for the years ended December 31, 2010, 2011 and 2012, respectively.

Stock-based compensation expense for stock options and restricted stock issued under equity incentive plans and stock purchases under the ESPP included in the Company's results of operations were as follows (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Cost of revenues	$ 1,504	$ 1,635	$ 2,556
Selling and marketing	1,518	1,339	1,966
Software development	949	1,130	2,241
General and administrative	4,335	3,999	5,519
Total stock-based compensation	$ 8,306	$ 8,103	$ 12,282

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market fund investments and commercial paper. As of December 31, 2011 and 2012, cash of approximately $195,000 and $0, respectively, was held to support letters of credit for security deposits.

Investments

The Company determines the appropriate classification of debt and equity investments at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company considers all of its investments to be available-for-sale. Short-term investments consist of government/federal notes and bonds and corporate obligations with maturities greater than 90 days at the time of purchase. Available-for-sale short-term investments with contractual maturities beyond one year are classified as current in the Company's consolidated balance sheets because they represent the investment of cash that is available for current operations. Long-term investments consist of variable rate debt instruments with an auction reset feature, referred to as auction rate securities ("ARS"). Investments are carried at fair value.

Concentration of Credit Risk and Financial Instruments

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require that its customers' obligations to the Company be secured. The Company maintains reserves for estimated inherent credit losses, and such losses have been within management's expectations. The large size and widespread nature of the Company's customer base and the Company's lack of dependence on any individual customer mitigates the risk of nonpayment of the Company's accounts receivable. The carrying amount of the accounts receivable approximates the net realizable value. The carrying value of the accounts receivable, accounts payable, accrued expenses, and long-term debt approximates fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Accounts Receivable, Net of Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount. Accounts receivable payment terms vary and amounts due from customers are stated in the financial statements net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, the aging of the balances, and current economic conditions that may affect a customer's ability to pay.

Property and Equipment

Property and equipment are stated at cost. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Building	Thirty-nine years
Leasehold improvements	Shorter of lease term or useful life
Furniture and office equipment	Five to ten years
Research vehicles	Five years
Computer hardware and software	Two to five years

Qualifying internal-use software costs incurred during the application development stage, which consists primarily of outside services, purchased software license costs and internal product development costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred.

Goodwill, Intangibles and Other Assets

Goodwill represents the excess of costs over the fair value of assets of acquired businesses. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually by reporting unit. The Company's operating segments, U.S. and International, are the reporting units tested for potential impairment. To determine whether it is necessary to perform the two-step goodwill impairment test, the Company may first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company elects not to assess qualitative factors, then the Company performs the two-step process. The first step is to determine the fair value of each reporting unit. The estimate of the fair value of each reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates including the Company's discount rate, growth rate and future financial performance. Assumptions about the discount rate are based on a weighted average cost of capital for comparable companies. Assumptions about the growth rate and future financial performance of a reporting unit are based on the Company's forecasts, business plans, economic projections and anticipated future cash flows. The fair value of each reporting unit is compared to the carrying amount of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then the second step of the process is performed to measure the impairment loss. The impairment loss is measured based on a projected discounted cash flow method using a discount rate determined by the Company's management to be commensurate with the risk in its current business model.

To determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets, the Company may first assess qualitative factors to evaluate whether it is more likely than not that the fair value of the indefinite-lived intangible assets is less than the carrying amount. If the Company concludes that it is more likely than not that the fair value of the indefinite-lived intangible assets is less than the carrying amount or if the Company elects not to assess qualitative factors, then the Company performs the quantitative impairment test similar to the test performed on goodwill discussed above.

Intangible assets with estimable useful lives that arose from acquisitions on or after July 1, 2001 are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, and are reviewed at least annually for impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Goodwill, Intangibles and Other Assets — (Continued)

Acquired database technology, customer base and trade names and other are related to the Company's acquisitions (see Notes 3, 7 and 8). With the exception of the acquired trade name recorded in connection with the acquisition of LoopNet, Inc. ("LoopNet"), acquired database technology and trade names and other are amortized on a straight-line basis over periods ranging from two to ten years. The acquired trade name recorded in connection with the LoopNet acquisition has an indefinite estimated useful life and is not amortized, but is subject to annual impairment tests. The acquired intangible asset characterized as customer base consists of one distinct intangible asset composed of acquired customer contracts and the related customer relationships. Acquired customer bases are typically amortized on an accelerated basis related to the expected economic benefit of the intangible asset. The cost of capitalized building photography is amortized on a straight-line basis over five years.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Capitalized Product Development Costs

Product development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized. Costs are capitalized, to the extent that the capitalizable costs do not exceed the realizable value of such costs, until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. The Company's capitalized product development costs had a total net book value of approximately $493,000 and $302,000 as of December 31, 2011 and 2012, respectively. These capitalized product development costs are included in intangible and other assets in the Company's consolidated balance sheets. Amortization is computed using a straight-line method over the remaining estimated economic life of the product, typically three to five years after the software is ready for its intended use. The Company amortized capitalized product development costs of approximately $0, $80,000 and $191,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

Debt Issuance Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized as interest expense over the term of the related debt using the effective interest method. The Company had capitalized debt issuance costs of approximately $918,000 and $9.6 million as of December 31, 2011 and 2012, respectively. The debt issuance costs are associated with the financing commitment received from JPMorgan Chase Bank, N.A. ("J.P. Morgan Bank") on April 27, 2011 and the subsequent term loan facility and revolving credit facility established under a credit agreement dated February 16, 2012 (the "Credit Agreement"). See Note 9 for additional information regarding the financing commitment with J.P. Morgan Bank and the Credit Agreement. No amortization expense for debt issuance costs was recognized by the Company for the years ended December 31, 2010 and 2011, respectively. The Company amortized debt issuance costs of approximately $2.0 million for the year ended December 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Recent Accounting Pronouncements

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This guidance requires changes in stockholders' equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present the components of other comprehensive income, total other comprehensive income and the total of comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance did not have a material impact on the Company's results of operations or financial position, but did require changes to the consolidated statements of stockholders' equity and the addition of the consolidated statements of comprehensive income.

In September 2011, the FASB issued authoritative guidance to simplify how companies test goodwill for impairment. The guidance permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed for interim and annual periods beginning after December 15, 2011, with early adoption permitted. This guidance did not have a material impact on the Company's results of operations or financial position.

There are no accounting pronouncements that have been recently issued but not yet adopted by the Company that would have a material impact on the Company's results of operations or financial position.

3. ACQUISITIONS

Virtual Premise, Inc.

On October 25, 2011, the Company acquired Virtual Premise, Inc. ("Virtual Premise"), a Software as a Service ("SaaS") provider of real estate and lease management solutions. Pursuant to the terms of the acquisition agreement, the Company paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date and the remaining 20% of which was held in escrow for approximately 270 days after the closing date. The funds held in escrow were subject to the prior use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to the date the funds were released. The purchase price was reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount was paid to the Company from the escrow fund on March 1, 2012. The remaining escrowed funds were released to the former Virtual Premise stockholders on July 23, 2012.

The purchase price for the Virtual Premise acquisition was allocated as follows (in thousands):

Acquired trade names and other	$ 740
Acquired customer base	3,740
Acquired database technology	810
Goodwill	12,205
Other assets and liabilities	(529)
Total purchase consideration	$ 16,966

This acquisition was accounted for using the acquisition method which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The purchase price was allocated to trade names, customer base, database technology, goodwill and various other asset and liability accounts. The acquired customer base for the acquisition, which consists of one distinct intangible asset and is composed of acquired customer contracts and the related customer relationships, is being amortized on a 125% declining balance method over ten years. The identified intangibles are amortized over their estimated useful lives. Goodwill recorded in connection with this acquisition is not amortized, but is subject to annual impairment tests. The results of operations of Virtual Premise have been consolidated with those of the Company since the date of the acquisition and are not considered material to the Company's consolidated financial statements. Accordingly, pro forma financial information has not been presented for the acquisition.

3. ACQUISITIONS — (CONTINUED)

LoopNet, Inc.

On April 30, 2012, the Company acquired 100% of the outstanding stock of LoopNet pursuant to an Agreement and Plan of Merger dated April 27, 2011, as amended May 20, 2011 (the "Merger Agreement"). LoopNet owns and operates an online marketplace for commercial real estate in the U.S. The online marketplace enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings in order to find a buyer or tenant. The acquisition combines the research capabilities of the Company with the marketing solutions offered by LoopNet to create expected efficiencies in operations and provide more opportunities for the combined company's customers.

The following table summarizes the consideration paid for LoopNet (in thousands except share and per share data):

Cash	$ 746,393
Equity interest (1,880,300 shares at $72.89)	137,055
Fair value of total consideration transferred	$ 883,448

The Company has applied the acquisition method to account for the LoopNet transaction, which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The following table summarizes the amounts for acquired assets and liabilities recorded at their fair values as of the acquisition date (in thousands):

Cash and cash equivalents	$ 105,464
Accounts receivable	3,021
Goodwill	625,174
Acquired trade names and other	48,700
Acquired customer base	71,500
Acquired database technology	52,100
Deferred income taxes, net	(32,623)
Other assets and liabilities	10,112
Fair value of identifiable net assets acquired	$ 883,448

The net assets of LoopNet were recorded at their estimated fair value. In valuing acquired assets and liabilities, fair value estimates are based on, but are not limited to, future expected cash flows, expected holding period of investments, market rate assumptions for contractual obligations, and appropriate discount rates.

The acquired customer base for the acquisition consists of one distinct intangible asset, is composed of acquired customer contracts and the related customer relationships, and has an estimated useful life of 10 years. The acquired database technology has an estimated useful life of 5 years, and the acquired trade names have an indefinite estimated useful life. Amortization of the acquired customer base is recognized on an accelerated basis related to the expected economic benefit of the intangible asset, while amortization of the acquired database technology is recognized on a straight-line basis over the estimated useful life. The acquired trade names recorded in connection with this acquisition are not amortized, but are subject to annual impairment tests. Goodwill recorded in connection with this acquisition is not amortized, but is subject to annual impairment tests. The $625.2 million of goodwill recorded as part of the acquisition is associated with the Company's U.S. operating segment. None of the goodwill recognized is expected to be deductible for income tax purposes. The purchase accounting is preliminary and is subject to change.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the LoopNet acquisition includes: (i) the expected synergies and other benefits that the Company believes will result from combining its operations with LoopNet's operations; and (ii) any intangible assets that do not qualify for separate recognition, such as the assembled workforce.

3. ACQUISITIONS — (CONTINUED)

The Company's consolidated revenue for the year ended December 31, 2012, included $60.0 million from the LoopNet contributed business. The Company's consolidated net income for the year ended December 31, 2012, included a $3.8 million net loss from the LoopNet contributed business.

The following unaudited pro forma amounts present consolidated information as if the acquisition had been completed as of January 1, 2011 (in thousands except per share data):

	Year Ended December 31,	
	2011	2012
Revenue	$ 338,399	$ 386,267
Net income	$ 14,985	$ 20,917
Net income per share — basic	$ 0.56	$ 0.77
Net income per share — diluted	$ 0.55	$ 0.76

This information is based on historical results of operations, as adjusted for the allocation of purchase price and other acquisition accounting adjustments, including: (i) the amortization associated with the acquired intangible assets; (ii) interest expense associated with debt used to fund a portion of the acquisition; and (iii) reduced interest income associated with cash used to fund a portion of the acquisition. The unaudited pro forma results do not include: (i) any potential synergies, cost savings or other expected benefits of the acquisition; (ii) the revenue impact of the non-recurring purchase accounting adjustment to reduce the acquisition-related deferred revenue; (iii) the non-recurring acquisition costs incurred as of the date of acquisition; and (iv) the non-recurring tax impact of an unusually high tax rate in the second quarter of 2012 due to costs related to the LoopNet acquisition that reduced income from operations but are not deductible for tax purposes. Accordingly, the unaudited pro forma amounts are for comparative purposes only and may not necessarily reflect the results of operations which would have resulted had the acquisition been completed at the beginning of the applicable period or be indicative of the results that will be attained in the future.

The Company recorded approximately $0, $14.2 million and $5.2 million in acquisition-related costs for the years ended December 31, 2010, 2011 and 2012, respectively. These costs were directly related to acquiring LoopNet and were expensed as incurred and recorded in general and administrative expense.

The Company estimates that the total amount of severance costs for LoopNet employees related to the acquisition will be approximately $2.4 million. Approximately $2.3 million of such severance costs were recorded as an expense for the year ended December 31, 2012, a majority of which was recorded in general and administrative expenses. Approximately $2.2 million of such severance costs were paid during the year ended December 31, 2012. The remaining severance payments for LoopNet employees related to the acquisition are expected to be paid by June 30, 2013.

Prior to completion of the LoopNet acquisition, on April 26, 2012, the Federal Trade Commission (the "FTC") accepted a consent order in connection with the LoopNet merger previously agreed to by the Company and LoopNet. The consent order was subject to a 30-day public comment period, and on August 29, 2012, the FTC issued its final acceptance of the consent order. The consent order, which is publicly available on the FTC's website at www.ftc.gov, requires, among other things, that the Company and LoopNet divest LoopNet's minority interest in Xceligent, Inc. ("Xceligent"). On March 28, 2012, the Company and LoopNet entered into an agreement to sell LoopNet's interest in Xceligent to DMG Information, Inc. ("DMGI"). The parties closed the sale of LoopNet's interest in Xceligent to DMGI on May 3, 2012. The Company received $4.2 million in proceeds from the sale, which reflected the fair value of the investment at the time of sale and resulted in no gain on the sale of the investment.

4. INVESTMENTS

The Company determines the appropriate classification of debt and equity investments at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company considers all of its investments to be available-for-sale. Short-term investments consist of government/federal notes and bonds and corporate obligations with maturities greater than 90 days at the time of purchase. Available-for-sale short-term investments with contractual maturities beyond one year are classified as current in the Company's consolidated balance sheets because they represent the investment of cash that is available for current operations. Long-term investments consist of variable rate debt instruments with an auction reset feature, referred to as ARS. Investments are carried at fair market value.

4. INVESTMENTS — (CONTINUED)

Scheduled maturities of investments classified as available-for-sale as of December 31, 2012 are as follows (in thousands):

Maturity	Fair Value
Due in:	
2013	$ —
2014 — 2017	580
2018 — 2022	—
2023 and thereafter	21,119
Available-for-sale investments	$ 21,699

The realized gains on the Company's investments for the years ended December 31, 2010, 2011 and 2012 were approximately $11,000, $0 and $0, respectively. The realized losses on the Company's investments for the years ended December 31, 2010, 2011 and 2012 were approximately $41,000, $0 and $0, respectively.

Changes in unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

As of December 31, 2012, the amortized cost basis and fair value of investments classified as available-for-sale were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprise obligations	$ 37	$ —	$ —	$ 37
Auction rate securities	23,567	101	(2,006)	21,662
Available-for-sale investments	$ 23,604	$ 101	$ (2,006)	$ 21,699

As of December 31, 2011, the amortized cost basis and fair value of investments classified as available-for-sale were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 3,397	$ 64	$ —	$ 3,461
Government-sponsored enterprise obligations	55	—	(1)	54
Auction rate securities	27,325	—	(2,741)	24,584
Available-for-sale investments	$ 30,777	$ 64	$ (2,742)	$ 28,099

The unrealized losses on the Company's investments as of December 31, 2011 and 2012 were generated primarily from changes in interest rates. The losses are considered temporary, as the contractual terms of these investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Company does not intend to sell these instruments and it is more likely than not that the Company will not be required to sell these instruments prior to anticipated recovery, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2011 and 2012. See Note 5 for further discussion of the fair value of the Company's financial assets.

4. INVESTMENTS — (CONTINUED)

The components of the Company's investments in an unrealized loss position for more than twelve months were as follows (in thousands):

	December 31,			
	2011		2012	
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Government-sponsored enterprise obligations	$ 54	$ (1)	$ 37	$ —
Auction rate securities	24,584	(2,741)	21,119	(2,006)
Investments in an unrealized loss position	$ 24,638	$ (2,742)	$ 21,156	$ (2,006)

The Company did not have any investments in an unrealized loss position for less than twelve months as of December 31, 2011 and 2012, respectively.

5. FAIR VALUE

Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents the Company's fair value hierarchy for its financial assets (cash, cash equivalents and investments) and liabilities measured at fair value on a recurring basis as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 135,232	$ —	$ —	$ 135,232
Money market funds	20,775	—	—	20,775
Commercial paper	20	—	—	20
Government-sponsored enterprise obligations	—	37	—	37
Auction rate securities	—	—	21,662	21,662
Total assets measured at fair value	$ 156,027	$ 37	$ 21,662	$ 177,726
Liabilities:				
Deferred consideration	$ —	$ —	$ 2,304	$ 2,304
Total liabilities measured at fair value	$ —	$ —	$ 2,304	$ 2,304

5. FAIR VALUE — (CONTINUED)

The following table represents the Company's fair value hierarchy for its financial assets (cash, cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2011 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 75,688	$ —	$ —	$ 75,688
Money market funds	220,996	—	—	220,996
Commercial paper	248,596	—	—	248,596
Corporate debt securities	—	3,461	—	3,461
Government-sponsored enterprise obligations	—	54	—	54
Auction rate securities	—	—	24,584	24,584
Total assets measured at fair value	$ 545,280	$ 3,515	$ 24,584	$ 573,379

The Company's Level 2 assets consist of corporate debt securities and government-sponsored enterprise obligations, which do not have directly observable quoted prices in active markets. The Company's Level 2 assets are valued using matrix pricing.

The Company's Level 3 assets consist of ARS, whose underlying assets are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education.

The following table summarizes changes in fair value of the Company's Level 3 assets from December 31, 2007 to December 31, 2012 (in thousands):

	Auction Rate Securities
Balance at December 31, 2007	$ 53,975
Change in unrealized loss included in accumulated other comprehensive loss	(3,710)
Settlements	(20,925)
Balance at December 31, 2008	29,340
Change in unrealized gain included in accumulated other comprehensive loss	684
Settlements	(300)
Balance at December 31, 2009	29,724
Change in unrealized gain included in accumulated other comprehensive loss	40
Settlements	(575)
Balance at December 31, 2010	29,189
Change in unrealized gain included in accumulated other comprehensive loss	245
Settlements	(4,850)
Balance at December 31, 2011	24,584
Auction rate securities upon acquisition	442
Change in unrealized gain included in accumulated other comprehensive loss	836
Settlements	(4,200)
Balance at December 31, 2012	$ 21,662

ARS are variable rate debt instruments whose interest rates are reset approximately every 28 days. The majority of the underlying securities have contractual maturities greater than twenty years. The ARS are recorded at fair value.

5. FAIR VALUE — (CONTINUED)

As of December 31, 2012, the Company held ARS with $24.4 million par value, all of which failed to settle at auction. The majority of these investments are of high credit quality with AAA credit ratings and are primarily student loan securities supported by guarantees from the FFELP of the U.S. Department of Education. The Company may not be able to liquidate and fully recover the carrying value of the ARS in the near term. As a result, these securities are classified as long-term investments in the Company's consolidated balance sheet as of December 31, 2012.

While the Company continues to earn interest on its ARS investments at the contractual rate, these investments are not currently actively trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. The Company used a discounted cash flow model to determine the estimated fair value of its investment in ARS as of December 31, 2012. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of contractual cash flows, liquidity risk premiums, expected holding periods and default risk. The Company updates the discounted cash flow model on a quarterly basis to reflect any changes in the assumptions used in the model and settlements of ARS investments that occurred during the period.

The only significant unobservable input in the discounted cash flow model is the discount rate. The discount rate used represents the Company's estimate of the yield expected by a market participant from the ARS investments. The weighted average discount rate used in the discounted cash flow model based on the fair values of the ARS was approximately 4.9% and 5.1% as of December 31, 2011 and 2012, respectively. Selecting another discount rate within the range used in the discounted cash flow model would not result in a significant change to the fair value of the ARS.

Based on this assessment of fair value, as of December 31, 2012, the Company determined there was a decline in the fair value of its ARS investments of approximately $1.9 million. The decline was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. In addition, while a majority of the ARS are currently rated AAA, if the issuers are unable to successfully close future auctions and/or their credit ratings deteriorate, the Company may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

As of December 31, 2012, the Company held Level 3 liabilities for deferred consideration that it acquired as a result of the April 30, 2012 acquisition of LoopNet. The deferred consideration totaled $2.3 million as of December 31, 2012 and included potential deferred cash payments in connection with acquisitions LoopNet completed in 2010 including: (i) potential deferred cash payments due to the sellers of LandsofAmerica.com, LLC ("LandsofAmerica") on March 31, 2013 and March 31, 2014 based on LandsofAmerica's achievement of financial and operational milestones, resulting in undiscounted deferred consideration as of December 31, 2012 of approximately $2.0 million; and (ii) potential deferred cash payments due to the sellers of Reaction Corp. ("Reaction Web") on March 31, 2013 and March 31, 2014 based on Reaction Web's achievement of revenue milestones, resulting in undiscounted deferred consideration as of December 31, 2012 of approximately $700,000.

As of December 31, 2011, the Company had no Level 3 liabilities. Prior to December 31, 2011, the Company held Level 3 liabilities for deferred consideration related to the October 19, 2009 acquisition of Resolve Technology, Inc. ("Resolve Technology"). The deferred consideration included (i) a potential deferred cash payment due approximately two years after closing based on the incremental growth of Resolve Technology's revenue as of September 2011 over its revenue as of September 2009, and (ii) other potential deferred cash payments for successful completion of operational and sales milestones during the period from closing through no later than October 31, 2013, which period was subject to extension by the parties to a date no later than December 31, 2014. On June 24, 2011, the Company made a payment of $500,000 for the successful completion of one of the operational milestones. On September 8, 2011, the Company entered into an agreement to settle all remaining potential deferred cash payments due under the acquisition agreement. Under the terms of the settlement agreement, the Company made a payment of $1.6 million on September 14, 2011 to settle the entire obligation. The Company reversed the remaining $1.2 million of deferred consideration as a reduction to general and administrative expense during the year ended December 31, 2011.

5. FAIR VALUE — (CONTINUED)

The following table summarizes changes in fair value of the Company's Level 3 liabilities from December 31, 2010 to December 31, 2012 (in thousands):

	Deferred Consideration
Balance at December 31, 2010	$ 3,222
Accretion for 2011	85
Payments made in 2011	(2,100)
Adjustments made in 2011	(1,207)
Balance at December 31, 2011	—
Deferred consideration upon acquisition	2,011
Accretion for 2012	293
Balance at December 31, 2012	$ 2,304

The Company used a discounted cash flow model to determine the estimated fair value of its Level 3 liabilities. The assumptions used in preparing the discounted cash flow model include the discount rate and probabilities for completion of financial and operational milestones.

The only significant unobservable input in the discounted cash flow model used to determine the estimated fair value of the Company's Level 3 liabilities is the discount rate. The discount rate used represents LoopNet's cost of equity at the time of each acquisition plus a margin for counterparty risk. The weighted average discount rate used as of December 31, 2012 was approximately 23.5%. Selecting another discount rate within the range used in the discounted cash flow model would not result in a significant change to the fair value of the deferred consideration.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,	
	2011	2012
Leasehold improvements	$ 24,029	$ 28,527
Furniture, office equipment and research vehicles	23,740	25,837
Computer hardware and software	28,561	36,688
	76,330	91,052
Accumulated depreciation and amortization	(38,759)	(44,744)
Property and equipment, net	$ 37,571	$ 46,308

Depreciation expense for property and equipment was approximately \$8.6 million, \$8.4 million and \$10.1 million for the years ended December 31, 2010, 2011 and 2012, respectively.

7. GOODWILL

The changes in the carrying amount of goodwill by operating segment consist of the following (in thousands):

	United States	International	Total
Goodwill, December 31, 2010	$ 55,260	$ 24,342	$ 79,602
Acquisitions	12,205	—	12,205
Effect of foreign currency translation	—	(23)	(23)
Goodwill, December 31, 2011	67,465	24,319	91,784
Acquisitions	625,174	—	625,174
Effect of foreign currency translation	—	1,120	1,120
Goodwill, December 31, 2012	$ 692,639	$ 25,439	$ 718,078

The Company recorded goodwill of approximately $12.2 million in connection with the October 2011 acquisition of Virtual Premise. The Company recorded goodwill of approximately $625.2 million in connection with the April 2012 acquisition of LoopNet.

During the fourth quarters of 2010, 2011 and 2012, the Company completed the annual impairment test of goodwill and concluded that goodwill was not impaired.

8. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following (in thousands, except amortization period data):

	December 31,		Weighted-Average Amortization Period (in years)
	2011	2012	
Capitalized product development cost	$ 2,140	$ 2,140	4
Accumulated amortization	(1,647)	(1,838)	
Capitalized product development cost, net	493	302	
Building photography	12,031	12,474	5
Accumulated amortization	(11,122)	(11,639)	
Building photography, net	909	835	
Acquired database technology	25,140	77,328	5
Accumulated amortization	(21,477)	(29,673)	
Acquired database technology, net	3,663	47,655	
Acquired customer base	58,576	130,683	10
Accumulated amortization	(45,055)	(59,218)	
Acquired customer base, net	13,521	71,465	
Acquired trade names and other [(1)]	10,376	59,255	7
Accumulated amortization	(8,432)	(8,880)	
Acquired trade names and other, net	1,944	50,375	
Intangibles and other assets, net	$ 20,530	$ 170,632	

[(1)] The weighted-average amortization period for acquired trade names excludes $48.7 million for acquired trade names recorded in connection with the LoopNet acquisition on April 30, 2012, which amount is not amortized, but is subject to annual impairment tests.

Amortization expense for intangibles and other assets was approximately $5.0 million, $4.4 million and $22.7 million for the years ended December 31, 2010, 2011 and 2012, respectively.

In the aggregate, amortization for intangibles and other assets existing as of December 31, 2012 for future periods is expected to be approximately $27.1 million, $23.5 million, $20.8 million, $18.9 million and $9.9 million for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

During the fourth quarter of 2012, the Company completed the annual impairment test of the acquired trade name recorded in connection with the LoopNet acquisition and concluded that this indefinite-lived intangible asset was not impaired.

9. LONG-TERM DEBT

On February 16, 2012, the Company entered into a term loan facility and revolving credit facility pursuant to the Credit Agreement dated February 16, 2012, by and among the Company, as borrower, CoStar Realty Information, Inc. ("CoStar Realty"), as co-borrower, J.P. Morgan Bank, as administrative agent, and the other lenders thereto. The Credit Agreement provides for a $175.0 million term loan facility and a $50.0 million revolving credit facility, each with a term of five years. On April 30, 2012, the Company borrowed $175.0 million under the term loan facility and used those proceeds, together with net proceeds from the Company's equity offering conducted in June 2011 to pay a portion of the merger consideration and transaction costs related to the LoopNet merger. The carrying value of the term loan facility approximates fair value and can be estimated through unobservable inputs using an expected present value technique based on expected cash flows discounted using the current credit-adjusted risk-free rate, which approximates the rate of interest on the term loan facility at the origination.

The revolving credit facility includes a subfacility for swingline loans of up to $5.0 million and up to $10.0 million of the revolving credit facility is available for the issuances of letters of credit. The term loan facility will amortize in quarterly installments in amounts resulting in an annual amortization of 5% during the first year, 10% during the second year, 15% during the third year, 20% during the fourth year and 50% during the fifth year after the closing date. The loans under the Credit Agreement bear interest, at the Company's option, either (i) during any interest period selected by the Company, at the London interbank offered rate for deposits in U.S. dollars with a maturity comparable to such interest period, adjusted for statutory reserves ("LIBOR"), plus a spread of 2.00% per annum, or (ii) at the greatest of (x) the prime rate from time to time announced by J.P. Morgan Bank, (y) the federal funds effective rate plus ½ of 1% and (z) LIBOR for a one-month interest period plus 1.00%, plus a spread of 1.00% per annum. If an event of default occurs under the Credit Agreement, the interest rate on overdue amounts will increase by 2.00% per annum. The obligations under the Credit Agreement are guaranteed by all material subsidiaries of the Company and secured by a lien on substantially all of the assets of the Company and its material subsidiaries, in each case subject to certain exceptions.

The Credit Agreement requires the Company to maintain a Debt Service Coverage Ratio (as defined in the Credit Agreement) of at least 1.5 to 1.0 and a Total Leverage Ratio (as defined in the Credit Agreement) that does not exceed 3.25 to 1.00 during the first two full fiscal quarters after the closing date, 3.00 to 1.00 during the third and fourth full fiscal quarters after the closing date, 2.75 to 1.00 during the period from the fifth to the eighth full fiscal quarters after the closing date and 2.50 to 1.00 thereafter. These financial covenants were effective beginning with the first full fiscal quarter commencing after the closing date, which was the third quarter of 2012. The Credit Agreement also includes other covenants that were effective as of April 30, 2012, including covenants that, subject to certain exceptions, restrict the ability of the Company and its subsidiaries (i) to incur additional indebtedness, (ii) to create, incur, assume or permit to exist any liens, (iii) to enter into mergers, consolidations or similar transactions, (iv) to make investments and acquisitions, (v) to make certain dispositions of assets, (vi) to make dividends, distributions and prepayments of certain indebtedness, and (vii) to enter into certain transactions with affiliates. The Company was in compliance with the covenants in the Credit Agreement as of December 31, 2012.

Commencing with the fiscal year ending December 31, 2012, the Credit Agreement requires the Company to make an annual prepayment of the term loan facility equal to a percentage of Excess Cash Flow (as defined in the Credit Agreement) to reduce the principal amount outstanding under the term loan facility. The repayment percentage is 50% when the Total Leverage Ratio exceeds 3.00 to 1.00; 25% when the Total Leverage Ratio is greater than 2.50 to 1.00 but equal to or less than 3.00 to 1.00; and 0% when the Total Leverage Ratio is equal to or less than 2.50 to 1.00. This repayment requirement is reduced by the amount of prior voluntary prepayments during the respective fiscal year, subject to certain exceptions set forth in the Credit Agreement. The Excess Cash Flow payment, if required, is due within ten business days of the date on which the annual financial statements are delivered or required to be delivered to the lenders pursuant to the Credit Agreement. For the fiscal year ended December 31, 2012, the Company was not required to make an Excess Cash Flow payment.

In connection with obtaining the facility pursuant to the Credit Agreement, the Company incurred approximately $11.5 million in debt issuance costs, which were capitalized and are being amortized as interest expense over the term of the Credit Agreement using the effective interest method. The debt issuance costs are comprised of approximately $9.2 million in underwriting fees and approximately $2.3 million primarily related to legal fees associated with the debt issuance.

As of December 31, 2012, no amounts were outstanding under the revolving credit facility. Total interest expense for the term loan facility was approximately $4.8 million for the year ended December 31, 2012. Interest expense included amortized debt issuance costs of approximately $2.0 million for the year ended December 31, 2012. No interest expense was recognized in 2010 and 2011. Total interest paid for the term loan facility was approximately $2.5 million for the year ended December 31, 2012. No interest was paid in 2010 and 2011.

9. LONG-TERM DEBT — (CONTINUED)

Maturities of the Company's borrowings under the Credit Agreement for each of the next five years as of December 31, 2012 are as follows (in thousands):

Year ending December 31,	Maturities
Due in:	
2013	$ 17,500
2014	24,063
2015	32,812
2016	61,250
2017	35,000
Long-term debt, including current maturities	$ 170,625

10. INCOME TAXES

The components of the provision (benefit) for income taxes attributable to operations consist of the following (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Current:			
Federal	$ 7,061	$ 22,779	$ (2,260)
State	1,424	2,226	1,974
Foreign	61	12	55
Total current	8,546	25,017	(231)
Deferred:			
Federal	1,706	(14,661)	15,512
State	(6)	(2,425)	(2,067)
Foreign	(25)	(18)	5
Total deferred	1,675	(17,104)	13,450
Total provision for income taxes	$ 10,221	$ 7,913	$ 13,219

10. INCOME TAXES — (CONTINUED)

The components of deferred tax assets and liabilities consists of the following (in thousands):

	December 31,	
	2011	2012
Deferred tax assets:		
Reserve for bad debts	$ 963	$ 1,106
Accrued compensation	3,987	4,830
Stock compensation	4,049	4,946
Net operating losses	6,129	20,431
Accrued reserve and other	5,936	6,007
Unrealized loss on securities	1,025	928
Deferred rent	1,781	1,845
Deferred revenue	1,180	1,220
Deferred gain from sale of building	13,504	12,386
Total deferred tax assets	38,554	53,699
Deferred tax liabilities:		
Prepaids	(1,054)	(1,433)
Depreciation	(3,546)	(3,676)
Intangibles	(7,233)	(62,915)
Total deferred tax liabilities	(11,833)	(68,024)
Net deferred tax assets (liabilities), prior to valuation allowance	26,721	(14,325)
Valuation allowance	(5,270)	(10,490)
Net deferred tax assets (liabilities)	$ 21,451	$ (24,815)

For the years ended December 31, 2011 and 2012, a valuation allowance has been established for certain deferred tax assets due to the uncertainty of realization. The valuation allowance for the years ended December 31, 2011 and 2012 includes an allowance for unrealized losses on ARS investments, foreign deferred tax assets and state net operating loss carryforwards. The valuation allowance for the deferred tax asset for unrealized losses has been recorded as an adjustment to accumulated other comprehensive loss.

The Company established the valuation allowance because it is more likely than not that a portion of the deferred tax asset for certain items will not be realized based on the weight of available evidence. A valuation allowance was established for the unrealized losses on securities as the Company has not historically generated capital gains, and it is uncertain whether the Company will generate sufficient capital gains in the future to absorb the capital losses. For the year ended December 31, 2011, the Company's sale of the office building located at 1331 L Street, NW, in downtown Washington, DC (the "DC Office Building") generated capital gains, but the Company does not expect to engage in similar transactions on a regular basis. See Note 18 for details on the Company's sale of the DC Office Building. The Company continues to maintain a valuation allowance as of December 31, 2012, for the unrealized losses on securities because it is uncertain as to whether the losses will be realized in a year such that the losses could be carried back to offset the gain from the Company's sale of the DC Office Building. A valuation allowance was established for the foreign deferred tax assets due to the cumulative loss in recent years in those jurisdictions. The Company has not had sufficient taxable income historically to utilize the foreign deferred tax assets, and it is uncertain whether the Company will generate sufficient taxable income in the future to utilize the deferred tax assets. Similarly, the Company has established a valuation allowance for net operating losses in certain states where it is uncertain whether the Company will generate sufficient taxable income to utilize the net operating losses before they expire.

10. INCOME TAXES — (CONTINUED)

The Company's change in valuation allowance was an increase of approximately $600,000 for the year ended December 31, 2011 and an increase of approximately $5.2 million for the year ended December 31, 2012. The increase for the year ended December 31, 2012 is primarily due to the increase in the valuation allowance for foreign deferred tax assets of approximately $3.0 million as well as an increase in the valuation allowance for deferred tax assets of approximately $2.2 million primarily related to the LoopNet acquisition.

The Company had U.S. income before income taxes of approximately $30.2 million, $29.1 million and $36.1 million for the years ended December 31, 2010, 2011 and 2012, respectively. The Company had foreign losses of approximately $6.7 million, $6.6 million and $13.0 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Expected federal income tax provision at statutory rate	$ 8,229	$ 7,899	$ 8,097
State income taxes, net of federal benefit	1,372	(123)	(1,360)
Foreign income taxes, net effect	(1,688)	(961)	(2,971)
Stock compensation	289	(143)	(313)
Increase in valuation allowance	1,657	643	2,978
Disregarded entity election	(992)	—	—
Nondeductible compensation	945	448	656
Nondeductible transaction costs	—	—	5,829
Other adjustments	409	150	303
Income tax expense, net	$ 10,221	$ 7,913	$ 13,219

The Company paid approximately $12.9 million, $19.5 million, and $2.6 million in income taxes for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company has net operating loss carryforwards for international income tax purposes of approximately $27.0 million, which do not expire. The Company has federal net operating loss carryforwards of approximately $23.7 million that begin to expire in 2020, state net operating loss carryforwards with a tax value of approximately $5.3 million that begin to expire in 2020 and state income tax credit carryforwards with a tax value of approximately $1.3 million that begin to expire in 2020.

The following tables summarize the activity related to the Company's unrecognized tax benefits (in thousands):

Unrecognized tax benefit as of December 31, 2009	$ 1,856
Increase for current year tax positions	70
Decrease for prior year tax positions	(116)
Expiration of the statute of limitation for assessment of taxes	(44)
Unrecognized tax benefit as of December 31, 2010	1,766
Increase for current year tax positions	1,243
Increase for prior year tax positions	445
Expiration of the statute of limitation for assessment of taxes	(107)
Unrecognized tax benefit as of December 31, 2011	3,347
Increase for current year tax positions	792
Decrease for prior year tax positions	(161)
Expiration of the statute of limitation for assessment of taxes	(69)
Unrecognized tax benefit as of December 31, 2012	$ 3,909

10. INCOME TAXES — (CONTINUED)

Approximately $1.4 million and $1.6 million of the unrecognized tax benefit as of December 31, 2011 and 2012, respectively, would favorably affect the annual effective tax rate, if recognized in future periods. During 2010, the Company recognized approximately $20,000 of interest and $7,000 of penalties, and had total accruals of approximately $184,000 for interest and $61,000 for penalties as of December 31, 2010. During 2011, the Company recognized approximately $31,000 of interest and $8,000 of penalties, and had total accruals of approximately $215,000 for interest and $69,000 for penalties as of December 31, 2011. During 2012, the Company recognized approximately $75,000 of interest and $17,000 of benefit for penalties, and had total accruals of approximately $290,000 for interest and $52,000 for penalties as of December 31, 2012. The Company does not anticipate the amount of the unrecognized tax benefits to change significantly over the next twelve months.

The Company's federal and state income tax returns for tax years 2009 through 2011 remain open to examination. The Company's U.K. income tax returns for tax years 2006 through 2011 remain open to examination.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. The Company is currently under Internal Revenue Service ("IRS") audit in the U.S. for tax year 2010 and its subsidiary LoopNet is under IRS audit for tax years 2009, 2010 and 2011. While no formal assessments have been received, the Company believes it has provided adequate reserves related to all matters in the tax periods open to examination. Although the timing of income tax audit resolutions and negotiations with taxing authorities is highly uncertain, the Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next 12 months.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and office equipment under various noncancelable-operating leases. The leases contain various renewal options. Rent expense for the years ended December 31, 2010, 2011 and 2012 was approximately $12.0 million, $13.3 million and $16.7 million, respectively.

Future minimum lease payments as of December 31, 2012 are as follows (in thousands):

2013	$	14,907
2014		12,840
2015		11,756
2016		10,787
2017		10,919
2018 and thereafter		70,380
Total future minimum lease payments	$	131,589

In May 2011, LoopNet, the Board of Directors of LoopNet ("the LoopNet Board") and/or the Company were named as defendants in three purported class action lawsuits brought by alleged LoopNet stockholders challenging LoopNet's proposed merger with the Company. The stockholder actions alleged, among other things, that (i) each member of the LoopNet Board breached his fiduciary duties to LoopNet and its stockholders in authorizing the sale of LoopNet to the Company, (ii) the merger does not maximize value to LoopNet stockholders, (iii) LoopNet and the Company have made incomplete or materially misleading disclosures about the proposed transaction and (iv) LoopNet and the Company aided and abetted the breaches of fiduciary duty allegedly committed by the members of the LoopNet Board. The stockholder actions sought class action certification and equitable relief, including an injunction against consummation of the merger. The parties have stipulated to the consolidation of the actions, and to permit the filing of a consolidated complaint. In June 2011, counsel for the parties entered into a memorandum of understanding in which they agreed on the terms of a settlement of this litigation, which could result in a loss to the Company of approximately $200,000. The Company anticipates that the payment will be made by March 31, 2013 upon the court's final approval of the settlement.

11. COMMITMENTS AND CONTINGENCIES — (CONTINUED)

On January 3, 2012, LoopNet, the Company's wholly owned subsidiary, was sued by CIVIX-DDI, LLC ("Civix") in the U.S. District Court for the Eastern District of Virginia for alleged infringement of U.S. Patent Nos. 6,385,622 and 6,415,291. The complaint seeks unspecified damages, attorneys' fees and costs. On February 16, 2012, LoopNet filed an answer to Civix's complaint and filed counterclaims against Civix seeking, among other things, declaratory relief that the asserted patents are invalid, not infringed, and that Civix committed inequitable conduct during the prosecution and re-examination of the asserted patents. On or about May 14, 2012, Civix filed a motion for leave to amend its complaint against LoopNet in the U.S. District Court for the Eastern District of Virginia seeking to add the Company as a defendant, alleging that the Company's products also infringe Civix's patents. The Company filed a motion opposing Civix's motion, and on June 21, 2012, the district court denied Civix's motion to amend its complaint. On June 21, 2012, the Company filed an action in the U.S. District Court for the Northern District of Illinois seeking a declaratory judgment of non-infringement and invalidity against Civix. On August 30, 2012, the Eastern District of Virginia transferred Civix's case against LoopNet to the Northern District of Illinois, where both cases are now pending. On October 29, 2012, Civix filed a separate action against LoopNet in the Northern District of Illinois alleging infringement of U.S. Patent No. 8,296,335. That case was later consolidated with Civix's original lawsuit against LoopNet. Civix amended its complaint against the Company on November 8, 2012 to add claims under Patent No. 8,296,335 as well. At this time, the Company cannot predict the outcome of either case involving Civix, but the Company intends to vigorously defend itself against Civix's claims.

Currently, and from time to time, the Company is involved in litigation incidental to the conduct of its business. In accordance with GAAP, the Company records a provision for a liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome may occur as a result of one or more of the Company's current litigation matters, management has concluded that it is not probable that a loss has been incurred in connection with the Company's current litigation other than as described above. In addition, other than as described above, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in the Company's current litigation and accordingly, the Company has not recognized any liability in the consolidated financial statements for unfavorable results, if any, other than described above. Legal defense costs are expensed as incurred.

12. SEGMENT REPORTING

The Company manages its business geographically in two operating segments, with the primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France. The Company's subscription-based information services consist primarily of CoStar Property Professional®, CoStar Tenant®, CoStar COMPS Professional® and FOCUS™ services. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and through the Company's mobile application, CoStarGo, and comprise the Company's primary service offering in the U.S. operating segment. FOCUS is the Company's primary service offering in the International operating segment. Additionally, the Company introduced CoStar Property Professional, CoStar COMPS Professional, CoStar Tenant and CoStarGo in the U.K. in the fourth quarter of 2012. CoStar's and its subsidiaries' subscription-based services consist primarily of similar services offered over the Internet to commercial real estate industry and related professionals. Management relies on an internal management reporting process that provides revenue and operating segment EBITDA, which is the Company's net income before interest, income taxes, depreciation and amortization. Management believes that operating segment EBITDA is an appropriate measure for evaluating the operational performance of the Company's operating segments. EBITDA is used by management to internally measure operating and management performance and to evaluate the performance of the business. However, this measure should be considered in addition to, not as a substitute for or superior to, income from operations or other measures of financial performance prepared in accordance with GAAP.

12. SEGMENT REPORTING — (CONTINUED)

Summarized information by operating segment was as follows (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Revenues			
United States	$ 208,463	$ 233,381	$ 330,805
International			
External customers	17,797	18,357	19,131
Intersegment revenue	1,266	1,140	1,514
Total international revenue	19,063	19,497	20,645
Intersegment eliminations	(1,266)	(1,140)	(1,514)
Total revenues	$ 226,260	$ 251,738	$ 349,936
EBITDA			
United States	$ 39,607	$ 38,099	$ 70,199
International	(3,183)	(3,476)	(10,007)
Total EBITDA	$ 36,424	$ 34,623	$ 60,192
Reconciliation of EBITDA to net income			
EBITDA	$ 36,424	$ 34,623	$ 60,192
Purchase amortization in cost of revenues	(1,471)	(1,353)	(8,634)
Purchase amortization in operating expenses	(2,305)	(2,237)	(13,607)
Depreciation and other amortization	(9,873)	(9,262)	(10,511)
Interest income	735	798	526
Interest expense	—	—	(4,832)
Income tax expense, net	(10,221)	(7,913)	(13,219)
Net income	$ 13,289	$ 14,656	$ 9,915

Intersegment revenue is attributable to services performed for the Company's wholly owned subsidiary, Property and Portfolio Research, Inc. ("PPR"), by Property and Portfolio Research Ltd., a wholly owned subsidiary of PPR. Intersegment revenue is recorded at an amount the Company believes approximates fair value. U.S. EBITDA includes a corresponding cost for the services performed by Property and Portfolio Research Ltd. for PPR.

International EBITDA includes a corporate allocation of approximately $400,000, $800,000 and $5.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. The corporate allocation represents costs incurred for U.S. employees involved in management and expansion activities of the Company's International operating segment.

12. SEGMENT REPORTING — (CONTINUED)

Summarized information by operating segment consists of the following (in thousands):

	December 31,	
	2011	2012
Property and equipment, net		
United States	$ 35,044	$ 42,480
International	2,527	3,828
Total property and equipment, net	$ 37,571	$ 46,308
Goodwill		
United States	$ 67,465	$ 692,639
International	24,319	25,439
Total goodwill	$ 91,784	$ 718,078
Assets		
United States	$ 808,930	$ 1,215,949
International	38,061	40,933
Total operating segment assets	$ 846,991	$ 1,256,882
Reconciliation of operating segment assets to total assets		
Total operating segment assets	$ 846,991	$ 1,256,882
Investment in subsidiaries	(18,344)	(18,344)
Intercompany receivables	(57,612)	(73,399)
Total assets	$ 771,035	$ 1,165,139
Liabilities		
United States	$ 107,776	$ 335,855
International	53,221	70,108
Total operating segment liabilities	$ 160,997	$ 405,963
Reconciliation of operating segment liabilities to total liabilities		
Total operating segment liabilities	$ 160,997	$ 405,963
Intercompany payables	(49,139)	(67,167)
Total liabilities	$ 111,858	$ 338,796

13. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 2,000,000 shares of preferred stock, $0.01 par value, authorized for issuance as of December 31, 2012. The Board of Directors may issue the preferred stock from time to time as shares of one or more classes or series.

Common Stock

The Company has 60,000,000 shares of common stock, $0.01 par value, authorized for issuance. On June 5, 2012, the Company amended and restated its Restated Certificate of Incorporation to increase the authorized shares of common stock by 30,000,000 shares to 60,000,000 shares. Dividends may be declared and paid on the common stock, subject in all cases to the rights and preferences of the holders of preferred stock and authorization by the Board of Directors. In the event of liquidation or winding up of the Company and after the payment of all preferential amounts required to be paid to the holders of any series of preferred stock, any remaining funds shall be distributed among the holders of the issued and outstanding common stock.

14. NET INCOME PER SHARE

The following table sets forth the calculation of basic and diluted net income per share (in thousands except per share data):

	Year Ended December 31,		
	2010	2011	2012
Numerator:			
Net income	$ 13,289	$ 14,656	$ 9,915
Denominator:			
Denominator for basic net income per share — weighted-average outstanding shares	20,330	23,131	26,533
Effect of dilutive securities:			
Stock options and restricted stock	377	396	416
Denominator for diluted net income per share — weighted-average outstanding shares	20,707	23,527	26,949
Net income per share — basic	$ 0.65	$ 0.63	$ 0.37
Net income per share — diluted	$ 0.64	$ 0.62	$ 0.37

Stock options to purchase approximately 167,000, 2,300 and 0 shares that were outstanding as of December 31, 2010, 2011 and 2012, respectively, were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares during the period and, therefore, the effect would have been anti-dilutive. Additionally, shares of restricted common stock that vest based on Company performance conditions were not included in the computation of basic or diluted earnings per share.

15. EMPLOYEE BENEFIT PLANS

Stock Incentive Plans

In June 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan") prior to consummation of the Company's initial public offering. In April 2007, the Company's Board of Directors adopted the CoStar Group, Inc. 2007 Stock Incentive Plan (as amended, the "2007 Plan"), subject to stockholder approval, which was obtained on June 7, 2007. All shares of common stock that were authorized for issuance under the 1998 Plan that, as of June 7, 2007, remained available for issuance under the 1998 Plan (excluding shares subject to outstanding awards) were rolled into the 2007 Plan and, as of that date, no shares of common stock were available for new awards under the 1998 Plan. The 1998 Plan continues to govern unexercised and unexpired awards issued under the 1998 Plan prior to June 7, 2007. The 1998 Plan provided for the grant of stock and stock options to officers, directors and employees of the Company and its subsidiaries. Stock options granted under the 1998 Plan could be incentive or non-qualified, and the exercise price for an incentive stock option may not be less than the fair market value of the Company's common stock on the date of grant. The vesting period of the options and restricted stock grants under the 1998 Plan was determined by the Board of Directors or a committee thereof and was generally three to four years. Upon the occurrence of a Change of Control, as defined in the 1998 Plan, all outstanding unexercisable options and restricted stock grants under the 1998 Plan immediately become exercisable.

15. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

The 2007 Plan provides for the grant of stock options, restricted stock, restricted stock units, and stock appreciation rights to officers, employees, directors and consultants of the Company and its subsidiaries. Stock options granted under the 2007 Plan may be non-qualified or may qualify as incentive stock options. Except in limited circumstances related to a merger or other acquisition, the exercise price for an option may not be less than the fair market value of the Company's common stock on the date of grant. The vesting period for each grant of options, restricted stock, restricted stock units and stock appreciation rights under the 2007 Plan is determined by the Board of Directors or a committee thereof and is generally three to four years, subject to minimum vesting periods for restricted stock and restricted stock units of at least one year. In some cases, vesting of awards under the 2007 Plan may be based on performance conditions. The Company has reserved the following shares of common stock for issuance under the 2007 Plan (including an increase of 1,300,000 shares of common stock pursuant to an amendment to the 2007 Plan approved by the Company's stockholders on June 2, 2010 and an increase of 900,000 shares of common stock pursuant to an amendment to the 2007 Plan approved by the Company's stockholders on June 5, 2012): (a) 3,200,000 shares of common stock, plus (b) 121,875 shares of common stock that were authorized for issuance under the 1998 Plan that, as of June 7, 2007, remained available for issuance under the 1998 Plan (not including any Shares that were subject as of such date to outstanding awards under the 1998 Plan), and (c) any shares of common stock subject to outstanding awards under the 1998 Plan as of June 7, 2007, that on or after such date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares). Unless terminated sooner, the 2007 Plan will terminate in April 2017, but will continue to govern unexercised and unexpired awards issued under the 2007 Plan prior to that date. Approximately 1.3 million and 1.4 million shares were available for future grant under the 2007 Plan as of December 31, 2011 and 2012, respectively.

In February 2012, the Compensation Committee (the "Committee") of the Board of Directors of the Company approved grants of restricted common stock to the executive officers that vest based on the achievement of Company performance conditions. These awards support the Committee's goals of aligning executive incentives with long-term stockholder value and ensuring that executive officers have a continuing stake in the long-term success of the Company. In May and December of 2012, the Company granted additional shares of restricted common stock that vest based on the achievement of the Company's performance conditions to other employees. These shares of performance-based restricted common stock vest upon the Company's achievement of $90.0 million of cumulative EBITDA over a period of four consecutive calendar quarters, and are subject to forfeiture in the event the foregoing performance condition is not met by March 31, 2017. The Company granted a total of 399,413 shares of performance-based restricted common stock during the year ended December 31, 2012, representing a total estimated unrecognized stock-based compensation expense of approximately $24.0 million. All of the awards were made under the 2007 Plan and pursuant to the Company's standard form of restricted stock grant agreement. The number of shares granted was based on the fair market value of the Company's common stock on the grant date. As of December 31, 2012, the Company determined that it was not probable that the performance condition would be met by the March 31, 2017 forfeiture date and therefore, the Company recorded no expense related to the performance-based restricted common stock grants during 2012. However, the Company reassesses the probability of the achievement of the performance condition at the end of each reporting period or more frequently based upon the occurrence of events that may change the probability as to whether or not the performance condition would be met. If the Company determines at a future date that achievement of the performance condition is probable, the Company will record stock-based compensation expense related to the performance-based restricted common stock grants over the implied service period.

15. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

Option activity was as follows:

	Number of Shares	Range of Exercise Price	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2009	953,296	$16.20 - $55.07	$ 33.60		
Granted	160,892	$40.06 - $54.51	$ 43.49		
Exercised	(137,724)	$16.20 - $45.18	$ 27.01		
Canceled or expired	(30,768)	$18.31 - $44.86	$ 37.83		
Outstanding at December 31, 2010	945,696	$17.34 - $55.07	$ 36.10		
Granted	111,470	$57.16 - $60.23	$ 57.28		
Exercised	(198,132)	$17.97 - $54.51	$ 31.37		
Canceled or expired	(11,932)	$36.48 - $54.51	$ 40.65		
Outstanding at December 31, 2011	847,102	$17.34 - $60.23	$ 39.93		
Granted	102,000	$58.95 - $58.95	$ 58.95		
Exercised	(274,842)	$17.34 - $57.16	$ 34.04		
Canceled or expired	(541)	$54.51 - $54.51	$ 54.51		
Outstanding at December 31, 2012	673,719	$25.00 - $60.23	$ 45.20	5.93	$ 29,757
Exercisable at December 31, 2010	609,274	$17.34 - $55.07	$ 35.21		
Exercisable at December 31, 2011	558,849	$17.34 - $55.07	$ 37.15		
Exercisable at December 31, 2012	432,196	$25.00 - $60.23	$ 40.22	4.60	$ 21,243

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the common stock at December 31, 2010, 2011 and 2012 and (ii) the exercise prices of the underlying awards, multiplied by the shares underlying options as of December 31, 2010, 2011 and 2012, that had an exercise price less than the closing price on that date. Options to purchase 137,724, 198,132 and 274,842 shares were exercised for the years ended December 31, 2010, 2011, and 2012, respectively. The aggregate intrinsic value of options exercised, determined as of the date of option exercise, was $2.5 million, $6.1 million and $11.9 million for the years ended December 31, 2010, 2011, and 2012, respectively.

At December 31, 2012, there was $29.1 million of unrecognized compensation cost related to stock-based payments, net of forfeitures, which is expected to be recognized over a weighted-average-period of 2.8 years. Additionally, at December 31, 2012, there was approximately $24.0 million of unrecognized compensation costs related to shares of restricted common stock that vest based on the achievement of Company performance conditions.

The weighted-average grant date fair value of each option granted during the years ended December 31, 2010, 2011 and 2012 using the Black-Scholes option-pricing model was $16.54, $21.57 and $20.99 respectively.

15. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

The Company estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, using the assumptions noted in the following table:

	Year Ended December 31,		
	2010	2011	2012
Dividend yield	0 %	0 %	0 %
Expected volatility	40 %	40 %	40 %
Risk-free interest rate	2.2 %	2.2 %	0.9 %
Expected life (in years)	5	5	5

The assumptions above and the estimation of expected forfeitures are based on multiple facts, including historical employee behavior patterns of exercising options and post-employment termination behavior, expected future employee option exercise patterns, and the historical volatility of the Company's stock price.

The following table summarizes information regarding options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$25.00 - $25.00	71,980	6.16	$ 25.00	71,980	$ 25.00
$28.15 - $37.42	81,306	4.65	$ 34.79	68,806	$ 34.31
$39.00 - $39.00	73,500	1.16	$ 39.00	73,500	$ 39.00
$39.53 - $42.10	5,209	3.62	$ 40.17	3,021	$ 40.20
$42.29 - $42.29	87,668	7.19	$ 42.29	52,132	$ 42.29
$42.71 - $44.86	80,258	4.37	$ 44.12	73,164	$ 44.23
$45.18 - $54.51	64,228	4.33	$ 51.79	58,819	$ 51.54
$57.16 - $57.16	98,800	8.17	$ 57.16	28,582	$ 57.16
$58.06 - $58.06	6,450	8.08	$ 58.06	1,612	$ 58.06
$58.95 - $60.23	104,320	9.12	$ 58.98	580	$ 60.23
$25.00 - $60.23	673,719	5.93	$ 45.20	432,196	$ 40.22

15. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

The following table presents unvested restricted stock awards activity for the year ended December 31, 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested restricted stock at December 31, 2011	366,591	$ 50.52
Granted	854,868	$ 69.03
Vested	(164,818)	$ 47.22
Canceled	(35,968)	$ 61.35
Unvested restricted stock at December 31, 2012	1,020,673	$ 66.17

Employee 401(k) Plan

The Company maintains a 401(k) Plan (the "401(k)") as a defined contribution retirement plan for all eligible employees. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the Internal Revenue Service. In 2010, 2011 and 2012, the Company matched 50% of employee contributions up to a maximum of 6% of total compensation. Amounts contributed to the 401(k) by the Company to match employee contributions for the years ended December 31, 2010, 2011 and 2012 were approximately $1.5 million, $1.9 million and $2.7 million, respectively. The Company had no administrative expenses in connection with the 401(k) plan for the years ended December 31, 2010, 2011 and 2012, respectively.

Employee Pension Plan

The Company maintains a company personal pension plan for all eligible employees in the Company's U.K. offices. The plan is a defined contribution plan. Employees are eligible to contribute a portion of their salaries, subject to a maximum annual amount as established by Her Majesty's Revenue and Customs. In 2010, 2011 and 2012, the Company matched 50% of employee contributions up to a maximum of 6% of total compensation. Amounts contributed to the plan by the Company to match employee contributions for the years ended December 31, 2010, 2011 and 2012 were approximately $160,000, $160,000 and $180,000, respectively.

Employee Stock Purchase Plan

As of August 1, 2006, the Company introduced an Employee Stock Purchase Plan ("ESPP"), pursuant to which eligible employees participating in the plan authorize the Company to withhold specified amounts from the employees' compensation and use the withheld amounts to purchase shares of the Company's common stock at 90% of the market price. Participating employees are able to purchase common stock under this plan during each offering period. An offering period begins the second Saturday before each of the Company's regular pay dates and ends on each of the Company's regular pay dates. There were 56,339 and 46,186 shares available for purchase under the ESPP as of December 31, 2011 and 2012, respectively and approximately 7,800 and 10,153 shares of the Company's common stock were purchased under the ESPP during 2011 and 2012, respectively.

16. LEASE RESTRUCTURING CHARGES

Effective July 18, 2011, the Company consolidated its White Marsh, Maryland office with its Columbia, Maryland and Washington, DC offices. The consolidation of the facility resulted in a lease restructuring charge of approximately $1.5 million recorded in general and administrative expense in the third quarter of 2011. The third quarter lease restructuring charge included amounts for the abandonment of certain lease space as well as the impairment of leasehold improvements, furniture and other equipment totaling approximately $500,000.

16. LEASE RESTRUCTURING CHARGES — (CONTINUED)

Effective October 5, 2012, the Company consolidated its San Francisco, California office with its LoopNet office in San Francisco, California. The consolidation of the facility resulted in a lease restructuring charge of approximately $80,000, which was recorded in general and administrative expense in the fourth quarter of 2012. The fourth quarter lease restructuring charge included amounts for the abandonment of certain lease space as well as the impairment of leasehold improvements totaling approximately $17,000.

On October 24, 2012, the Company entered into an early termination agreement to settle all remaining rent payments due under the lease agreement for one of its offices in Boston, Massachusetts that was consolidated on September 24, 2010. Under the terms of the early termination agreement, the Company made a payment of approximately $121,000 on October 29, 2012 to settle the entire obligation under the lease agreement. The Company recorded the payment as a reduction to the remaining restructuring charge for the Boston office in the fourth quarter of 2012.

The amount of the lease restructuring charges recorded were based upon management's best estimate of amounts and timing of certain events that are expected to occur in the future. It is possible that the actual outcome of these events may differ from estimates. The Company reassesses the expected cost to complete the consolidation of the facilities at the end of each reporting period and adjusts the restructuring accrual as necessary to reflect any changes. As a result of reassessments due to changes in the Company's assumed sublease income over the remaining lease term, adjustments of approximately $0, $195,000 and $75,000 were recorded for the years ended December 31, 2010, 2011 and 2012, respectively. Any future changes will be made to the restructuring accrual when any such differences become determinable.

The following table summarizes the amount included in accrued expenses related to these restructuring charges from December 31, 2010 to December 31, 2012 (in thousands):

	Lease Restructuring Accrual
Accrual balance at December 31, 2010	$ 931
Original charge for White Marsh office	959
Rent payments made in 2011	(1,319)
Adjustment for assumed sublease income and accretion in 2011	262
Accrual balance at December 31, 2011	833
Original charge for San Francisco office	63
Adjustment for Boston office	(103)
Rent payments made in 2012	(882)
Adjustment for assumed sublease income and accretion in 2012	121
Accrual balance at December 31, 2012	$ 32

17. PURCHASE OF BUILDING

In February 2010, the Company purchased a 169,429 square-foot office building located at 1331 L Street, NW in downtown Washington, DC together with the tenancy in the underlying ground lease for the property for a purchase price of $41.25 million in cash. This facility is being used primarily by the Company's U.S. segment. The Company began relocating its Bethesda-based employees and infrastructure to the new building starting in July 2010 and completed its relocation by October 15, 2010.

In connection with the purchase of the building, the Company assumed the ground lease for the parcel of land under the building. The lease, which expires February 29, 2088, requires the payment of minimum annual rent of $778,000 through February 29, 2012, then approximately $918,000 annually through February 29, 2024. Thereafter, the minimum rate is adjusted to fair market value, as defined in the lease, once every 7 years.

The purchase of the building was accounted for as an asset acquisition. The total purchase price of $41.25 million, plus $1.7 million of direct transaction costs was allocated to the building. No other significant assets or liabilities were acquired in this transaction. See Note 18 for further details on the subsequent sale of the building in February 2011.

18. SALE OF BUILDING

On February 2, 2011, 1331 L Street Holdings, LLC ("Holdings"), a wholly owned subsidiary of the Company, and GLL L-Street 1331, LLC ("GLL"), an affiliate of Munich-based GLL Real Estate Partners GmbH, entered into a purchase and sale agreement pursuant to which (i) Holdings agreed to sell to GLL its interest in the 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC, and (ii) CoStar Realty, a wholly owned subsidiary of the Company, agreed to enter into a lease expiring May 31, 2025 with GLL to lease back 149,514 square feet of the office space located in this building, which the Company continues to use as its corporate headquarters. The closing of the sale took place on February 18, 2011. The aggregate consideration paid by GLL to Holdings pursuant to the purchase and sale agreement was $101.0 million in cash, $15.0 million of which was designated to fund additional build-out and planned improvements at the building. Approximately $12.5 million of the $15.0 million additional build-out is recorded as a leasehold improvement in property and equipment. The carrying value of the building at the time of the sale was approximately $47.5 million. Pursuant to the purchase and sale agreement, Holdings entered into an assignment and assumption agreement with GLL regarding the existing ground lease.

The office lease will expire May 31, 2025. The initial base rent is $38.50 per square foot of occupied space, escalating 2.5% per year commencing June 1, 2011. Minimum lease payments will be approximately $6.1 million, $6.3 million, $6.4 million, $6.6 million and $6.8 million for fiscal years 2013 through 2017, respectively, and a total of $55.8 million from 2018 to the end of the lease term.

The transaction qualified for sale-leaseback accounting under an operating lease as all of the risks and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback arrangement did not include any form of continuing involvement, other than a normal leaseback. The $36.0 million gain on sale has been deferred and is being recorded as a reduction in rent expense over the term of the lease in accordance with the accounting guidance for sale-leaseback transactions. The Company recorded approximately $2.2 million and $2.5 million from the gain on sale for the years ended December 31, 2011 and 2012, respectively. The closing costs incurred in connection with the sale-leaseback agreement were approximately $2.4 million, primarily due to legal costs, broker commissions and transfer costs which were recorded as a reduction to the gain in the first quarter of 2011.

19. EQUITY OFFERING

During June 2011, the Company completed an equity offering of 4,312,500 shares of common stock for $60.00 per share. Net proceeds from the equity offering were approximately $247.9 million, after deducting approximately $10.4 million of underwriting discounts and commissions and offering expenses of approximately $500,000. The Company used the net proceeds from the sale of the securities to fund a portion of the cash consideration payable in connection with its acquisition of LoopNet. See Note 3 for additional information regarding the acquisition of LoopNet.


Andrew C. Florance*


Michael R. Klein


David Bonderman


Christopher J. Nassetta


Michael J. Glosserman


Warren H. Haber


John W. Hill


David J. Steinberg


Brian J. Radecki*


John L. Stanfill*


Frank A. Carchedi*


Jennifer L. Kitchen*


Jonathan A. Coleman


Frank A. Simuro


Eric C. Forman


Susan E. Jeffress


Mark A. Klionsky


Curtis M. Kroeker


Giles R. Newman


Hans G. Nordby


Dr. Ruijue Peng


Curtis M. Ricketts


Fred G. Saint


Donna G. Tanenbaum


M. Andy Thomas


Wayne B. Warthen

Board of Directors and Executive Officers

Andrew C. Florance*
President & Chief Executive Officer, CoStar Group, Inc.

Michael R. Klein
Chairman of the Board, CoStar Group, Inc. & Chairman of the Board The Sunlight Foundation

David Bonderman
Founding Partner, TPG Capital, L.P.

Christopher J. Nassetta
President & Chief Executive Officer, Hilton Worldwide

Michael J. Glosserman
Managing Member, The JBG Companies

Warren H. Haber
Chairman of the Board & Chief Executive Officer, Founders Equity, Inc.

John W. Hill
Founder and Chief Executive Officer, J Hill Group

David J. Steinberg
Chief Executive Officer, SnappCloud, Inc.

Brian J. Radecki*
Chief Financial Officer

John L. Stanfill*
Senior Vice President, Sales & Customer Service

Frank A. Carchedi*
Executive Vice President, Operations

Jennifer L. Kitchen*
Senior Vice President, Research

Jonathan A. Coleman
General Counsel & Secretary

Frank A. Simuro
Chief Information Officer

Senior Management

Eric C. Forman
Chief Executive Officer, Resolve

Susan E. Jeffress
Vice President, Customer Service

Mark A. Klionsky
Senior Vice President, Marketing

Curtis M. Kroeker
President, Marketplace Verticals, LoopNet

Giles R. Newman
Manager Director, CoStar U.K. Limited

Hans G. Nordby
Managing Director, PPR

Dr. Ruijue Peng
Chief Research Officer, PPR

Curtis M. Ricketts
Senior Vice President, Marketing/Product Design

Fred G. Saint
President, LoopNet, Inc.

Donna G. Tanenbaum
Vice President, Human Resources

M. Andy Thomas
President, Virtual Premise

Wayne B. Warthen
Chief Technology Officer & Senior Vice President, Information Technology, LoopNet

* DENOTES SECTION 16 AND EXECUTIVE OFFICER UNDER THE SECURITIES EXCHANGE ACT



1331 L Street, NW
Washington, DC 20005
1-800-811-4798

costar.com

About CoStar

CoStar Group (NASDAQ: CSGP) is commercial real estate's leading provider of information, analytics and marketing services. Founded in 1987, CoStar conducts expansive, ongoing research to produce and maintain the largest and most comprehensive database of commercial real estate information. Our suite of online services enables clients to analyze, interpret and gain unmatched insight on commercial property values, market conditions and current availabilities. Through LoopNet, the Company operates the most heavily trafficked commercial real estate marketplace online with more than 6.7 million registered members. CoStar operates websites that have over 10 million unique monthly visitors in aggregate. Headquartered in Washington, DC, CoStar maintains offices throughout the U.S. and in Europe with a staff of approximately 2,000 worldwide, including the industry's largest professional research organization. For more information, visit **www.costar.com**.

Shareholder Information

Stock Listing
Symbol: CSGP
NASDAQ Listed

Independent Auditors
Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Transfer Agent and Registrar
American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Investor Relations



Richard Simonelli
Director, Investor Relations
202-346-6394
rsimonelli@costar.com